
13002250

FIRST FARMERS®

Reflecting on 2012

2012 Annual Report

2012 REPORT TO SHAREHOLDERS

FIRST FARMERS AND MERCHANTS CORPORATION AND SUBSIDIARIES

Condensed statements, December 31, 2012 and December 31, 2011 (In thousands of Dollars)

ASSETS	2012	2011	%change
Cash and due from banks	$70,396	$73,021	-3.6%
United States government securities (including agencies & mortgaged backed securities)	277,735	235,051	18.2%
Municipal and other securities	99,738	114,433	-12.8%
Loans, less unearned income and allowance for possible loan losses	558,350	508,602	9.8%
Bank premises and equipment, at cost less allowance for depreciation and amortization	26,417	25,537	3.4%
Other assets	57,727	61,164	-5.6%
TOTAL ASSETS	**$1,090,363**	**$1,017,808**	**7.1%**
LIABILITIES			
Deposits	$932,849	$856,430	8.9%
Federal funds purchased and securities sold under repurchase agreements	17,068	16,347	4.4%
Other liabilities	25,855	32,882	-21.4%
TOTAL LIABILITIES	**$975,772**	**$905,659**	**7.7%**
SHAREHOLDERS' EQUITY			
Common Stock	$ 51,800	$ 53,300	-2.8%
Noncontrolling interest – preferred stock	95	95	0.0%
Retained earnings	57,366	55,546	3.3%
Accumulated other comprehensive income	5,330	3,208	66.1%
TOTAL EQUITY	**$114,591**	**$112,149**	**2.2%**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$1,090,363**	**$1,017,808**	**7.1%**

FIRST FARMERS AND MERCHANTS CORPORATION is a bank holding company headquartered in Columbia, Tennessee. Its sole subsidiary is First Farmers & Merchants Bank. First Farmers operates 20 banking locations in Middle Tennessee and Northern Alabama. It operates in a seven-county area in Middle Tennessee that includes Maury, Lawrence, Marshall, Hickman, Giles, Dickson and Williamson counties. In 2012, it opened the new McEwen office in Williamson County and a mortgage loan production office in Florence, Alabama. It is distinguished by its commitment to traditional, personal banking relationships that incorporate state-of-the-art technology to provide the highest possible level of service. Since the bank's establishment in 1909, it has worked to uphold the motto, "Dedicated to Community Service."

For more information: First Farmers and Merchants Corporation, 816 South Garden Street, Columbia, TN 38401
(931) 388-3145 | (800) 882-8378 | myfirstfarmers.com | Member FDIC


FIRST FARMERS
Member FDIC

Patricia P. Bearden
Chief Financial Officer

First Farmers & Merchants Bank
P. O. Box 1148
816 S. Garden St.
Columbia, TN 38402
pat.bearden@myfirstfarmers.com

Direct: (931) 380-8257
Cell: (931) 797.1138
Fax: (931) 380-8358
Toll Free: (800) 882-8378

LETTER FROM THE CEO



To our Shareholders:

With the economy still challenging our financial environment, your bank continued to do well during 2012. Indeed, we are truly blessed.

It was a year of further stability and profitability for the bank, as these select financial highlights show:

- Net income of $7,608,000
- Total shareholders' equity of $114,591,000
- Core book value increased to $21.09 per share
- Total assets increased 7.13%
- Total deposits up 8.92%

First Farmers & Merchants Bank remains both stable and profitable. And I'm pleased to report that our Board of Directors approved dividends paid to shareholders in the amount of $3.94 million during the year. Our bank also repurchased 150,000 shares of First Farmers and Merchants Corporation stock.

I can't emphasize enough how strong a team we have in our directors, officers and employees. These are professionals who have been around the banking business for years. As a result, they have done an outstanding job helping us achieve our continued profitability.

Thank you for your support of First Farmers and Merchants Corporation.

T. Randy Stevens
Chairman and CEO
First Farmers and Merchants Corporation


AVERAGE DEPOSITS
$900,000
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
2007
2008
2009
2010
2011
2012


AVERAGE ASSETS
$1,000,000
$900,000
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
2007
2008
2009
2010
2011
2012


BOOK VALUE PER SHARE
$20.50
$20.00
$19.50
$19.00
$18.50
$18.00
$17.50
$17.00
$16.50
$16.00
$15.50
2007
2008
2009
2010
2011
2012

BOARD OF DIRECTORS



T. Randy Stevens

CHAIRMAN AND CEO
FIRST FARMERS
AND MERCHANTS
CORPORATION/FF&MB



Timothy E. Pettus

PRESIDENT
FIRST FARMERS
AND MERCHANTS
CORPORATION/FF&MB



Kenneth A. Abercrombie

RETIRED, PRESIDENT
LORETTO CASKET CO., INC.



James L. Bailey

MAYOR
MAURY COUNTY, TENNESSEE



M. Darlene Baxter

RETIRED, VICE PRESIDENT -
AFFILIATE SERVICES
MAURY REGIONAL
MEDICAL CENTER



Jonathan M. Edwards

PRESIDENT AND CEO
EDWARDS OIL COMPANY



Thomas Napier Gordon

ATTORNEY AND
MANAGING PARTNER
GORDON BROTHERS PROPERTIES



Dalton M. Mounger

ATTORNEY



Dr. Joseph W. Remke, III

OPTOMETRIST



Pat Riley

PRESIDENT AND CEO
RCR BUILDING CORPORATION



Matthew M. Scoggins, Jr.

CEO
TENNESSEE FARMERS
INSURANCE COMPANIES



W. Lacy Upchurch

PRESIDENT
TENNESSEE FARM BUREAU
FEDERATION



Kimberly D. Vella

SENIOR VICE PRESIDENT
HUMAN RESOURCES
TRACTOR SUPPLY COMPANY



Dan C. Wheeler

RETIRED, DIRECTOR
UT CENTER FOR
PROFITABLE AGRICULTURE



Dr. David S. Williams

ORTHODONTIST


FIRST FARMERS®
For the life you lead®

2012 FINANCIAL REPORTS

Please contact: Patricia P. Bearden, Chief Financial Officer, about any information contained in this report.
Notice of Annual Shareholders Meeting: Tuesday, April 16, 2013, at 11:00 a.m.
Location: First Farmers Northside Office, 901 Nashville Highway, Columbia, Tennessee

COMPARATIVE PERFORMANCE

Set forth below is a graph comparing the yearly change in the cumulative total shareholder return on the common stock of First Farmers and Merchants Corporation (FF&M in the graph) against the cumulative total return of the S&P 500 Index and the Dow Jones Select Regional Bank Index for the five-year period commencing December 31, 2007, and ending December 31, 2012.



$120.00
$110.00
$100.00
$90.00
$80.00
$70.00
$60.00
$50.00
$40.00
2008
2009
2010
2011
2012
First Farmers
Dow Jones Select Regional Bank Index
S&P 500

VALUE OF $100 INVESTED ON DECEMBER 31, 2007

	2007	2008	2009	2010	2011	2012
FF&M*	$ 100.00	$ 97.43	$ 89.18	$ 65.79	$ 60.69	$ 50.50
DOW JONES SELECT REGIONAL BANK INDEX**	100.00	66.31	59.37	71.80	62.94	74.58
S&P 500***	100.00	63.01	79.69	91.71	93.64	108.52

* Assumes that the value of the investment in FF&M was $100 on December 31, 2007, with all dividends reinvested.
** Assumes that the value of the investment in the index was $100 on December 31, 2007, with all dividends reinvested.
*** Assumes that the value of the investment in the index was $100 on December 31, 2007, with all dividends reinvested.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report to Shareholders may not be based on historical facts and are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "hopes," "may," "plans," "will," or "anticipates," or the negatives of such terms. We caution you not to place undue reliance on such forward-looking statements in this Annual Report to Shareholders because results could differ materially from those anticipated as a result of a variety of factors. These forward-looking statements include, without limitation, those relating to the quality of service provided to customers, reduction in net loans, the effect of fluctuating interest rates on net interest income, the stability of market rates, adequate access to capital to meet liquidity needs, capital expenditures, the completion of our new branch, cash dividends, cash flows on impaired loans, the present value of servicing income, deferred tax assets, potential issuance of shares, the fair value of bonds, impairment of securities, lease commitments, troubled debt restructurings, the Federal Home Loan Bank of Cincinnati (the "FHLB") credit line, repayment of loans by borrowers, legal claims, capital adequacy requirements, fair value valuation methodologies, fair value of other assets, valuation of financial instruments, post-retirement benefit payments, interest rate sensitivity and risk, diversification of the loan portfolio, gross interest income, the adequacy of allowance for loan and lease losses, the loan concentration, expected maturity of investment securities, intent of management to hold certain loans until maturity or payoff, the value of underlying collateral and the impact of accounting standards on the financial statements. Factors that could affect our results include, but are not limited to, changes in economic conditions; fluctuations in prevailing interest rates and the effectiveness of our risk monitoring systems; our ability to maintain credit quality; our ability to provide market competitive products and services; laws and regulations affecting financial institutions in general; our ability to operate and integrate new technology; the effectiveness of our interest rate hedging strategies; government fiscal and monetary policies; changes in our operating or expansion strategy; changes in our assumptions or estimation methodologies; the availability of and costs associated with maintaining and/or obtaining adequate and timely sources of liquidity; limitations on our ability to pay dividends and to meet our cash obligations; assumptions and judgments about the collectability of our loan portfolio; our ability to compete with other financial services companies and other factors generally understood to affect the financial results of financial services companies.

EXECUTIVE OVERVIEW

General

First Farmers and Merchants Corporation (the "Corporation") was incorporated on March 31, 1982, as a Tennessee corporation. As of December 31, 2012, the only direct subsidiary of the Corporation was First Farmers and Merchants Bank (the "Bank"), which conducts the principal business of the consolidated company. The Bank was organized as a national bank in 1954 as a successor to a state bank that was organized in 1909. The Bank remained a national bank until July 5, 2005, when it converted back to a state-chartered bank and changed its name from First Farmers and Merchants National Bank to First Farmers and Merchants Bank. The Bank has direct and indirect subsidiaries through which it holds F&M West, Incorporated, Maury Tenn, Incorporated and Maury Tenn Properties, Incorporated. The principal executive offices of the Corporation are located at 816 South Garden Street, Columbia, Maury County, Tennessee. Management of the Corporation evaluates the financial condition of the Corporation in terms of the Bank's operations within its service area.

All dollar amounts in this Annual Report to Shareholders, other than share and per-share amounts, are in thousands, unless otherwise noted.

Financial Condition

The Corporation's assets consist primarily of its investment in the Bank and other smaller investments. Its primary activities are conducted through the Bank. The Bank is committed to providing quality services in diverse markets and a changing interest rate environment. Management hopes to provide Bank customers the quality service of a community bank and the safety and strength of a regional bank.

At December 31, 2012, the Corporation's consolidated total assets were $1,090,363, its consolidated net loans were $558,350, its total deposits were $932,849 and its total shareholders' equity was $114,591. The economic climate in the Corporation's market area of Middle Tennessee began to stabilize in 2012, as evidenced by the Corporation's loan volume, an increase of 9.8% of net loans at December 31, 2012, compared to December 31, 2011. Total deposits increased by 8.9% and total shareholders' equity increased by 2.2% over the same period.

Results of Operations

Consolidated net income in 2012 totaled $7,608, an 8.7% increase from $6,996 in 2011 and a 5.0% increase from $7,243 in 2010. Net interest income decreased 1.0% from 2011 and increased 1.3% from 2010. With interest rates continuing on a downward trend, loan yields and investment yields have continued to decrease, while deposit costs decreases have slowed. On a per-common-share basis, net income totaled $1.43for 2012 versus $1.30 for 2011 and $1.32 for 2010.

The accompanying tables and the discussion and financial information are presented to aid in understanding the Corporation's financial position and results of operations. The emphasis of this discussion is on the years ended December 31, 2012, 2011 and 2010; however, financial information for prior years will also be presented where appropriate or required. This discussion should be read in conjunction with the Consolidated Financial Statements and the Notes to Consolidated Financial Statements included elsewhere in this Annual Report to Shareholders.

The Corporation's financial condition is dependent on a variety of factors, including the quality and nature of its assets, its liability and capital structure, the market and economic conditions and the quality of its personnel.

FINANCIAL CONDITION

Net Interest Margin

Net interest margin is defined as the difference between the revenue from earning assets (primarily interest income) and interest expense related to interest-bearing liabilities. Net interest margin is a function of the average balances of earning assets and interest-bearing liabilities and the yields earned and rates paid on those balances. In order to succeed in the banking industry, it is critical to maintain the net interest margin at a level that, when coupled with noninterest revenues, exceeds additions to the allowance for loan and lease losses, noninterest expenses and income taxes and yields an acceptable profit.

The Corporation plans the Bank's operations with the goal of maintaining a satisfactory spread between the yields on earning assets and the related cost of interest-bearing funds. The gross interest spread is determined by comparing the taxable equivalent gross interest margin to average earning assets before deducting the allowance for loan losses. This spread reflects the overall profitability of earning assets, including both those funded by interest-bearing sources and those that do not generate interest (primarily noninterest-bearing demand deposits). This spread is most often used when analyzing a banking institution's overall gross margin profitability compared to that of other financial institutions. Management uses calculations and similar ratios to assist in pricing decisions for interest-related products. Table A below presents the average daily balances, the components of the gross interest margin (on a taxable equivalent basis), the yield or rate, and the incremental and gross interest spread for each of the last three years by major categories of assets and liabilities.

TABLE A - Distribution of Assets, Liabilities, Shareholders' Equity, Interest Rates and Interest Differential

(Dollars in Thousands)	2012			2011			2010		
	Average Balance	**Rate/ Yield**	**Interest**	Average Balance	Rate/ Yield	Interest	Average Balance	Rate/ Yield	Interest
ASSETS									
Interest-earning assets									
Loans, net	**$ 518,158**	**5.50%**	**$ 28,474**	$ 534,841	5.67 %	$ 30,338	$ 564,388	5.79%	$ 32,696
Bank deposits	**41,560**	**0.28%**	**116**	28,594	0.25%	71	5,063	0.28%	14
Taxable securities	**295,004**	**1.75%**	**5,148**	205,631	2.18%	4,485	171,567	2.40%	4,126
Tax exempt securities	**83,788**	**5.95%**	**4,956**	95,814	5.93%	5,679	91,929	5.97%	5,488
Federal funds sold	**14,780**	**0.25%**	**37**	11,920	0.23%	27	22,678	0.19%	44
TOTAL EARNING ASSETS	**953,290**	**4.06%**	**$ 38,731**	876,800	4.63%	$ 40,600	855,625	4.95%	$ 42,368
Noninterest-earning assets									
Cash and due from banks	**16,096**			16,198			15,424		
Bank premises and equipment	**25,886**			23,914			21,756		
Other assets	**59,047**			58,400			60,434		
TOTAL ASSETS	**$ 1,054,319**			$ 975,312			$ 953,239		
LIABILITES AND SHAREHOLDERS' EQUITY									
Interest-bearing liabilities									
Time and savings deposits:									
NOW and money market accounts	**$ 408,077**	**0.22%**	**$ 896**	$ 368,319	0.35%	$ 1,273	$ 350,983	0.51%	$ 1,776
Savings	**80,026**	**0.08%**	**62**	74,309	0.12%	91	71,224	0.12%	87
Time up to $100	**130,391**	**0.87%**	**1,132**	136,691	1.09%	1,493	142,869	1.59%	2,278
Time over $100	**118,208**	**1.06%**	**1,253**	105,514	1.29%	1,366	107,894	1.75%	1,888
TOTAL INTEREST-BEARING DEPOSITS	**736,702**	**0.45%**	**3,343**	684,833	0.62%	4,223	672,970	0.90%	6,029
Federal funds purchased and securities Sold under agreements to repurchase	**18,934**	**0.38%**	**72**	11,980	0.48%	57	5,681	0.48%	27
FHLB borrowing	**11,802**	**3.61%**	**426**	18,807	3.52%	662	27,973	3.38%	945
Other liabilities	**-**	**-**	**-**	400	-	-	407	-	-
TOTAL INTEREST BEARING LIABILITIES	**767,438**	**0.50%**	**$ 3,841**	716,020	0.69%	$ 4,942	707,031	0.99%	$ 7,001
Noninterest bearing liabilities									
Demand deposits	**156,784**			135,417			122,816		
Other liabilities	**15,700**			14,494			14,159		
TOTAL LIABILITIES	**939,922**			865,931			844,006		
Shareholders' equity	**114,397**			109,381			109,233		
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 1,054,319**			$ 975,312			$ 953,239		
Net interest spread*		**3.56%**			3.94%			3.96%	
Net yield on interest-earning assets*		**3.66%**			4.07%			4.13%	

*Taxable equivalent basis

Notes:

1. U.S. government (agency, state and political subdivision), and corporate debt securities plus equity securities in the available-for-sale and held-to-maturity categories are taxable securities. Most municipal debt securities are nontaxable.
2. The taxable equivalent adjustment has been computed based on a 34% federal income tax rate and has given effect to the disallowance of interest expense, for federal income tax purposes, related to certain tax-free assets. Loans include nonaccrual loans for all years presented.
3. The average balances of the amortized cost of available-for-sale securities were used in the calculations in this table.

All numbers are reported in thousands except share and per share data.

Table B below sets forth, for the periods indicated, a summary of consolidated changes in interest earned and interest paid, reflected by the interest generated by volume changes and the interest generated by changes in the yield or rate. On a tax equivalent basis, net interest income decreased $1,063 for the year ended December 31, 2012, compared to the year ended December 31, 2011, primarily because of lower interest rates on earning assets. Interest paid on interest bearing deposits was down in 2012 compared to 2011 primarily because of lower average interest rates. Interest paid on the FHLB line of credit was $426 in 2012 compared to $662 in 2011.

TABLE B - Volume and Yield/Rate Variances
(Taxable Equivalent Basis)

	2012 Compared to 2011			2011 Compared to 2010		
	Volume	**Yield /Rate**	**Net Increase (Decrease)**	Volume	Yield /Rate	Net Increase (Decrease)
Revenue earned on						
Loans, net	$ (946)	$ (918)	$ (1,864)	$ (1,711)	$ (647)	$ (2,358)
Bank deposits	32	13	45	66	(9)	57
Investment securities						
Taxable securities	1,948	(1,285)	663	818	(459)	359
Tax-free securities	(782)	34	(748)	232	(41)	191
Other Investments	-	4	4	-	-	-
Federal funds sold	7	3	10	(20)	3	(17)
Total interest earning assets	259	(2,149)	(1,890)	(615)	(1,153)	(1,768)
Interest paid on						
NOW and money market accounts	139	(516)	(377)	88	(591)	(503)
Savings deposits	7	(36)	(29)	4	0	4
Time deposits up to $100	(69)	(292)	(361)	(98)	(687)	(785)
Time deposits over $100	164	(277)	(113)	(42)	(480)	(522)
Federal funds purchased and securities sold under agreements to repurchase	33	(18)	15	30	0	30
Short-term debt	-	-	-	-	-	-
Long-term debt	(247)	11	(236)	(310)	27	(283)
Total interest-bearing funds	27	(1,128)	(1,101)	(328)	(1,731)	(2,059)
Net interest earnings	$ 232	$ (1,021)	$ (789)	$ (287)	$ 578	$ 291

Notes:

1. The change in interest earned or paid resulting from both volume and rate or yield has been allocated accordingly in proportion to the relationship of the absolute amounts of the change in each. Loans include nonaccrual loans for all years presented.
2. The computation of the taxable equivalent adjustment has given effect to the disallowance of interest expense, for federal income tax purposes, related to certain tax-exempt assets.
3. U.S. government (agency, state and political subdivision), and corporate debt securities plus equity securities in the available-for-sale and held-to-maturity categories are taxable securities.

Assets and Liabilities

Average earning assets increased 8.6% in 2012 compared to 2011 and increased 2.5% in 2011 compared to 2010. As a financial institution, the Corporation's primary earning assets are loans made by the Bank. In 2012, average net loans represented 54.4% of average earning assets compared to 61.0% of average earnings assets at December 31, 2011. Average net loans decreased 3.1% in 2012 compared to 2011 and decreased 5.2% in 2011 compared to 2010. Management of the Corporation believes that average net loans will increase throughout 2013 because of the increase in demand for loans over the past six months.

All numbers are reported in thousands except share and per share data.

Average investment securities, which comprised 25.7% of average earning assets in 2012, increased 26.9% from 2011 compared to a 17.4% increase in 2011 from 2010. This increase in average investments was the result of sluggish loan growth in the half of the year and, therefore, management grew the investment portfolio during this time. Average total assets increased 8.1% during 2012 compared to an increase of 2.3% between 2011 and 2010.

The Bank's average deposits increased 8.9% in 2012 compared to 2011. The increase in average deposits for 2012 was primarily a result of an increase in interest-bearing deposits, which also contributed to the Bank's 3.1% increase in average deposits in 2011 compared to 2010. Average interest-bearing transaction accounts in 2012 increased 7.6% from 2011. Time deposits up to $100 decreased 4.6% as of December 31, 2012, compared to December 31, 2011, and time deposits over $100 increased 12.0% over the same period primarily. Average savings deposits increased 7.7% in 2012 compared to 2011. Average Negotiable Order of Withdrawal ("NOW") and money market accounts increased 9.4% in 2012 compared to 2011. Savings deposits have historically been steady providers of a core, low-cost source of funding.

Customer relationship development helped maintain a relatively stable base in noninterest-bearing deposits during 2012. The Bank's noninterest-bearing deposits have remained strong and were 17.5% of average total deposits in 2012, 16.5% of average total deposits in 2011 and 15.4% of average total deposits in 2010. Average noninterest-bearing deposits increased 15.8% for 2012 and 10.3% for 2011.

The Bank has a Blanket Agreement for Advances and Security Agreement with the FHLB for term debt or other obligations. For more information, see Note 9 of the Notes to Consolidated Financial Statements included elsewhere in this Annual Report to Shareholders.

LIQUIDITY AND CAPITAL RESOURCES

The Bank uses a formal asset and liability management process to ensure adequate liquidity and control interest rate risk. The Bank's goal of liquidity management is to provide adequate funds to meet loan demand and any potential unexpected deposit withdrawals. The Bank accomplishes this goal by striving for consistent core deposit growth, holding adequate liquid assets and maintaining unused capacity to borrow funds. The Bank's objective of interest rate risk management is to maintain reasonable stability in the gross interest margin despite changes in the level of interest rates and the spread among interest rates.

Liquidity

Most of the capital needs of the Bank historically have been financed with retained earnings and deposits received, and the Corporation's primary source of liquidity has been dividends declared by the Bank. The Bank's Board of Directors has adopted a liquidity policy that outlines specific liquidity target balances. Compliance with this policy is reviewed quarterly by the Bank's Asset/Liability Committee and results are reported to the Bank's Board of Directors. At December 31, 2012, available liquidity was $282,724 compared to $264,801 as of December 31, 2011.

Management believes that the Corporation's traditional sources of cash generated from the Bank's operating activities are adequate to meet the Corporation's liquidity needs for normal ongoing operations; however, the Bank also has access to additional capital, if necessary, through additional advances from the FHLB or the Cash Management Advance Line of Credit Agreement with the FHLB. In March 2008, the Bank obtained five advances at $7,000 each from the FHLB, and in September 2008, the Bank obtained two additional advances of $3,100 each for a total borrowing in 2009 of $41,200. The first three scheduled repayments of the advances were made in March 2010, March and September 2011, and March 2012. The remaining payments will occur in March and September 2013. The borrowings from the FHLB have been used generally for investment strategies to enhance the Bank's portfolio. Please refer to Note 9 in the Notes to Consolidated Financial Statements for additional information about borrowings from the FHLB and the repayment schedule of such borrowings.

Interest Rate Risk

The Bank uses an earnings simulation model to evaluate the impact of different interest rate scenarios on the gross margin. Each quarter, the Bank's Asset/Liability Committee assesses the relationship of rate-sensitive earning assets to rate-sensitive interest-bearing liabilities (interest rate sensitivity), which is the principal factor in determining the effect that fluctuating interest rates will have on future net interest income. Rate-sensitive earning assets and interest-bearing liabilities are those that can be repriced to current

All numbers are reported in thousands except share and per share data.

market rates within a defined time period. The Asset/Liability Committee measures near-term risk (within the next 12 and 24 months) to net interest income resulting from changes in interest rates. The model incorporates the Bank's assets and liabilities, together with forecasted changes in the balance sheet mix and assumptions that reflect the current interest rate environment, to simulate the effect of possible changes in interest rates on net interest income. The Asset/Liability Committee's policy is to conduct a monthly review of budgeted financial goals where the actual dollar change in net interest income is different from interest rate movements. A negative dollar change in net interest income for a 12- and 24-month period of less than 10.0% of net interest income given a 200 basis point shift in interest rates is considered an acceptable rate risk position. At December 31, 2012, if interest rates were to rise 200 basis points (2.0%) over the next 24 months, net interest income would be $66 less than currently projected if rates were to remain stable. This would represent a decrease in net interest income of 0.2%. At December 31, 2012, if interest rates were to decline 100 basis points (1.0%) over the next 12 months, net interest income would decrease $442 more than the projection of rates remaining stable. This would represent a decrease in net interest income of 1.4%. The changes in percentages in both cases are within policy guidelines established by the Bank's Board of Directors.

Another tool used to monitor the Bank's overall interest rate sensitivity is a gap analysis (the difference between the earning asset and interest-bearing liability amounts scheduled to be repriced to current market rates in subsequent periods). Table C below shows the Bank's rate-sensitive position at December 31, 2012, as measured by the gap analysis. Nonmaturing balances such as money market, savings and NOW accounts have no contractual or stated maturities. Management has attempted to use historical data (pricing history) on these categories to best determine the impact of these nonmaturing balances on the net interest margin as interest rates change. Management anticipates that rates will remain steady through most of 2012 and has determined that the Bank is in an acceptable rate risk position. Table A under the heading "Net Interest Margin" above provides additional information regarding the largest components of interest-bearing liabilities.

TABLE C - Rate Sensitivity of Earning Assets and Interest-Bearing Liabilities

(Dollars in Thousands) **As of December 31, 2012**	Three Months or Less	Three to Six Months	Six to 12 Months	Over One Year	Total
Earning assets					
Bank time deposits	$ 46,953	$ -	$ -	$ -	$ 46,953
Taxable investment securities	1,354	383	773	296,527	299,037
Tax-exempt investment securities	750	2,488	2,642	76,453	82,333
Loans and leases, net of deferred fees	29,141	32,936	57,504	438,769	558,350
Total earning assets	78,198	35,807	60,919	811,749	986,673
Interest-bearing liabilities					
NOW and money market accounts	138,145	-	-	292,771	430,916
Savings	-	-	-	84,595	84,595
Time up to $100	29,077	38,353	32,084	28,526	128,040
Time over $100	28,504	25,254	39,385	27,018	120,161
Other short-term debt	17,068	-	-	-	17,068
FHLB borrowing	7,000	-	3,100	-	10,100
Total interest-bearing liabilities	219,794	63,607	74,569	432,910	790,880
Period gap	(141,596)	(27,800)	(13,650)	378,839	195,793
Cumulative gap	$ (141,596)	$ (169,396)	$ (183,046)	$ 195,793	

All numbers are reported in thousands except share and per share data.

Capital Expenditures

Historically, internal growth has financed the capital needs of the Bank. In 2012, the Bank completed the construction of a new branch in Williamson County, Tennessee. The branch opened in April of 2012.

Contractual Obligations

The following table summarized the Corporation's contractual obligations as of December 31, 2012:

	Payment due by period				
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$ 2,965	$ 238	$ 450	$ 360	$ 1,917
FHLB Borrowing	10,100	10,100			-
Total	$ 13,065	10,338	$ 450	$ 360	$ 1,917

Dividends

Cash dividends declared in 2012 were 45.1% of net income compared to 48.2% of net income for 2011. The Corporation plans to continue an average annual payout ratio over 20% while continuing to maintain a capital-to-asset ratio reflecting financial strength and adherence to regulatory guidelines.

Regulatory Capital

Under federal regulatory standards, in order to be adequately capitalized, the Corporation's Tier 1 Risk-Based Capital Ratio (ratio of Tier 1 Capital to risk-weighted assets) must be at least 4%, its Total Risk-Based Capital Ratio (ratio of total capital to risk-weighted assets) must be at least 8%, and its Tier 1 Leverage Capital Ratio (ratio of Tier 1 Capital to average assets) must be at least 4%. Tier 1 Capital generally consists of common stock.

As of December 31, 2012, the Corporation's Tier 1 Risk-Based Capital Ratio, Total Risk-Based Capital Ratio and Tier 1 Leverage Capital Ratio were 14.5%, 15.8% and 9.7%, respectively. At December 31, 2011, the comparable ratios were 15.7%, 16.9% and 10.1% respectively. Please refer to Note 11 in the Notes to Consolidated Financial Statements included elsewhere in this Annual Report to Shareholders for more information on the capital strength of the Corporation and the Bank.

Loans and Loan Quality

The Bank's loan portfolio is the largest component of earning assets and, therefore, provides the highest amount of revenue. The loan portfolio also contains the highest exposure to risk as a result of credit quality. When analyzing potential loans, management assesses both interest rate objectives and credit quality objectives in determining whether to authorize a given loan and the appropriate pricing for that loan. The Bank maintains a diversified portfolio in order to spread its risk and reduce its exposure to economic downturns that may occur in different segments of the economy or in particular industries. As of December 31, 2012, total loans maturing and repricing after one year that have predetermined interest rates and floating or adjustable interest rates totaled $438,769. The composition of the loan portfolio is disclosed in detail in Note 3 in the Notes to Consolidated Financial Statements included elsewhere in this Annual Report to Shareholders.

All numbers are reported in thousands except share and per share data.

The following table presents the maturities of the Bank's loans by category as of December 31, 2012 (dollars in thousands):

	Within One Year	One to Five Years	After Five Years	Total
Commercial				
Commercial and industrial	$ 30,485	$ 37,955	$ 15,191	$ 83,631
Non-farm, non-residential real estate	31,715	87,297	48,553	167,565
Construction and development	16,350	9,461	10,512	36,323
Commercial loans secured by real estate	2,322	10,399	11,262	23,983
Other commercial	3,691	16,017	4,715	24,423
	$ 84,563	$ 161,129	$ 90,233	$ 335,925
Residential				
Consumer loans	$7,213	$4,315	$93	$11,621
Single family residential	15,517	65,145	115,687	196,349
Other retail	21,431	1,798	35	23,264
	$ 44,161	$ 71,258	$ 115,815	$ 231,234
Total	$ 128,724	$ 232,387	$ 206,048	$ 567,159

The lending activities of the Bank are subject to written underwriting standards and policies established by the Bank's Board of Directors and management that include loan review procedures and approvals. Applications for loans are received by designated employees at 18 of the Bank's offices. Depending primarily on the amount of the loan, there are various approval levels required, including that of the Executive Committee of the Bank's Board of Directors.

The composition of the Bank's loan and lease portfolio for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 were as follows:

	2012	**Percentage of Total**	2011	2010	2009	2008
Commercial and industrial:						
Commercial	**$ 83,631**	**14.7 %**	$ 60,448	$ 61,192	$ 63,695	$ 79,742
Other	**11,594**	**2.0 %**	2,601	5,446	2,943	
Tax exempt municipal loans	**21,004**	**3.7 %**	25,130	38,877	34,138	39,598
Real estate						
Construction	**37,008**	**6.5 %**	33,270	37,374	38,877	44,878
Commercial mortgages	**183,373**	**32.3 %**	152,539	156,704	149,332	145,649
Residential mortgages	**196,349**	**34.6 %**	196,913	221,748	238,349	232,727
Other	**19,393**	**3.4 %**	30,410	31,129	32,464	33,236
Retail loans	**15,651**	**2.8 %**	17,027	15,753	17,124	19,753
Lease financing receivables	**-**	**-**	-	-	274	428
Net unamortized loan origination fees	**(844)**	**-**	(536)	(490)	(541)	(492)
	$ 567,159	**100.0 %**	$ 517,802	$ 559,179	$ 576,655	$ 595,519

A slight majority of the Bank's outstanding loans continues to be housed in the Maury County portfolio in 2012. Maury County housed 50.2% of the Bank's outstanding loans at December 31, 2012, including most of its out-of-territory loans and participations purchased. The Maury County portfolio experienced a $17,679 increase in outstanding loans for 2012. The majority of the growth came from commercial lending.

Loan demand showed a marked improvement in the latter part of 2012, mainly due to commercial lending. Commercial loans grew 19.5% from the previous year. Portfolio growth and asset quality remain strong. The Bank will continue to diligently review its pricing structure and to seek out new lending opportunities and bank relationships within the eight-county footprint.

All numbers are reported in thousands except share and per share data.

The Bank has a credit administration function that is responsible for assisting loan officers in underwriting new loans, reviewing problem loans, monitoring the status of problem loans from period to period and assisting in their resolution. This review process also includes semi-annual reviews by an outside party to assess the quality of the loan portfolio independently. Management has concluded that this independent review has served to strengthen underwriting practices. The analysis and review by the Bank's credit administration department also includes a formal review that is prepared quarterly to assess the risk in the loan portfolio and to determine the adequacy of the allowance for loan and lease losses ("ALLL"). Loan reviews of all relationships aggregating $250 and greater are completed on an annual schedule.

Loans that are impaired and not accruing interest were actively monitored in 2012 to determine those for which more aggressive action plans should be taken. The Bank ended 2012 with $1,511 or 0.29% in net charge-offs. Until 2009, the Bank sustained a period of net recoveries for three consecutive years in which a net recovery had been recorded. The Bank's charge-off level is tracking slightly above the Bank's target level of 0.25% but below its peer group average of 0.58% for 2012. Management believes that the ALLL was adequate at December 31, 2012.

Table D below summarizes average loan balances and reconciles the ALLL for each of the last five years. Additions or reductions to the allowance, which are included in operating expenses, are also included.

TABLE D - Loan Portfolio

(Dollars in Thousands)	December 31,				
	2012	2011	2010	2009	2008
Average amount of gross loans outstanding	**$ 526,973**	$ 543,203	$ 573,524	$ 588,821	$ 538,961
Balance of allowance for possible loan losses at beginning of year	**9,200**	9,420	8,929	8,625	7,381
Loans charged off					
Commercial loans	**1,690**	3,115	2,046	2,069	753
Residential real estate loans	**176**	290	108	134	60
Loans to individuals	**19**	147	77	101	77
TOTAL LOANS CHARGED OFF	**1,885**	3,552	2,231	2,304	890
Recoveries of loans previously charged off					
Commercial loans	**364**	81	782	312	331
Residential real estate loans	**2**	23	-	19	79
Loans to individuals	**8**	103	44	42	37
TOTAL RECOVERIES	**374**	207	826	373	447
NET LOANS CHARGED OFF	**1,511**	3,345	1,405	1,931	443
Provision charged to operating expenses	**1,120**	3,125	1,896	2,235	1,687
BALANCE AT END OF YEAR	**$ 8,809**	$ 9,200	$ 9,420	$ 8,929	$ 8,625
Ratio of net charge-offs during the period to average gross loans outstanding	**0.29%**	0.62%	0.24%	0.33%	0.08%

In reviewing the Bank's loan portfolio, management categorizes certain loans as "classified assets," which consist of substandard, doubtful and loss categories of loans, and "special mention," which is a less severe category of loans that do not warrant an adverse classification. The Bank closed 2012 with $14,113 in classified assets compared to $27,764 in 2011; of these amounts, $2,455 were classified as doubtful at December 31, 2012, compared to $7,426 as of December 31, 2011, $5,980 and $11,511 were classified as substandard at December 31, 2012, and 2011, respectively, and $5,678 and $8,827 were classified as OREO at December 31, 2012 and 2011, respectively. At December 31, 2012, loans totaling $1,580, or 0.3% of the portfolio, were classified as "special mention" loans. This compares to loans totaling $9,313 so classified at December 31, 2011, representing a decrease of $7,733 or 83.0%.

All numbers are reported in thousands except share and per share data.

Loans having recorded investments of $8,642 and $13,604 at December 31, 2012 and 2011, have been identified as impaired. Loans amounting to $8,074 and $11,469 at December 31, 2012 and 2011, respectively, were not accruing interest. These loans are considered nonaccrual loans and represented 1.4% and 2.2% of gross loans as of December 31, 2012 and 2011, respectively. Interest received on these loans during 2012 was $484, during 2011 was $959 and during 2010 was $619. The Bank had no loans that were 90 days or more past due that were not included in nonaccrual loans as of December 31, 2012 or 2011.

The Bank had $609 and $7,930 that qualified as "troubled debt restructurings" as defined in ASC Topic 310-40 as of December 31, 2012 and 2011, respectively. Troubled debt restructurings are loans for which the Bank, for economic or legal reasons related to a borrower's financial difficulties, grants a concession to the borrower which would otherwise not be considered. For a loan to be classified as a troubled debt restructuring, the borrower must be experiencing financial difficulties (even if the borrower is not currently in default on any of its indebtedness), and because of those difficulties, the Bank must have made a concession that would otherwise not be granted. These concessions can take many forms, including but not limited to granting temporary payment relief, restructuring a loan to extend the amortization or lower the required payment amount and forgiveness of principal. Likewise, the financial difficulty being experienced by a borrower can take many forms, including but not limited to:

- Being in default on any existing indebtedness;
- Declaring, or being in the process of declaring, bankruptcy;
- Significant doubt as to whether an existing business can continue to operate as a going concern;
- Historically demonstrating, or forecasting, insufficient cash flows with which to service all debt in a timely manner; or
- Absent the modification, the borrower cannot continue to keep all indebtedness current.

Once identified as a troubled debt restructuring, the Bank will track these loans and periodically report to the Board of Directors the aggregate balances thereof. Please refer to Note 1 and Note 3 in the Notes to Consolidated Financial Statements that are included elsewhere in this Annual Report to Shareholders for more information on the Bank's policy regarding loan impairment and troubled debt restructuring.

RESULTS OF OPERATIONS

Interest Income and Expense

Total interest income decreased 4.2% during 2012 as a result of a decrease in yields. Interest and fees earned on loans totaled 76.9% of gross interest income during 2012 and decreased 5.8% from 2011 as a result of the repricing of certain financial products throughout the year. Interest earned on securities and other investments totaled 23.1% of total interest income during 2012 and increased 3.7% from 2011, primarily because the investment portfolio grew $27,989 in same period.

Total interest expense decreased 22.3% in 2012, compared to a 29.4% decrease in 2011 and a 22.8% decrease in 2010. Decreases in the average interest rate paid on interest-bearing liabilities contributed to the lower interest expense. The cost of interest-bearing deposits is monitored quarterly by the Bank's Asset/Liability Committee. The net interest margin (tax equivalent net interest income divided by average earning assets) was 3.66%, 4.07% and 4.13% for years ended December 31, 2012, 2011 and 2010, respectively.

Net interest income on a fully taxable equivalent basis is influenced primarily by changes in: (i) the volume and mix of earning assets and sources of funding; (ii) market rates of interest. The impact of some of these factors can be controlled by management policies and actions. External factors can also have a significant impact on changes in net interest income from one period to another. Some examples of such factors include: (i) the strength of credit demands by customers; (ii) Federal Reserve Board monetary policy; and (iii) fiscal and debt management policies of the federal government, including changes in tax laws. For the 12 months ended December 31, 2012, net interest income was $32,693, compared to $33,026 and $32,608 for the 12 months ended December 31, 2011 and 2010, respectively.

All numbers are reported in thousands except share and per share data.

Noninterest Income and Expenses

The components of noninterest income were as follows:

	2012	2011	2010
Trust	**$ 2,119**	$ 1,999	$ 1,965
Deposit fees	**6,689**	6,784	6,781
Mortgage banking income	**511**	469	521
Earnings on bank-owned life insurance	**705**	717	841
Gain on investment securities	**2,294**	1,458	1,614
Loss on other real estate owned	**(1,317)**	(948)	(2,434)
Other	**630**	493	480
	$ 11,631	$ 10,972	$ 9,768

Noninterest income increased 6.0% in 2012 compared to 2011 and decreased 12.3% in 2011 compared to 2010. Mortgage banking had a nominal increase in 2012 compared to 2011. There was a $2,294 gain on sale of available-for-sale securities in 2012 compared to a $1,458 gain in 2011. However, the gain was offset by a loss in OREO of $1,317. Income from fiduciary services offered in the Bank's Trust Department increased 6.0% in 2012 compared to 2011, representing 18.2% of total noninterest income. Stability in the equity and bond markets impacted the market value of the assets managed by the Trust Department and the related investment fees earned by the Bank.

The components of noninterest expense were as follows:

	2012	2011	2010
Personnel	**$ 19,406**	$ 18,836	$ 15,811
Occupancy	**1,990**	1,976	2,116
Furniture and equipment	**1,334**	1,224	1,076
Other	**10,784**	11,081	13,175
	$ 33,514	$ 33,117	$ 32,178

Noninterest expenses increased 1.2% in 2012 compared to 2011. A 6.2% increase in salaries and benefits was the primary contributor to this decrease. Furniture and equipment increased $110 in 2012, which was included in 2012 budget. Noninterest expenses increased 2.9% in 2011 compared to 2010.

Income Tax Expense

Applicable income taxes on 2012 earnings amounted to $1,916, resulting in an effective tax rate of 20.1% compared to $744, or 9.6% in 2011. The effective tax rate for 2012 and 2011 is a function of the net income earned and the effect of having a real estate investment trust structure, which results in having no Tennessee excise tax expense and the effects of interest earned on tax-exempt loans and securities.

Net Income

Net income was 8.7% higher in 2012 than in 2011. The provision for loan losses was 64.2%, or $2,005 less in 2012, which was the primary reason for the increase in net income. Net income was 3.4% lower in 2011 than in 2010 primarily because of the postretirement health plan expense.

All numbers are reported in thousands except share and per share data.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2012, the Bank was a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments included commitments to extend credit and standby letters of credit. Please refer to Note 10 of the Notes to Consolidated Financial Statements included elsewhere in this Annual Report to Shareholders for more information on the Bank's commitments and contingencies. Please refer to Table C above under the heading "Liquidity and Capital Resources" for a summary of the Corporation's earning assets and interest bearing liabilities by maturities.

CRITICAL ACCOUNTING POLICIES

The accounting and reporting policies followed by the Corporation conform, in all material respects, to GAAP and to general practices within the financial services industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. In connection with the application of those principles, the Corporation's management has made judgments and estimates that, in the case of determining the ALLL and the recognition of deferred income tax assets has been critical to the determination of the Corporation's financial position, results of operations and cash flows.

Allowance for Loan and Lease Losses

Management of the Bank assesses the adequacy of the ALLL prior to the end of each month and prepares a more formal review quarterly to assess the risk in the Bank's loan portfolio. This assessment includes procedures to estimate the allowance and test the adequacy and appropriateness of the resulting balance. The ALLL represents calculated amounts for specifically identified credit exposure and exposures readily predictable by historical or comparative experience. Even though this calculation considers specific credits, the entire allowance is available to absorb any credit losses.

These calculated amounts are determined by assessing loans identified as not in compliance with loan agreements. These loans are generally in two different risk groups. One group is unique loans (commercial loans, including those loans considered impaired). The second group is homogenous loans (generally retail and mortgage loans). The calculation for unique loans is based primarily on risk rating grades assigned to each of these loans as a result of our loan management and review processes. Each risk-rating grade is assigned a loss ratio, which is determined based on the experience of management, discussions with banking regulators and the independent loan review process. The amount allocated for impaired loans is based on estimated cash flows discounted at the loan's original effective interest rate or the underlying collateral value. Historical data, including actual loss experience on specific types of homogenous loans, is used to allocate amounts for loans or groups of loans meeting the specified criteria.

Management has implemented procedures that give detailed historical data by category of retail and commercial credit and performance characteristics to broaden the analysis and improve monitoring of potential credit risk.

Criteria considered and processes utilized in evaluating the adequacy of the ALLL are:

- Portfolio quality trends;
- Changes in the nature and volume of the portfolio;
- Present and prospective economic and business conditions, locally and nationally;
- Management review systems and board oversight, including external loan review processes;
- Changes in credit policy, credit administration, portfolio management and procedures;
- Changes in personnel, management and staff; and
- Existence and effect of any concentrations of credit.

In assessing the adequacy of the ALLL, the risk characteristics of the entire loan portfolio are evaluated. This process includes the judgment of management, input from independent loan reviews and reviews that may have been conducted by bank regulators as part of their usual examination process. Refer to notes 1, 3 and 4 in the consolidated financial statements for more information on the allowance for loan losses.

All numbers are reported in thousands except share and per share data.

The following table gives a breakdown of the ALLL for each loan category:

	December 31,			
	2012		2011	
Balance at End of Period Applicable to:	**Amount**	**Percent of ALLL**	Amount	Percent of ALLL
Commercial	**$ 7,528**	**85.46 %**	$ 3,749	40.75 %
Residential real estate	**1,109**	**12.59 %**	2,424	26.35 %
Consumer and other retail	**172**	**1.95 %**	3,027	32.90 %
Total loans	**$ 8,809**	**100.00 %**	$ 9,200	100.00 %

Deferred Income Tax Assets

Deferred income tax assets consist mainly of the tax effect of excess provisions for loan and lease losses over actual losses incurred, the unrealized loss on available-for-sale securities and deferred compensation. The Corporation and the Bank have paid taxes for many years. Management believes that it is more likely than not that these assets will be realized in future years.

SHAREHOLDER INFORMATION

The 5,180,000 shares of common stock of the Corporation outstanding at December 31, 2012, had an estimated market value of $116.8 million and were held by 2,083 shareholders located primarily in the Corporation's market area. A small number of shareholders are not identified individually because some bank nominees, including the Bank's Trust Department, are listed as record owners when, in fact, these holdings represent more than one beneficial owner. No single shareholder's ownership exceeded 5% at year end.

There is no established public trading market for shares of the Corporation's common stock. The table below shows the high and low price of the Corporation's common stock taken from reported prices by those buyers and sellers willing to disclose this information. This table also shows the semi-annual dividend declared per share of common stock, in each of the last two years. In 2012, the Corporation repurchased 150,000 shares of its common stock in several privately negotiated transactions.

		High	Low	Dividend
2012	First Quarter	30.00	27.00	-
	Second Quarter	28.00	20.00	0.370
	Third Quarter	45.00	21.00	-
	Fourth Quarter	23.00	22.48	0.370
2011	First Quarter	35.00	30.00	-
	Second Quarter	32.00	30.00	0.370
	Third Quarter	31.00	30.00	-
	Fourth Quarter	40.00	25.00	0.370

All numbers are reported in thousands except share and per share data.

ADDITIONAL FINANCIAL DATA

The following table presents consolidated comparative data for the Corporation for the years shown:

COMPARATIVE DATA
(Dollars in Thousands)

	2012	2011	2010	2009	2008	2007
Total Assets	**$ 1,090,363**	$ 1,017,808	$ 941,625	$ 935,009	$ 911,137	$ 823,046
Average assets	**$ 1,054,319**	$ 975,671	$ 953,155	$ 922,549	$ 855,278	$ 797,239
Average loans (net)	**$ 518,158**	$ 534,841	$ 564,388	$ 579,998	$ 534,441	$ 484,308
Average deposits	**$ 893,486**	$ 820,250	$ 795,786	$ 760,315	$ 701,428	$ 673,728
Return on average assets	**0.72%**	0.72%	0.76%	0.87%	1.08%	1.08%
Return on average equity	**6.65%**	6.21%	6.84%	7.50%	8.60%	8.36%
Tier 1 capital to average assets	**9.67%**	10.24%	10.38%	10.55%	10.93%	12.22%

All numbers are reported in thousands except share and per share data.

SELECTED FINANCIAL INFORMATION

(Dollars in Thousands, Except Per Share Data)

	2012	2011	2010	2009	2008	2007
Interest Income						
Interest and fees on loans	**$ 27,951**	$ 29,838	$ 31,925	$ 31,815	$ 32,901	$ 33,238
Income on investment securities						
Taxable interest	**4,967**	4,219	3,857	4,894	6,649	5,327
Exempt from federal income tax	**3,106**	3,616	3,575	3,761	3,866	3,913
Dividends	**207**	197	194	204	194	206
	8,280	8,032	7,626	8,859	10,709	9,446
Other interest income	**153**	98	58	66	271	1,003
Total Interest Income	**36,384**	37,968	39,609	40,740	43,881	43,687
Interest Expense						
Interest on deposits	**3,343**	4,223	6,029	7,916	11,626	15,870
Interest on other short term borrowings	**498**	719	972	1,156	831	153
Total Interest Expense	**3,841**	4,942	7,001	9,072	12,457	16,023
Net Interest Income	**32,543**	33,026	32,608	31,668	31,424	27,664
Provision For Possible Loan Losses	**1,120**	3,125	1,896	2,235	1,687	-
Net Interest Income After Provision for Loan Losses	**31,423**	29,901	30,712	29,433	29,737	27,664
Noninterest Income						
Trust department income	**2,119**	1,999	1,965	1,924	2,463	2,621
Service fees on deposit accounts	**6,689**	6,784	6,781	7,231	7,705	7,640
Other service fees, commissions, and fees	**610**	584	708	431	393	589
Other operating income	**(81)**	147	(1,300)	793	974	905
Securities gains	**2,294**	1,458	1,614	2,482	1,351	-
Total Noninterest Income	**11,631**	10,972	9,768	12,861	12,886	11,755
Noninterest Expense						
Salaries and employee benefits	**19,406**	18,836	15,811	17,137	16,562	15,192
Net occupancy expense	**1,990**	1,976	2,116	2,662	2,620	2,374
Furniture and equipment expense	**1,412**	1,224	1,076	1,120	1,007	1,089
Other operating expenses	**10,722**	11,097	13,1915	12,148	11,259	10,023
Total Noninterest Expense	**33,530**	33,133	32,194	33,067	31,448	28,678
Income Before Provision For income Taxes	**9,524**	7,740	8,286	9,227	11,175	10,741
Provision For Income Taxes	**1,916**	744	1,043	1,187	1,967	2,120
Net Income	**$ 7,608**	$ 6,996	$ 7,243	$ 8,040	$ 9,208	$ 8,621
Earnings Per Common Share	**$ 1.43**	$ 1.30	$ 1.32	$ 1.45	$ 1.63	$ 1.51
Weighted Average Shares Outstanding	**5,315,634**	5,400,063	5,486,183	5,537,611	5,635,060	5,727,158

(See Note 1 of Notes to Consolidated Financial Statements)

All numbers are reported in thousands except share and per share data.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors
and Shareholders
First Farmers and Merchants Corporation
Columbia, Tennessee

We have audited First Farmers and Merchants Corporation's (Corporation) internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management report on internal control over financial reporting. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Audit Committee, Board of Directors
and Shareholders
First Farmers and Merchants Corporation
Page 2

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Corporation's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment. Operating controls regarding accounting changes and reconciliations were not operating effectively, resulting in restatement of the Corporation's financial statements for the years ended December 31, 2011, 2010 and 2009, and adjustments in 2012 to correct errors in accounting for the defined benefit retirement health care plan and prepaid Federal Deposit Insurance Corporation (FDIC) insurance.

These material weaknesses were considered in determining the nature, timing and extent of auditing procedures applied in our audit of the Corporation's consolidated financial statements, and this report does not affect our report dated March 22, 2013, on those consolidated financial statements.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Corporation has not maintained effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Corporation as of December 31, 2012, and our report dated March 22, 2013, expressed an unqualified opinion thereon.

/s/**BKD, LLP**

Louisville, Kentucky
March 22, 2013

FIRST FARMERS AND MERCHANTS CORPORATION
COLUMBIA, TENNESSEE

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We, as management of First Farmers and Merchants Corporation (Corporation) and its subsidiaries, are responsible for establishing and maintaining adequate internal control over financial reporting. Pursuant to the rules and regulations of the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Corporation;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention of overriding controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Because of the inherent limitations, any system of internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements due to the possibility that a control can be circumvented or overridden or that misstatements due to error or fraud may occur that are not detected. Also, projections of the effectiveness to future periods are subject to the risk that the internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures included in such controls may deteriorate.

Management has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2012, based on the control criteria established in a report entitled Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, management concluded that there were material weaknesses in the Corporation's internal control over financial reporting as of December 31, 2012. Operating controls regarding accounting changes and reconciliations were not operating effectively, resulting in restatement of the Corporation's financial statements for the years ended December 31, 2011, 2010 and 2009, and adjustments in 2012 to correct errors in accounting for the defined benefit retirement health care plan and prepaid FDIC insurance.

Remediation Plan of Material Weakness in Internal Control

Management proposes to make modifications to the internal control procedures for identifying, calculating and recording transactions to remediate these material weaknesses. The Company's remediation action will include expansion of the review process of certain reconciliations to ensure that all such transactions are identified and recorded properly. Additionally, a committee consisting of all senior level accounting managers will be charged with meeting quarterly to identify new accounting pronouncements and developments and determine the appropriate application to the Company's financial reporting. This committee will communicate quarterly to executive management the results of these meetings and any required changes in accounting policy or procedure. The status of remediation of the material weaknesses will be periodically reviewed with the Audit Committee.

The effectiveness of the Corporation's internal control over financial reporting as of December 31, 2012, has been audited by BKD, LLP, an independent registered public accounting firm that audited the Corporation's consolidated financial statements included in this annual report.


Chairman and Chief Executive Officer


Treasurer and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors
and Shareholders
First Farmers and Merchants Corporation
Columbia, Tennessee

We have audited the accompanying consolidated balance sheet of First Farmers and Merchants Corporation (Corporation) as of December 31, 2012, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for the year ended December 31, 2012. The Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 22, 2013, expressed an adverse opinion on the effectiveness of the Corporation's internal control over financial reporting.

/s/**BKD, LLP**

Louisville, Kentucky
March 22, 2013

FIRST FARMERS AND MERCHANTS CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	(Dollars in Thousands, Except Share Data)	December 31 2012	December 311 2011
ASSETS	Cash and due from banks	$ 23,443	$ 17,927
	Interest-bearing due from banks	31,953	38,594
	Federal funds sold	15,000	16,500
	Total cash and cash equivalents	70,396	73,021
	Securities		
	Available-for-sale (amortized cost $339,971 and $309,356, respectively)	345,718	314,270
	Held-to-maturity (fair market value $33,420 and $37,275, respectively)	31,755	35,214
	Total securities	377,473	349,484
	Loans, net of deferred fees	567,159	517,802
	Allowance for loan and lease losses	(8,809)	(9,200)
	Net loans	558,350	508,602
	Bank premises and equipment, net	26,417	25,537
	Other real estate owned	5,678	8,827
	Bank-owned life insurance	25,112	23,621
	Goodwill	9,018	9,018
	Other assets	17,919	19,698
	TOTAL ASSETS	$ 1,090,363	$ 1,017,808
LIABILITIES	Deposits		
	Noninterest-bearing	$ 169,136	$ 144,003
	Interest- bearing	763,713	712,427
	Total deposits	932,849	856,430
	Securities sold under agreements to repurchase	17,068	16,347
	Accounts payable and accrued liabilities	15,755	15,782
	Federal Home Loan Bank (FHLB) advances	10,100	17,100
	TOTAL LIABILITIES	975,772	905,659
SHAREHOLDERS' EQUITY	Common stock - $10 par value per share, 8,000,000 shares authorized; 5,180,000 and 5,330,000 shares issued and outstanding as of December 31, 2012 and December 31, 2011, respectively	51,800	53,300
	Retained earnings	57,366	55,546
	Accumulated other comprehensive income	5,330	3,208
	TOTAL SHAREHOLDERS' EQUITY BEFORE NONCONTROLLING INTEREST - PREFERRED STOCK OF SUBSIDIARY	114,496	112,054
	Noncontrolling interest - preferred stock of subsidiary	95	95
	TOTAL SHAREHOLDERS' EQUITY	114,591	112,149
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,090,363	$ 1,017,808

The accompanying notes are an integral part of the consolidated financial statements.

All numbers are reported in thousands except share and per share data.

FIRST FARMERS AND MERCHANTS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	(Dollars in Thousands, Except Share and Per Share Data)	Years Ended December 31, 2012	2011	2010
INTEREST AND DIVIDEND INCOME	Interest and fees on loans	**$ 27,951**	$ 29,838	$ 31,925
	Income on investment securities			
	Taxable interest	**4,967**	4,219	3,857
	Exempt from federal income tax	**3,106**	3,616	3,575
	Other interest and dividend income	**360**	295	252
	Total interest income	**36,384**	37,968	39,609
INTEREST EXPENSE	Interest on deposits	**3,343**	4,223	6,029
	Interest on FHLB and other short-term borrowings	**498**	719	972
	Total interest expense	**3,841**	4,942	7,001
	Net interest income	**32,543**	33,026	32,608
	Provision for loan and lease losses	**1,120**	3,125	1,896
	Net interest income after provision	**31,423**	29,901	30,712
NONINTEREST INCOME	Gain on loans sold	**511**	469	521
	Trust department income	**2,119**	1,999	1,965
	Service fees on deposit accounts	**6,689**	6,784	6,781
	Brokerage fees	**231**	-	42
	Earnings on bank-owned life insurance	**705**	717	841
	Gain on sale of securities	**2,294**	1,458	1,614
	Loss on foreclosed property	**(1,317)**	(948)	(2,434)
	Other non-interest income	**399**	493	438
	Total noninterest income	**11,631**	10,972	9,768
NONINTEREST EXPENSE	Salaries and employee benefits	**19,406**	18,836	15,811
	Net occupancy expense	**1,990**	1,976	2,116
	Depreciation expense	**1,412**	1,270	1,195
	Data processing expense	**2,007**	1,867	1,738
	Legal and professional fees	**943**	997	1,253
	Stationary and office supplies	**279**	286	434
	Advertising and promotions	**1,179**	1,217	1,588
	FDIC Insurance premium expense	**703**	875	1,494
	Other real estate expense	**309**	640	583
	Other noninterest expense	**5,286**	5,153	5,966
	Total noninterest expenses	**33,514**	33,117	32,178
	Income before provision for income taxes	**9,540**	7,756	8,302
	Provision for income taxes	**1,916**	744	1,043
	Net income before noncontrolling interest - dividends on preferred stock of subsidiary	**7,624**	7,012	7,259
	Noncontrolling interest - dividends on preferred stock of subsidiary	**16**	16	16
	Net income for common shareholders	**$ 7,608**	$ 6,996	$ 7,243
PER SHARE	Weighted Average Shares Outstanding	**5,315,634**	5,393,765	5,486,183
		$ 1.43	$ 1.30	$ 1.32

The accompanying notes are an integral part of the consolidated financial statements.

All numbers are reported in thousands except share and per share data.

FIRST FARMERS AND MERCHANTS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year Ended December 31,		
	2012	2011	2010
Net Income for common shareholders	**$ 7,608**	$ 6,996	$ 7,243
Other Comprehensive Income (Loss)			
Unrealized appreciation (depreciation) on available-for-sale securities, net of taxes of $1,204, $2,960, and ($352)	**1,923**	4,728	(561)
Reclassification adjustment for realized (gains) included in net income, net of taxes of ($883), ($561), and ($621), respectively	**(1,411)**	(897)	(992)
Change in unfunded portion of postretirement benefit obligations, net of tax of $1,008, $1,214 and $43, respectively	**1,610**	1,940	68
Other Comprehensive Income (Loss)	**2,122**	5,771	(1,485)
Total Comprehensive Income	**$ 9,730**	$ 12,767	$ 5,758

The accompanying notes are an integral part of the consolidated financial statement

FIRST FARMERS AND MERCHANTS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years Ended December 31, 2012, 2011 and 2010	Shares of stock	Preferred Stock	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE AT DECEMBER 31, 2009	5,506,993	$ 95	$ 55,070	$ 53,116	$ (1,078)	$ 107,203
Net income before dividends on preferred stock of subsidiary				7,259		7,259
Other comprehensive income					(1,485)	(1,485)
Repurchase of common stock	(76,993)		(770)	(1,796)		(2,566)
Cash dividends declared, $0.705 per share				(4,039)		(4,039)
Cash dividends - preferred stock of subsidiary				(16)		(16)
BALANCE AT DECEMBER 31, 2010	5,430,000	95	54,300	54,524	(2,563)	106,356
Net income before dividends on preferred stock of subsidiary				7,012		7,012
Other comprehensive income					5,771	5,771
Repurchase of common stock	(100,000)		(1,000)	(2,011)		(3,011)
Cash dividends declared, $0.37 per share				(3,963)		(3,963)
Cash dividends - preferred stock of subsidiary				(16)		(16)
BALANCE AT DECEMBER 31, 2011	5,330,000	95	53,300	55,546	3,208	112,149
Net income before dividends on preferred stock of subsidiary				7,624		7,624
Other comprehensive income					2,122	2,122
Repurchase of common stock	(150,000)		(1,500)	(1,900)		(3,400)
Cash dividends declared, $0.37 per share				(3,888)		(3,888)
Cash dividends - preferred stock of subsidiary				(16)		(16)
BALANCE AT DECEMBER 31, 2012	5,180,000	$ 95	$ 51,800	$ 57,366	$ 5,330	$ 114,591

The accompanying notes are an integral part of the consolidated financial statements.

All numbers are reported in thousands except share and per share data.

FIRST FARMERS AND MERCHANTS CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Dollars in Thousands) *(unaudited)*	Years Ended December 31, 2012	2011	2010
OPERATING ACTIVITIES	Net income available for common shareholders	**$ 7,608**	$ 6,996	$ 7,243
	Adjustments to reconcile net income to net cash provided by (used in) operating activities			
	Provision for loan losses	**1,120**	3,125	1,896
	Provision for depreciation and amortization of premises and equipment	**1,412**	1,270	1,196
	Deferred tax expense	**(340)**	(1,216)	(905)
	Net securities gains	**(2,294)**	(1,458)	(1,614)
	Gains on loans sold	**(511)**	(417)	(501)
	Proceeds from sale of mortgage loans held for sale	**28,625**	24,402	28,000
	Funding of mortgage loans held for sale	**(28,065)**	(23,985)	(27,499)
	Loss on other real estate owned	**1,317**	948	2,434
	Gain on sale of assets	**(10)**	-	-
	Amortization of deposit base intangibles	**-**	19	75
	Amortization of investment security premiums, net of accretion of discounts	**3,526**	2,094	1,792
	Increase in cash surrender value of life insurance contracts	**(705)**	(717)	(844)
	(Increase) decrease in Other assets	**741**	1,158	(2,877)
	Increase (decrease) in Other liabilities	**2,647**	534	416
	Total adjustments	**7,463**	5,757	1,569
	Net cash provided by operating activities	**15,071**	12,753	8,812
INVESTING ACTIVITIES	Proceeds from sales of available-for-sale securities	**421,346**	140,580	108,604
	Proceeds from maturities and calls of available-for-sale securities	**68,673**	106,270	148,965
	Proceeds from maturities and calls of held-to-maturity securities	**3,430**	4,725	7,511
	Purchases of investment securities available-for-sale	**(521,837)**	(323,222)	(288,090)
	Net (increase) decrease in loans	**(50,846)**	38,031	16,072
	Proceeds from sale of other real estate owned	**1,810**	1,683	382
	Purchase of life insurance	**(786)**	(263)	(468)
	Purchases of premises and equipment	**(2,282)**	(2,799)	(3,419)
	Net cash used in investing activities	**(80,492)**	(34,995)	(10,443)
FINANCING ACTIVITIES	Net increase in deposits	**76,419**	64,604	19,501
	Net increase (decrease) in securities sold under agreements to repurchase	**721**	10,162	(85)
	Payments to FHLB borrowings	**(7,000)**	(7,000)	(10,077)
	Repurchase of common stock	**(3,400)**	(3,011)	(2,566)
	Cash dividends paid on common stock	**(3,944)**	(1,991)	(6,106)
	Net cash provided by financing activities	**62,796**	62,764	667
	Increase (decrease) in cash and cash equivalents	**(2,625)**	40,522	(964)
	Cash and cash equivalents at beginning of period	**73,021**	32,499	33,463
	Cash and cash equivalents at end of period	**$ 70,396**	$ 73,021	$ 32,499
	Supplemental disclosures of cash flow information			
	Cash paid during the period for expenses			
	Interest on deposits and borrowed funds	**$ 3,717**	$ 5,235	$ 3,617
	Income Taxes	**860**	1,143	956
	Loans to facilitate sale	**1,774**	-	-
	Real estate acquired in settlement of taxes	**1,355**	1,375	-

The accompanying notes are an integral part of the consolidated financial statements.

All numbers are reported in thousands except share and per share data.

NOTE 1 – GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Policies

The accounting principles followed and the methods of applying those principles conform with accounting principles generally accepted in the United States ("GAAP") and to general practices in the banking industry. The significant accounting policies applicable to First Farmers and Merchants Corporation (Corporation) are summarized as follows.

Nature of Operations

The Corporation is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, First Farmers and Merchants Bank (the Bank). The Bank is primarily engaged in providing a full range of banking and financial services, including lending, investing of funds, obtaining deposits, trust and wealth management operations, and other financing activities to individual and corporate customers in the middle Tennessee area. The Bank is subject to competition from other financial institutions. The Corporation and Bank are subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

Basis of Presentation

The accompanying consolidated financial statements present the accounts of the Corporation and its wholly-owned subsidiary, First Farmers and Merchants Bank. The Bank has the following direct and indirect subsidiaries: F & M West, Inc., Maury Tenn, Inc., and Maury Tenn Properties, Inc. Noncontrolling interests consist of preferred shares in Maury Tenn Properties, Inc., that are owned by third parties and Maury Tenn, Inc. The preferred shares in Maury Tenn Properties, Inc., receive dividends, which are included in the consolidated statements of income. Intercompany accounts and transactions have been eliminated in consolidation.

Certain items in prior financial statements have been reclassified to conform to the current presentation.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management of the Corporation and the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities. Those estimates and assumptions also affect disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan and lease losses, the fair value of financial instruments, the valuation of foreclosed real estate, valuation of deferred tax assets and the liability related to post-retirement benefits.

Concentrations of Credit Risk

The Corporations' banking activities include granting commercial, residential, and consumer loans to customers primarily located in central, and south central Tennessee and Northern Alabama. The Corporation is continuing to manage all components of its portfolio mix in a manner to reduce risk from changes in economic conditions. Concentrations of credit, as defined for regulatory purposes, are reviewed quarterly by management to ensure that internally established limits based on Tier 1 Capital plus allowance for loan losses and total capital are not exceeded. At December 31, 2012, our concentrations of commercial real estate, rental and leasing were 107% of Tier 1 Capital plus the allowance for loan and lease losses, respectively. Health care and social assistance credits were 41%. Manufacturing and construction credits were 27%. Wholesale trade credits were 25%. These percentages are within our internally established limits regarding concentrations of credit.

Loans secured by non-farm/non-residential real estate comprised 29.5% of the loan portfolio at December 31, 2012. Management remains comfortable with the real estate exposure levels within the commercial loan portfolio. Management believes the commercial real estate portion remains well diversified across several different property types and several different geographic markets, stretching primarily from Davidson County, Tennessee to northern Alabama.

All numbers are reported in thousands except share and per share data.

Cash and Due From Banks

Included in cash and due from banks are reserve amounts that are required to be maintained on an average balance in the form of cash and balances due from the Federal Reserve Bank and other banks. At December 31, 2012, the Bank's required reserve was $4,108 at the Federal Reserve. From time to time throughout the year, the Bank's balances due from other financial institutions exceeded Federal Deposit Insurance Corporation insurance limits. Furthermore, federal funds sold are essentially uncollateralized loans to other financial institutions.

Cash Equivalents

The Corporation considers all liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents include cash on hand, cash due from banks and federal funds sold. Federal funds are sold for one-day periods.

Securities

Certain debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income, net of tax. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

For debt securities with fair value below amortized cost when the Corporation does not intend to sell a debt security, and it is more likely than not the Corporation will not have to sell the security before recovery of its cost basis, it recognizes the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment is amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.

If declines in fair value are other than temporary, the carrying value of the securities is written down to fair value as a realized loss with a charge to income for the portion attributable to credit losses and a charge to other comprehensive income for the portion that is not credit related. For available-for-sale and held-to-maturity debt securities that management has no intent to sell and believes that it more likely than not will not be required to sell prior to recovery, only the credit loss component of the impairment is recognized in earnings, while the noncredit loss is recognized in accumulated other comprehensive income. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining term of the security as projected based on cash flow projections.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for unearned income, charge-offs, the allowance for loan losses, any unamortized deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

For loans amortized at cost, interest income is accrued based on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, as well as premiums and discounts, are deferred and amortized as a level yield adjustment over the respective term of the loan.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Past-due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off are reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Discounts and premiums on purchased commercial loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

All numbers are reported in thousands except share and per share data.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses is established through provisions for loan and lease losses charged against income. Loan losses are charged against the allowance when management determines that the uncollectibility of a loan has been confirmed. Subsequent recoveries, if any, are credited to the allowance account in the period received.

The adequacy of the allowance for loan and lease losses is evaluated quarterly in conjunction with loan review reports and evaluations that are discussed in meetings with loan officers, credit administration and the Bank's Board of Directors. The Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect a borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors are considered in this evaluation. This process is inherently subjective as it requires material estimates that are susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans. The allowance for loan and lease losses is maintained at a level believed adequate by management to absorb estimated losses inherent in the loan portfolio.

A loan is considered impaired when it is probable that the Bank will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Groups of loans with similar risk characteristics are collectively evaluated for impairment based on the group's historical loss experience adjusted for changes in trends, conditions and other relevant factors that affect repayment of the loans. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment measurements, unless such loans are the subject of a restructuring agreement due to financial difficulties of the borrower.

When any secured commercial loan is considered uncollectable, whether past due or not, a current assessment of the value of the underlying collateral is made. If the balance of the loan exceeds the fair value of the collateral, the loan is placed on non-accrual and the loan is charged down to the value of the collateral less estimated cost to sell or a specific reserve equal to the difference between book value of the loan and the fair value assigned to the collateral is created until such time as the loan is foreclosed. When the foreclosed collateral has been legally assigned to the Corporation, a charge off is taken, if necessary, in order that the remaining balance reflects the fair value estimated less costs to sell of the collateral then transferred to other real estate owned or other repossessed assets. When any unsecured commercial loan is considered uncollectable the loan is charged off no later than at 90 days past due.

All closed-end consumer loans (excluding conventional 1-4 family residential loans and installment and revolving loans secured by real estate) are charged off no later than 120 days (5 monthly payments) delinquent. If a loan is considered uncollectable, it is charged off earlier than 120 days delinquent. For conventional 1-4 family residential loans and installment and revolving loans secured by real estate, when a loan is 90 days past due, a current assessment of the value of the real estate is made. If the balance of the loan exceeds the fair value of the property, the loan is placed on nonaccrual and foreclosure proceedings are initiated. When the foreclosed property has been legally assigned to the Corporation, a charge-off is taken with the remaining balance, reflecting the fair value less estimated costs to sell, transferred to other real estate owned.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to noninterest income. Gains and losses on loan sales are recorded in noninterest income, and direct loan origination costs and fees are deferred at origination of the loan and are recognized in noninterest income upon sale of the loan. The Corporation does not retain servicing rights on loans sold. Loans held for sale at December 31, 2012 and 2011, totaled $2,456 and $2,505, respectively.

All numbers are reported in thousands except share and per share data.

Other Real Estate

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net income or expense from foreclosed assets.

When foreclosed properties are acquired current appraisals are obtained and the properties. Additionally, periodic updated appraisals are obtained on unsold foreclosed properties. When an updated appraisal reflects a market value below the current book value, a charge is booked to current earnings to reduce the property to its new market value less expected sales costs. Our policy for determining the frequency of periodic reviews is based upon consideration of the specific properties and the known or perceived market fluctuations in a particular market and is typically between 12 and 24 months.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. The provision for depreciation is computed principally on an accelerated method over the estimated useful life of an asset, which ranges from 15 to 39 years for buildings and from three to 25 years for equipment. Costs of major additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred. Gains or losses from the disposition of property are reflected in operations, and the asset accounts and related allowances for depreciation are reduced.

Federal Reserve and Federal Home Loan Bank Stock

Federal Reserve and Federal Home Loan Bank stock are required investments for institutions that are members of the Federal Reserve and Federal Home Loan Bank systems. The required investment in the common stock is based on a predetermined formula, carried at cost and evaluated for impairment. At December 31, 2012 and 2011, Federal Reserve and Federal Home Loan Bank stock totaled $3,879.

Goodwill

Goodwill is evaluated annually for impairment. Quantitative and qualitative assessments are performed to determine whether the existence of events or circumstances leads to a determination that it is more likely than not the fair value is less than the carrying amount, including goodwill. If, based on the evaluation, it is determined to be more likely than not that the fair value is less than the carrying value, then goodwill is tested further for impairment. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Corporation—put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Income Taxes

The Corporation files consolidated income tax returns with its subsidiaries. The Corporation accounts for income taxes in accordance with income tax accounting guidance (ASC 740, Income Taxes). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Corporation determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

All numbers are reported in thousands except share and per share data.

Tax positions are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management's judgment. With a few exceptions, the Corporation is no longer subject to U.S. federal tax examinations for years before 2009, and state and local tax examinations by tax authorities for years before 2008.

The Corporation recognizes interest and penalties on income taxes as a component of income tax expense.

Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction

Fair Value Measurements

FASB ASC Topic 820, "Fair Value Measurements and Disclosures," defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and requires certain disclosures about fair value measurements. See Note 12 - Fair Value Measurement. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as input, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Corporation's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Shareholders' Equity and Earnings Per Share

Basic earnings per share represent income available to shareholders divided by the weighted average number of shares of Corporation common stock outstanding during the period. Diluted earnings per share reflect additional shares of common stock that would have been outstanding if potentially dilutive shares of common stock had been issued, as well as any adjustment to income that would result from the assumed conversion. For the years ended December 31, 2012, 2011 and 2010, there were no potentially dilutive shares of common stock issuable.

In 2012, the Corporation adopted a plan to repurchase shares of its common stock. The plan allowed the purchase of up to 150,000 shares. The Corporation purchased 150,000 shares in 2012. For 2011, the Corporation adopted a similar plan allowing it to repurchase up to 100,000 shares of common stock. The Corporation repurchased 100,000 shares in 2011 and 76,993 in 2010.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income, net of applicable income taxes. Other comprehensive income includes unrealized appreciation (depreciation) on available-for-sale securities and changes in the net actuarial gain/loss of the postretirement benefit obligation.

All numbers are reported in thousands except share and per share data.

The components of accumulated other comprehensive income, included in shareholder's equity, are as follows as of December 31, 2012, 2011 and 2010:

	Years Ended December 31,		
	2012	2011	2010
Net unrealized gains (losses) on available-for-sale securities	**$ 5,747**	$ 4,914	$ (1,316)
Net actuarial (gain) loss on unfunded portion of postretirement benefit obligation	**2,920**	302	(2,852)
	8,667	5,216	(4,168)
Tax effect	**3,337**	2,008	1,605
Other comprehensive income (loss)	**$ 5,330**	$ 3,208	(2,563)

Transfers Between Fair Value Hierarchy Levels

Transfers in and out of Level 1 (quoted market prices), Level 2 (other significant observable inputs) and Level 3 (significant unobservable inputs) are recognized on the period end date.

Segment Reporting

Management analyzes the operations of the Corporation assuming one operating segment, community lending services.

Recent Accounting Pronouncements

ASU No. 2011-02, "Receivables (Topic 310) - A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring" clarifies which loan modifications constitute troubled debt restructurings and is intended to assist creditors in determining whether a modification of the terms of a receivable meets the criteria to be considered a troubled debt restructuring, both for purposes of recording an impairment loss and for disclosure of troubled debt restructurings. In evaluating whether a restructuring constitutes a troubled debt restructuring, a creditor must separately conclude, under the guidance clarified by ASU 2011-02, that both of the following exist: (a) the restructuring constitutes a concession; and (b) the debtor is experiencing financial difficulties. ASU 2011-02 became effective for the Corporation on July 1, 2012, and applies retrospectively to restructurings occurring on or after January 1, 2012. See Note 3 - Loans.

ASU No. 2011-03, "Transfers and Servicing (Topic 860) - Reconsideration of Effective Control for Repurchase Agreements" is intended to improve financial reporting of repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. ASU 2011-03 removes from the assessment of effective control (i) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (ii) the collateral maintenance guidance related to that criterion. ASU 2011-03 was effective for the Corporation on January 1, 2012, and did not have a significant impact on the Corporation's financial statements.

ASU 2011-04, "Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS" amends Topic 820, "Fair Value Measurements and Disclosures," to converge the fair value measurement guidance in U.S. generally accepted accounting principles and International Financial Reporting Standards. ASU 2011-04 clarifies the application of existing fair value measurement requirements, changes certain principles in Topic 820 and requires additional fair value disclosures. ASU 2011-04 is effective for annual periods beginning after December 15, 2011, and is not expected to have a significant impact on the Corporation's financial statements.

ASU 2011-05, "Comprehensive Income (Topic 220) - Presentation of Comprehensive Income" amends Topic 220, "Comprehensive Income," to require that all non-owner changes in stockholders' equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. Additionally, ASU 2011-05 requires entities to present, on the face of the financial statements, reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement or statements where the components of net income and the components of other comprehensive income are presented. The option to present components of other comprehensive income as part of the statement of changes in stockholders' equity was eliminated. ASU 2011-05 is effective for annual and interim periods beginning after December 15, 2012;

All numbers are reported in thousands except share and per share data.

however, certain provisions related to the presentation of reclassification adjustments have been deferred by ASU 2011-12 "Comprehensive Income (Topic 220) - Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05," as further discussed below. ASU 2011-05 is not expected to have a significant impact on the Corporation's financial statements.

ASU 2011-08, "Intangibles - Goodwill and Other (Topic 350) - Testing Goodwill for Impairment" amends Topic 350, "Intangibles – Goodwill and Other," to give entities the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. ASU 2011-08 is effective for annual and interim impairment tests beginning after December 15, 2012, and is not expected to have a significant impact on the Corporation's financial statements.

ASU 2011-11, "Balance Sheet (Topic 210) - Disclosures about Offsetting Assets and Liabilities" amends Topic 210, "Balance Sheet," to require an entity to disclose both gross and net information about financial instruments, such as sales and repurchase agreements and reverse sale and repurchase agreements and securities borrowing/lending arrangements, and derivative instruments that are eligible for offset in the statement of financial position and/or subject to a master netting arrangement or similar agreement. ASU 2011-11 is effective for annual and interim periods beginning on January 1, 2013, and is not expected to have a significant impact on the Corporation's financial statements.

ASU 2011-12 "Comprehensive Income (Topic 220) - Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05" defers changes in ASU No. 2011-05 that relate to the presentation of reclassification adjustments to allow the FASB time to redeliberate whether to require presentation of such adjustments on the face of the financial statements to show the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income. ASU 2011-12 allows entities to continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU No. 2011-05. All other requirements in ASU No. 2011-05 are not affected by ASU No. 2011-12. ASU 2011-12 is effective for annual and interim periods beginning after December 15, 2012, and is not expected to have a significant impact on the Corporation's financial statements.

NOTE 2 – SECURITIES

The amortized cost and fair value of securities available-for-sale and held-to-maturity at December 31, 2012 and 2011, are summarized as follows (dollars in thousands):

	Amortized	Gross Unrealized		Fair
December 31, 2012	Cost	Gains	Losses	Value
Available-for-sale securities				
U.S. Government agencies	$ 143,897	$ 400	$ 280	$ 144,017
U.S. Government sponsored agency mortgage backed securities	131,917	1,856	55	133,718
States and political subdivisions	7,273	3,306	-	50,579
Corporate bonds	16,884	529	9	17,404
	339,971	6,091	344	$ 345,718
Held-to-maturity securities				
States and political subdivisions	31,755	1,665	-	33,420

All numbers are reported in thousands except share and per share data.

December 31, 2011	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities				
U.S. Government agencies	$58,793	$214	$6	$59,001
Mortgage backed securities	175,352	843	145	176,050
States and political subdivisions	56,452	3,494	-	59,946
Other securities	18,759	582	68	19,273
	$309,356	$5,133	$219	$314,270
Held-to-maturity securities				
States and political subdivisions	$35,214	$2,061	$-	$37,275

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2012 and 2011, was approximately $83,579 and $85,009, which was approximately 22% and 24%, respectively, of the Corporation's available-for-sale and held-to-maturity investment portfolio. The Corporation evaluates its investment portfolio on a quarterly basis for impairment. The analysis performed as of December 31, 2012, and December 31, 2011, indicated that all impairment was considered temporary, market driven due primarily to fluctuations in market interest rates and not credit-related.

The following table shows the Corporation's investments' gross unrealized losses and fair value of the Corporation's investments with unrealized losses that were not deemed to be other-than-temporarily impaired, aggregated by investment class and length of time that individual securities had been in a continuous unrealized loss position at December 31, 2012 and 2011:

December 31, 2012	Less than 12 months		12 months or Greater		Total	
Type of Security	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
US Government agencies	$ 68,979	$ 280	$ -	$ -	$ 68,979	$ 280
US Government sponsored agency mortgage backed securities	12,881	55	-	-	12,881	55
Corporate bonds	1,719	9	-	-	1,719	9
	$ 83,579	$ 344	$ -	$ -	$ 83,579	$ 344

December 31, 2011	Less than 12 months		12 months or Greater		Total	
Type of Security	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
US Government agencies	$ 15,063	$ 6	$ -	$ -	$ 15,063	$ 6
Mortgage backed securities	40,792	145	-	-	40,792	145
Other securities	29,154	68	-	-	29,154	68
	$ 85,009	$ 219	$ -	$ -	$ 85,009	$ 219

All numbers are reported in thousands except share and per share data.

The amortized cost and fair value of available-for-sale securities and held-to-maturity securities at December 31, 2012, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale		Held to Maturity	
December 31, 2012	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within one year	$ 6,198	$ 6,270	$ 3,188	$ 3,208
One to five years	16,802	17,586	7,987	8,384
Five to ten years	161,212	162,453	13,617	14,425
After ten years	23,842	25,691	6,963	7,403
Mortgage-backed securities	131,917	133,718	-	-
Total	**$ 339,971**	**$ $345,718**	**$ 31,755**	**$ 33,420**

The carrying value of securities pledged as collateral to secure public deposits and for other purposes was $210,800 at December 31, 2012, and $196,100 at December 31, 2011.

The book value of securities sold under agreements to repurchase amounted to $26,500 and $22,200 at December 31, 2012 and 2011, respectively.

Gross gains of $2,455, $1,509 and $1,659 resulting from sales of available-for-sale securities were realized for at December 31, 2012, 2011 and 2010, respectively. A loss of $155 was included in the net gain of $2,300 for December 31, 2012. A loss of $9 was included in the net gain of $1,500 for December 31, 2011. Losses of $45 were included in the net gain of $1,614 for December 31, 2010.

NOTE 3 – LOANS

The following table presents the Bank's loans by category as of December 31, 2012 and 2011 (dollars in thousands):

	December 31, 2012	December 31, 2011
Commercial		
Commercial and industrial	$ 83,631	$ 60,448
Non-farm, nonresidential real estate	167,565	139,642
Construction and development	36,323	29,042
Commercial loans secured by real estate	23,983	6,161
Other commercial	24,423	45,630
Total commercial	**$ 335,925**	**$ 280,923**
Residential and consumer		
Consumer loans	11,621	14,297
Single family residential	196,349	196,882
Other retail	23,264	25,700
Total residential and consumer	**231,234**	**$ 236,879**
	$ 567,159	**$ 517,802**
Less:		
Allowance for loan losses	(8,809)	(9,200)
Total net loans	**$ 558,350**	**$ 508,602**

All numbers are reported in thousands except share and per share data.

Loan Origination/Risk Management. The Corporation has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis. A reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies and nonperforming and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions.

Commercial and industrial loans are underwritten after evaluating and understanding the borrower's ability to operate profitably and prudently expand its business. Underwriting standards are designed to promote relationship banking rather than transactional banking. Once it is determined that the borrower's management possesses sound ethics and solid business acumen, the Corporation's management examines current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed. Commercial and industrial loans are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial and industrial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Commercial real estate loans are subject to underwriting standards and processes similar to commercial and industrial loans, in addition to those of real estate loans. These loans are viewed primarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. Management monitors and evaluates commercial real estate loans based on collateral, geography and risk grade criteria. As a general rule, the Corporation avoids financing single-purpose projects unless other underwriting factors are present to help mitigate risk. The Corporation also utilizes third-party experts to provide insight and guidance about economic conditions and trends affecting market areas it serves. In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans. At December 31, 2012, approximately eighty percent of the outstanding principal balance of the Corporation's commercial real estate loans were secured by owner-occupied properties.

With respect to loans to developers and builders that are secured by nonowner occupied properties that the Corporation may originate from time to time, the Corporation generally requires the borrower to have had an existing relationship with the Corporation and have a proven record of success. Construction loans are underwritten utilizing feasibility studies, independent appraisal reviews, sensitivity analysis of absorption and lease rates and financial analysis of the developers and property owners. Construction loans are generally based upon estimates of costs and value associated with the complete project. These estimates may be inaccurate. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from the Corporation until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

The Corporation originates residential and consumer loans utilizing a computer-based credit scoring analysis to supplement the underwriting process. To monitor and manage consumer loan risk, policies and procedures are developed and modified, as needed, jointly by line and staff personnel. This activity, coupled with relatively small loan amounts that are spread across many individual borrowers, minimizes risk. Additionally, trend and outlook reports are reviewed by management on a regular basis. Underwriting standards for home equity loans are heavily influenced by statutory requirements, which include, but are not limited to, a maximum loan-to-value percentage of 80%, collection remedies, the number of such loans a borrower can have at one time and documentation requirements.

The Corporation contracts with a third party vendor to perform loan reviews. The Corporation reviews and validates the credit risk program on an annual basis. Results of these reviews are presented to management. The loan review process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel, as well as the Corporation's policies and procedures.

All numbers are reported in thousands except share and per share data.

The goal of the Bank is to diversify loans to avoid a concentration of credit in a specific industry, person, entity, product, service, or any area vulnerable to a tax law change or an economic event. A concentration of credit occurs when obligations, direct or indirect, of the same or affiliated interests represent 15 percent or more of the Bank's capital structure. Real estate rental and leasing represented the highest concentration at 107% of tier 1 capital. The board of directors recognizes that the bank's geographic trade area imposes some limitations regarding loan diversification if the Bank is to perform the function for which it has been chartered. Specifically, lending to qualified borrowers within the Bank's trade area will naturally cause concentrations of real estate loans in the primary communities served by the Bank and loans to employees of major employers in the area.

The following table provides details regarding the aging of the Bank's loan portfolio (dollars in thousands):

December 31, 2012	30-89 Days Past Due	90 Days and Greater Past Due	Total Past Dues	Current	Total Loans
Residential and consumer					
Consumer	$ 112	$ 7	$ 119	$ 11,502	$ 11,621
Single-family residential	3,543	387	3,930	192,419	196,349
Other retail	193	-	193	23,071	23,264
Residential and consumer total	$ 3,848	$ 394	$ 4,242	$ 226,992	$ 231,234
Commercial					
Commercial and industrial	$ 618	$ 1,457	$2,075	$81,556	$83,631
Nonfarm, nonresidential real estate	666	448	1,114	166,451	167,565
Construction and development	160	-	160	36,163	36,323
Commercial loans secured by real estate	22	193	215	23,768	23,983
All other commercial	741	1,379	2,120	22,303	24,423
Commercial total	$ 2,207	$ 3,477	$ 5,684	$ 330,241	$ 335,925
Total	$ 6,055	$ 3,871	$ 9,926	$ 557,233	$ 567,159

December 31, 2011	30-89 Days Past Due	90 Days and Greater Past Due	Total Past Dues	Current	Total Loans
Retail					
Consumer loans	$ 73	$ 4	$ 77	$ 14,220	$ 14,297
Single-family residential	5,131	1,002	6,133	190,749	196,882
Other retail	1	-	1	25,699	25,700
Retail Total	$ 5,205	$ 1,006	$ 6,211	$ 230,665	$ 236,879
Commercial					
Commercial and industrial	$ 3,858	$ 1,419	$ 5,277	$ 55,171	$ 60,448
Nonfarm, nonresidential real estate	2,166	320	2,486	137,156	139,642
Construction and development	44	-	44	28,998	29,042
Commercial loans secured by real estate	-	-	-	4,095	4,095
Other commercial	1,441	159	1,600	50,191	47,696
Commercial total	$ 7,509	$ 1,898	$ 9,407	$ 271,516	$ 280,923
Total	$ 12,714	$ 2,904	$ 15,618	$ 502,184	$ 517,802

A loan is considered impaired, in accordance with the impairment accounting guidance (ASC 310-10-35-16), when based on current information and events, it is probable the Corporation will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan. Impaired loans include nonperforming commercial loans but also include loans modified in troubled debt restructurings.

All numbers are reported in thousands except share and per share data.

The following table summarizes the impaired loans by loan type as of December 31, 2012 and 2011 (dollars in thousands):

December 31, 2012	Unpaid Contractual Principal Balance	Recorded investment with no allowance	Recorded Investment with allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment	Interest Recognized*
Commercial							
Commercial and industrial	$ 2,036	$ 1,076	$ 328	$ 1,404	$ 103	$ 3,483	$ 74
Nonfarm, nonresidential real estate	3,613	2,417	-	2,417	-	1,606	83
Construction and development	682	-	682	682	118	682	35
Other commercial	3,124	3,124	-	3,124		3,099	126
Commercial total	9,455	6,617	1,010	7,627	221	8,870	318
Retail							
Single-family residential	1,237	402	613	1,015	82	1,059	39
Retail total	1,237	402	613	1,015	82	1,059	39
Total	$ 10,692	$ 7,019	$ 1,623	$ 8,642	$ 303	$ 9,929	$ 357

December 31, 2011	Unpaid Contractual Principal Balance	Recorded investment with no allowance	Recorded Investment with allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment	Interest Recognized*
Commercial							
Commercial and industrial	$ 5,839	$ 738	$ 5,678	$ 5,446	$ 601	$ 5,069	$ 193
Nonfarm, nonresidential real estate	4,378	2,986	2,115	4,573	307	5,232	35
Construction and development	870	-	870	870	203	941	39
Other commercial	3,238	-	-	1,498	-	1,527	190
Commercial total	14,325	3,724	8,663	12,387	1,111	12,769	457
Retail							
Single-family residential	1,388	142	1,075	1,217	131	1,269	44
Retail total	1,388	142	1,075	1,217	131	1,269	44
Total	$ 15,713	$ 3,866	$ 9,738	$ 13,604	$ 1,242	$ 14,038	$ 501

December 31, 2010	Unpaid Contractual Principal Balance	Recorded investment with no allowance	Recorded Investment with allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment	Interest Recognized*
Commercial	$ 27,198	$ 9,215	$ 14,333	$ 23,548	$ 2,707	$ 24,274	$ 916
Residential real estate	1,784	801	744	1,545	205	1,611	42
Total	$ 28,982	$ 10,016	$ 15,077	$ 25,093	$ 2,912	$ 25,885	$ 958

* Interest income recognized approximates cash bases interest income.

All numbers are reported in thousands except share and per share data.

Year-end Nonaccrual loans, segregated by class of loans, were as follows at December 31, 2012 and 2011 (dollars in thousands):

	2012	2011
Commercial & industrial	**$ 1,595**	$ 5,030
Nonfarm, nonresidential	**1,372**	2,030
Construction and development	**50**	267
Commercial real estate	**126**	-
Other commercial	**1,379**	-
Consumer	**11**	72
Single-family residential	**3,541**	4,070
Total	**$ 8,074**	$ 7,399

Included in certain loan categories of impaired loans are certain loans that have been modified in a troubled debt restructuring where economic concessions have been granted to borrowers who have experienced financial difficulties. These concessions typically result from our loss mitigation activities and could include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance or other actions. Modifications of terms for our loans and their inclusion as troubled debt restructurings are based on individual facts and circumstances. Loan modifications that are included as troubled debt restructurings may involve either an increase or reduction of the interest rate, extension of the term of the loan, or deferral of principal and/or interest payments, regardless of the period of the modification. All of the loans identified as troubled debt restructuring were modified due to financial stress of the borrower. In order to determine if a borrower is experiencing financial difficulty, an evaluation is performed to determine the probability that the borrower will be in payment default on any of its debt in the foreseeable future with the modification. This evaluation is performed under the Corporation's internal underwriting policy.

When the Corporation modifies loans in a troubled debt restructuring, the Corporation evaluates any possible impairment similar to other impaired loans based on the present value of expected future cash flows, discounted at the contractual interest rate of the original loan or lease agreement, or use the current fair value of the collateral, less selling costs for collateral dependent loans. If the Corporation determined that the value of the modified loan is less than the recorded investment in the loan, impairment is recognized through an allowance estimate or a charge-off to the allowance. In periods subsequent to modification, the Corporation evaluates all troubled debt restructuring, including those that have payment defaults, for possible impairment and recognize impairment through the allowance.

As of December 31, 2012, the Corporation did not have any commitments to extend additional funds to borrowers with loans modified and included as a troubled debt restructuring.

During 2012, certain loans were modified in troubled debt restructurings, where economic concessions were granted to borrowers consisting of reductions in the interest rates, payment extensions, forgiveness of principal, and forbearances. Presented below, segregated by class of loans, are troubled debt restructurings that occurred during the year ended December 31, 2012 and 2011(dollars in thousands):

(Dollars in Thousands)	**Twelve Months Ended December 31, 2012** Number of Loans	**Twelve Months Ended December 31, 2012** Post-Modification Outstanding Balance	**Twelve Months Ended December 31, 2012** Net Charge-offs Resulting from Modifications	Twelve Months Ended December 31, 2011 Number of Loans	Twelve Months Ended December 31, 2011 Post-Modification Outstanding Balance	Twelve Months Ended December 31, 2011 Net Charge-offs Resulting from Modifications
Commercial:						
Commercial and industrial	1	$ 8	$ -	8	$ 3,319	$ -
Nonfarm nonresidential	1	361	-	7	1,828	-
Tax exempt state and political	-	-	-	1	1,379	-
Farmland	-	-	-	2	171	-
Retail:						
Consumer	1	3	-	6	36	-
Single-family residential	3	237	-	8	1,197	-
Total troubled debt restructurings	6	$ 609	$ -	32	$ 7,930	$ -

Loans retain their accrual status at the time of their modification. As a result, if a loan is on nonaccrual status at the time it is modified, it stays as nonaccrual status, and if a loan is on accrual status at the time of the modification, it generally stays on accrual status. Commercial and consumer loans modified in a troubled debt restructuring are closely monitored for delinquency as an early indicator of possible future default. If loans modified in a troubled debt restructuring subsequently default, the Corporation evaluates the loan for possible further impairment. The allowance for loan losses may be increased, adjustments may be made in the allocation of the allowance, or partial charge-offs may be taken to further write-down the carrying value of the loan. The Corporation considers a loan in default when it is 90 days or more past due or transferred to nonaccrual.

As of December 31, 2012, the Corporation did not have any loans that were modified in troubled debt restructurings during the past twelve months that have subsequently defaulted. Loans modified during the past 12 months that subsequently defaulted during 2011 were as follows:

(in thousands)	Twelve Months Ended December 31, 2011 Number of Loans	Twelve Months Ended December 31, 2011 Recorded Balance
Commercial:		
Nonfarm nonresidential	1	$ 320
Retail:		
Consumer	1	20
Single family residential	1	441
Total defaulted restructured loans	3	$ 781

Credit Quality Indicators. As part of the ongoing monitoring of the credit quality of the Corporation's loan portfolio, management tracks certain credit quality indicators including trends related to (i) the weighted-average risk grade of commercial loans, (ii) the level of classified commercial loans, (iii) net charge-offs, (iv) nonperforming loans and (v) the general economic conditions in the State of Tennessee.

The Corporation uses a risk grading matrix to assign a risk grade to each of its commercials loans. Loans are graded on a scale of 1-8. A description of the general characteristics of the 8 risk grades is as follows:

All numbers are reported in thousands except share and per share data.

Risk Rating 1: Minimal Risk

General Characteristics:

- Substantially risk free.
- Federal, state, or municipal subdivisions with acceptable investment grade credit rating.
- Large national, regional, or local entity with proven access to capital markets.
- Diversity in its line of business with stable and diversified sales base.
- Borrower is considered to be an industry leader with many consecutive years of strong profits and exhibits a financial condition, equity position, liquidity, and debt service capacity far exceeding industry norms.
- Borrower has an abundance of unpledged financeable assets coupled with superior cash generation capabilities.
- Industry conditions and trends are positive and strong.
- Borrower has strong management with evidence of management succession.
- Credit rating by Moody's, Standard & Poor, or other qualified rating agency that is grade A or higher.
- A cash-secured loan with the cash on deposit in our bank or a guaranty from the Federal government also warrants this risk rating.

Risk Rating 2: Modest Risk

General Characteristics:

- Borrower shows strong profitability, liquidity, and capitalization better than industry norms and a strong market position in the region.
- Borrower may have limited access to public markets for short-term needs or capital requirements, but has ready access to alternative financing.
- Loans may be unsecured based on the financial strength of the borrower or secured by collateral that is considered liquid and marketable.
- Borrower has a proven history of profitability and financial stability.
- Borrower has a strong market position in its industry and has an abundance of financeable assets available to protect the Bank's position.
- Proven and steady management with good management succession.
- Borrower can withstand major market instabilities of short duration.
- Credit rating by Moody's, Standard & Poor, or other qualified rating agency that is grade BAA or higher.

Risk Rating 3: Average Risk

General Characteristics:

- Borrower shows a stable earnings history and financial condition in line with industry norms with indications that these trends will continue.
- The credit extension is considered sound; however, elements may be present which suggest the borrower may not be free from temporary impairments in the future.
- Liquidity and leverage is in line with industry norms.
- Good management with acceptable management succession.
- Under most economic and business conditions, has access to alternative financing but limited or no access to capital markets for short-term or capital needs.
- Borrower may be an individual with a sound financial condition and liquidity with proven historical income to repay the debt as scheduled.
- Credit extensions are generally secured by acceptable collateral.

All numbers are reported in thousands except share and per share data.

Risk Rating 4: Acceptable Risk

General Characteristics:

- Credit is to a borrower with smaller margins of debt service coverage and with some elements of reduced financial strength.
- Borrower is generally in a lower average market position in its industry.
- Borrower shows satisfactory asset quality and liquidity, good debt capacity and coverage, and good management in critical positions.
- Management is of unquestioned character but management succession may be questionable.
- Borrower can obtain similar financing from other financial institutions.
- Interim losses or moderately declining earnings trends may occur, but the borrower has sufficient strength and financial flexibility to offset these issues.
- Credit may be to individuals with a moderately leveraged financial condition but with satisfactory liquidity and income to cover debt repayment requirements.
- Business borrowers may have moderate leverage, but must have historically consistent cash flow to cover debt service and other operating needs.
- Business borrowers may also have erratic or cyclical operating performances but should demonstrate strong equity positions to support these profitability swings.
- Asset-based loans that have stabilized and proven performance with the financial capacity to provide for annual clean up may qualify for this rating.
- Borrower has no access to capital markets but would be financeable by another financial institution or finance company.
- Credit extensions are generally secured by acceptable collateral.

Risk Rating 5: Pass/Watch

General Characteristics:

Loans considered for this risk rating require a heightened level of supervision.

A) Transitional, Event Driven - This category of risk-rated 5 loans captures responses to **early warning signals from a relationship and, therefore, signifies a specific, event-driven, transitional credit grade**. The event is generally something unplanned or unexpected such as a death, a disaster, the loss of a major client, product line, or key employee; divorce, or health condition of the owner or key management person. The Risk Rating 5 category may be used in transitional upgrades as well as transitional downgrades of credit relationships. Under these criteria, the risk rating 5 necessitates a plan of action to either upgrade the credit to a Pass rating (Risk Rating 1-4), downgrade the credit to a criticized asset, or exit the relationship within six months.

B) **Ongoing Supervision Warranted** - This risk rating may also be utilized to identify loans having inherent characteristics which warrant more than the normal level of supervision. Loans meeting these criteria may include larger, more complex loans with unusual structures. Loans, which, due to structure or nature of the collateral require above average servicing, may also be considered for this risk rating. Unlike other criteria listed previously for the Pass/Watch risk rating, these particular characteristics tend not to be one-time or transitional in nature; therefore, these loans may be expected to remain in this risk rating category longer than six months. A loan might remain in this risk rating category for its life or until the characteristic warranting the Pass/Watch rating can be eliminated or effectively mitigated.

- Borrowers may exhibit declining earnings, strained cash flow, increasing leverage, or weakening market positions that indicate a trend toward an unacceptable risk.
- Borrower's liquidity, leverage, and earnings performance is below or trending below industry norms.
- Interim losses and other adverse trends may occur but not to the level that would impair the Bank's position.
- Borrower may be a newly formed company or in a new line of business or may be an established business with new or unproven management. Borrower should be adequately capitalized, but may not yet have achieved stabilized cash flow.
- Borrower generally has a small market position in its industry.
- Borrower may be engaged in an industry that is experiencing an economic downturn or is particularly susceptible to uncontrollable external factors.
- Management is of good character although some management weakness may exist, including lack of depth or succession.

All numbers are reported in thousands except share and per share data.

- Borrowers generally have limited additional debt capacity and modest coverage, and average or below-average asset quality, margins, and market share.
- Borrower's ability to obtain financing from other financial institutions may be impaired.
- Credit to individuals with marginal financial condition and liquidity but with income still sufficient to service the debt.

Risk Rating 6: Special Mention

A special mention asset has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution's credit position at some future date. Special mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

General Characteristics:

- Cash flow may not be sufficient to fund anticipated cash needs.
- Sufficiently or modestly sufficiently financeable assets are available to protect the Bank's position.
- Adverse trends in operations/profits or unbalanced position in the balance sheet but not to the point where repayment is in jeopardy.
- Borrower generally shows limited liquidity or high leverage.
- Borrower's financial position is in the lower quartile of industry norms.
- Business exhibits a deteriorating market position in the industry.
- Management lacks depth and succession.
- Business is unable to withstand temporary setbacks without affecting repayment capability.
- Borrower is not financeable by another bank but possibly by a finance company or specialized lender.

Risk Rating 7: Substandard

A substandard asset is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Assets so classified must have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

General Characteristics:

- The primary source of repayment no longer provides satisfactory support and repayment is dependent on secondary sources.
- A substandard loan is inadequately protected by the current sound worth and paying capacity of the obligor or by the collateral pledged, if any.
- Normal repayment from the borrower is impaired although no loss of principal is envisioned.
- A partial loss of interest or principal will occur if the deficiencies are not corrected.
- Cash flow is generally not sufficient to fund anticipated cash needs.
- Financeable assets may not be sufficient to protect the Bank's position.
- Adverse trends in operations that jeopardized debt repayment may require the borrower to undertake a significant reorganization of financing or the business.
- Borrower shows poor liquidity and high leverage impairing the repayment of the debt in accordance with agreed upon terms.
- Management lacks depth and succession; may be inexperienced or of questionable character.
- Borrower's market position in the industry is deteriorating.
- Borrower is not financeable by another bank or finance company.

Risk Rating 8: Doubtful

An asset classified doubtful has all the weaknesses inherent in one classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

General Characteristics:

- Inadequate primary source of repayment. Assumes a less than satisfactory secondary source of repayment on a most-likely case basis. There may be an adequate secondary source of repayment on a best-case basis.
- Borrowers have the same weaknesses found in Substandard borrowers.
- Loss probability is extremely high but because of certain important and reasonably specific factors that may work to strengthen the loan, its classification as an estimated loss is deferred until a more exact status may be determined.
- Pending factors may include proposed merger or acquisition, liquidation procedures, capital injections, perfecting liens on additional collateral and refinancing plans.
- Cash flow is insufficient to fund cash needs.
- Financeable assets are insufficient to protect the Bank's position.
- Source of debt repayment is dependent on liquidation of assets with a probable loss.
- Borrower may no longer be a going concern or may not exist as a going concern for the foreseeable future.
- No alternative financing sources exist.

The following table presents risk grades and classified loans by class of commercial loan (dollars in thousands):

December 31, 2012

Commercial Loan Portfolio: Credit risk profile by internally assigned grade	Commercial & Industrial	Nonfarm, Nonresidential Real Estate Loans	Construction & Development	Commercial Loans Secured by Residential R/E	All Other Commercial Loans	Commercial Loan Totals
Pass (1-5)	$ 81,560	$ 164,290	$ 35,543	$ 21,660	$ 22,857	$ 325,910
Special Mention (6)	269	815	98	398	-	1,580
Substandard (7)	726	2,460	682	1,925	187	5,980
Doubtful (8)	1,076	-	-	-	1,379	2,455
TOTALS	$ 83,631	$ 167,565	$ 36,323	$ 23,983	$ 24,423	$ 335,925

Retail Loan Portfolio: Credit risk profiles based on delinquency status classification	Consumer Loans	Single-Family Residential**	All Other Retail Loans	Retail Loan Totals
Performing	$ 11,610	$ 192,808	$ 23,131	$ 227,549
Nonperforming*	11	3,541	133	3,685
TOTALS	$ 11,621	$ 196,349	$ 23,264	$ 231,234

All numbers are reported in thousands except share and per share data.

December 31, 2011

Commercial Loan Portfolio: Credit risk profile by internally assigned grade	Commercial & Industrial	Nonfarm, Nonresidential Real Estate Loans	Construction & Development	Commercial Loans Secured by Residential R/E	All Other Commercial Loans	Commercial Loan Totals
Pass (1-5)	$ 50,163	$ 131,786	$ 27,613	$ 5,045	$ 42,771	$ 257,378
Special Mention (6)	4,137	4,232	504	439	-	9,312
Substandard (7)	1,692	2,033	925	677	1,480	6,807
Doubtful (8)	4,456	1,591	-	-	1,379	7,426
TOTALS	$ 60,448	$ 139,642	$ 29,042	$ 6,161	$ 45,630	$ 280,923

Retail Loan Portfolio: Credit risk profiles based on delinquency status classification	Consumer Loans	Single-Family Residential**	All Other Retail Loans	Retail Loan Totals
Performing	$ 14,225	$ 193,753	$ 25,368	$ 233,346
Nonperforming*	72	3,129	332	3,533
TOTALS	$ 14,297	$ 196,882	$ 25,700	$ 236,879

* Loans are classified as nonperforming loans and are automatically placed on nonaccrual status once they reach 90 days past due. For purposes of this table, all loans graded substandard or below are included in nonperforming.

** Single-family residential loans include primary liens, closed-end secondary liens, residential construction loans and home equity lines of credit

NOTE 4 – ALLOWANCE FOR LOAN AND LEASE LOSSES

Allowance for Possible Loan Losses. The allowance for possible loan losses is a reserve established through a provision for possible loan losses charged to expense, which represents management's best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The Corporation's allowance for possible loan loss methodology includes allowance allocations calculated in accordance with ASC Topic 310, "Receivables" and allowance allocations calculated in accordance with ASC Topic 450, "Contingencies." Accordingly, the methodology is based on historical loss experience by type of credit and internal risk grade, specific homogeneous risk pools and specific loss allocations, with adjustments for current events and conditions. The Corporation's process for determining the appropriate level of the allowance for possible loan losses is designed to account for credit deterioration as it occurs. The provision for possible loan losses reflects loan quality trends, including the levels of and trends related to non-accrual loans, past due loans, potential problem loans, criticized loans and net charge-offs or recoveries, among other factors. The provision for possible loan losses also reflects the totality of actions taken on all loans for a particular period. In other words, the amount of the provision reflects not only the necessary increases in the allowance for possible loan losses related to newly identified criticized loans, but it also reflects actions taken related to other loans including, among other things, any necessary increases or decreases in required allowances for specific loans or loan pools.

The level of the allowance reflects management's continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio. Portions of the allowance may be allocated for specific credits; however, the entire allowance is available for any credit that, in management's judgment, should be charged off. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond the Corporation's control, including, among other things, the performance of the Corporation's loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications.

The Corporation's allowance for possible loan losses consists of three elements: (i) specific valuation allowances determined in accordance with ASC Topic 310 based on probable losses on specific loans; (ii) historical valuation allowances determined in accordance with ASC Topic 450 based on historical loan loss experience for similar loans with similar characteristics and trends, adjusted, as necessary, to reflect the impact of current conditions; and (iii) general valuation allowances determined in accordance with ASC Topic 450 based on general economic conditions and other qualitative risk factors both internal and external to the Corporation.

All numbers are reported in thousands except share and per share data.

The allowances established for probable losses on specific loans are based on a regular analysis and evaluation of problem loans. Commercial loans are classified based on an internal credit risk grading process that evaluates, among other things: (i) the obligor's ability to repay; (ii) the underlying collateral, if any; and (iii) the economic environment and industry in which the borrower operates. This analysis is performed at the relationship manager level for all commercial loans. When a loan has a calculated grade of 7 or higher, a special assets officer analyzes the loan to determine whether the loan is impaired and, if impaired, the need to specifically allocate a portion of the allowance for possible loan losses to the loan. Specific valuation allowances are determined by analyzing the borrower's ability to repay amounts owed, collateral deficiencies, the relative risk grade of the loan and economic conditions affecting the borrower's industry, among other things.

Historical valuation allowances are calculated based on the historical loss experience of specific types of loans and the internal risk grade of such loans at the time they were charged-off. The Corporation calculates historical loss ratios for pools of similar loans with similar characteristics based on the proportion of actual charge-offs experienced to the total population of loans in the pool. The historical loss ratios are periodically updated based on actual charge-off experience. A historical valuation allowance is established for each pool of similar loans based upon the product of the historical loss ratio and the total dollar amount of the loans in the pool. The Corporation's pools of similar loans include similarly risk-graded groups of commercial and industrial loans, commercial real estate loans, consumer real estate loans and consumer and other loans.

The components of the general valuation allowance include (i) the additional reserves allocated to specific loan portfolio segments as a result of applying an environmental risk adjustment factor to the base historical loss allocation and (ii) the additional reserves that are not allocated to specific loan portfolio segments including allocations for groups of similar loans with risk characteristics that exceed certain concentration limits established by management.

There is an inherent imprecision in calculating the specific portion of the allowance for loan and lease losses ("ALLL"). Therefore, a factor has been added to the allocation of each of the identified segments of the loan portfolio to account for the imprecision.

Included in the general valuation allowances are allocations for groups of similar loans with risk characteristics that exceed certain concentration limits established by management. Concentration risk limits have been established, among other things, for certain industry concentrations, large balance and highly leveraged credit relationships that exceed specified risk grades, and loans originated with policy exceptions that exceed specified risk grades.

The allowance for loan losses is maintained at a level considered adequate to provide for the losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Corporation's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to change. During the first quarter of 2012, as part of the quantitative analysis of the adequacy of the allowance for loan losses, management adjusted its projection of probable loan losses. In prior years, the Corporation used a historic loss period of four quarters for all segments when estimating the historic charge off rates calculated in accordance with ASC Topic 450. During the first quarter of 2012, the Corporation changed the historic period to a rolling eight-quarter historic look-back period to better reflect the risk related to each individual segment of loans. During the third quarter of 2012, management adjusted the number of loan segments and incorporated environmental factors for various components such as economic conditions, trends in delinquencies, loan review assessments, credit concentrations and level of underperforming ratios. None of these changes have had a significant impact on the recorded amount of the allowance for loan losses.

General valuation allowances are based on general economic conditions and other qualitative risk factors both internal and external to the Corporation. In general, such valuation allowances are determined by evaluating, among other things: (i) the experience, ability and effectiveness of the Bank's lending management and staff; (ii) the effectiveness of the Corporation's loan policies, procedures and internal controls; (iii) changes in asset quality; (iv) changes in loan portfolio volume; (v) the composition and concentrations of credit; (vi) the impact of competition on loan structuring and pricing; (vii) the effectiveness of the internal loan review function; (viii) the impact of environmental risks on portfolio risks; and (ix) the impact of changes to interest rates on portfolio risk. Management evaluates the degree of risk that each one of these components has on the quality of the loan portfolio on a quarterly basis. Each component is determined to have either a high, moderate or low degree of risk. The results are then input into a "general allocation matrix" to determine an appropriate general valuation allowance.

All numbers are reported in thousands except share and per share data.

Included in the general valuation allowances are allocations for groups of similar loans with risk characteristics that exceed certain concentration limits established by management. Concentration risk limits have been established, among other things, for certain industry concentrations, large balance and highly leveraged credit relationships that exceed specified risk grades, and loans originated with policy exceptions that exceed specified risk grades.

Loans identified as losses by management and internal loan review are charged-off. Furthermore, consumer loan accounts are charged-off automatically based on regulatory requirements.

The following table summarizes the allocation in the allowance for loan losses by loan segment for the years ended December 31, 2012, 2011 and 2010 (dollars in thousands):

December 31, 2012	**Commercial**	**Residential Real Estate**	**Consumer & Other Retail**	**Unallocated**	**Totals**
Beginning Balance	$ 5,957	$ 2,113	$ 192	$ 938	**$ 9,200**
Less: Charge-offs	1,690	176	19	-	**1,885**
Add: Recoveries	364	2	8	-	**374**
Add: Provisions	2,897	(830)	(9)	(938)	**1,120**
Ending Balance	**$ 7,528**	**$ 1,109**	**$ 172**	**$-**	**$ 8,809**

December 31, 2012	**Commercial**	**Residential Real Estate**	**Consumer & Other Retail**	**Unallocated**	**Totals**
Loans individually evaluated for impairment	$ 221	$ 82	$ -	$ -	$ 303
Loans collectively evaluated for impairment	7,307	1,027	172	-	8,507
Ending Balance	$ 7,528	$ 1,109	$ 172	$ -	$ 8,809

The following table shows loans as of December 31, 2012 and 2011, related to each balance in the allowance for possible loan and lease losses by portfolio segment and disaggregated on the basis of the Bank's impairment methodology (dollars in thousands):

December 31, 2012	Commercial	Residential real estate	Consumer & other retail	Totals
Loans				
Loans individually evaluated for impairment	$ 7,627	$ 1,015	$ -	$ 8,642
Loans collectively evaluated for impairment	328,298	195,334	34,885	558,517
Total	**$ 335,925**	**$ 196,349**	**$ 34,885**	**$ 567,159**

December 31, 2011	Commercial	Residential Real Estate	Consumer & Other Retail	Unallocated	Totals
Beginning Balance	$ 6,915	$ 2,001	$ 408	$ 96	$ 9,420
Less: Charge-offs	3,353	52	147	-	3,552
Add: Recoveries	103	-	104	-	207
Add: Provisions	2,292	164	(173)	842	3,125
Ending Balance	**$ 5,957**	**$ 2,113**	**$ 192**	**$ 938**	**$ 9,200**

All numbers are reported in thousands except share and per share data.

December 31, 2011	Commercial	Residential Real Estate	Consumer & Other Retail	Unallocated	Totals
Loans individually evaluated for impairment	$1,111	$ 131	$ -	$ -	$1,242
Loans collectively evaluated for impairment	4,846	1,982	192	938	7,958
Ending Balance	**$ 5,957**	**$ 2,113**	**$ 192**	**$ 938**	**$ $9,200**

December 31, 2011	Commercial	Residential real estate	Consumer & other retail	Totals
Loans				
Loans individually evaluated for impairment	$ 12,387	$ 1,217	$ -	$ 13,604
Loans collectively evaluated for impairment	268,536	221,365	14,297	504,198
Total	**$ 280,923**	**$ 222,582**	**$ 14,297**	**$ 517,802**

The following table summarizes the changes in the allowance for loan losses for the year ended December 31, 2010 (dollars in thousands):

December 31, 2010	Commercial	Residential Real Estate	Consumer & Other Retail	Unallocated	Totals
Beginning Balance	$ 6,375	$ 1,227	$ 489	$ 838	$ 8,929
Less: Charge-offs	(2,046)	(108)	(77)	-	(2,231)
Add: Recoveries	782	-	44	-	826
Add: Provisions	1,804	882	(48)	(742)	1,896
Ending Balance	**$ 6,915**	**$ 2,001**	**$ 408**	**$ 96**	**$ 9,420**

NOTE 5 – BANK PREMISES AND EQUIPMENT

The following table presents the Bank's assets by category at December 31, 2012 and 2011 (dollars in thousands):

	2012	2011
Land	$ 9,003	$ 9,003
Premises	22,717	20,784
Furniture and equipment	9,401	9,718
Leasehold improvements	1,319	1,398
	42,440	40,903
Less allowance for depreciation and amortization	(16,023)	(15,366)
	$ 26,417	$ 25,537

NOTE 6 – RELATED PARTY TRANSACTIONS

Certain related parties (primarily directors and senior officers of the Corporation or the Bank, including their affiliates, families and companies in which they hold 10% or more ownership) were customers of, and had loans and other transactions with, the Bank in the ordinary course of business. An analysis of the activity with respect to such loans for the years ended December 31, 2012 and 2011, is shown in the table below (dollars in thousands). These totals exclude loans made in the ordinary course of business to other companies with which neither the Corporation nor the Bank had a relationship other than the association of one of its directors in the capacity of officer or director. These loan transactions were made on substantially the same terms as those prevailing at the time for comparable loans to other persons.

They did not involve more than the normal risk of collectability or present other unfavorable features. No related party loans were charged off in 2012 or 2011.

Activity for related party transactions during 2012 and 2011 is as follows (dollars in thousands):

	2012	2011
Related party extensions of credit, beginning of period	$ 3,829	$ 4,361
New loans	745	848
Repayments	(743)	(1,380)
Related party extensions of credit, end of period	**$ 3,831**	**$ 3,829**

The aggregate balances of related party deposits at December 31, 2012 were $15,984.

The aggregate balances of related party repurchase agreements at December 31, 2012 were $8,694.

The Corporation and Bank utilize various services and purchased goods provided certain related parties. Significant services provided by a director during 2012 totaled $1,105, which was for building contractor services.

NOTE 7 – LEASES

Real property for four of the Bank's office locations and certain equipment are leased under noncancelable operating leases expiring at various times through 2028. In most cases, the leases provide for one or more renewal options of five to ten years under the same or similar terms. In addition, various items of office equipment are leased under cancelable operating leases. Total rental expense incurred under all operating leases, including short-term leases with terms of less than one month, amounted to approximately $12, $13 and $13 for equipment leases, and approximately $283, $236 and $293 for building leases in 2012, 2011 and 2010, respectively. Future minimum lease commitments as of December 31, 2012, under all noncancelable operating leases with initial terms of one year or more are shown in the following table (dollars in thousands):

Year	Lease Payments
2013	$ 238
2014	228
2015	222
2016	195
2017	165
Thereafter	1,917
Total	$ 2,965

All numbers are reported in thousands except share and per share data.

NOTE 8 – FEDERAL AND STATE INCOME TAXES

The following table presents components of income tax expense attributable to continuing operations for the years ended December 31, 2012, 2011 and 2010 (dollars in thousands):

	2012	2011	2010
Current	$ 2,256	$ 1,960	$ 1948
Deferred	(340)	(1,216)	(905)
Total provision for income	1,916	744	1,043

Deferred Tax Effects of Principal Temporary Differences	2012	2011	2010
Allowance for possible loan losses	$ 3,392	$ 3,519	$ 3,604
Deferred compensation	2,420	2,234	2,050
Write down of other real estate	1,152	1,621	1,052
Deferred gain on OREO sale	202	-	-
Amortization of core deposit intangible	423	575	727
Recognition of nonaccrual loan income	152	66	90
Unrealized gains (losses) on available-for-sale securities	(2,212)	(1,892)	506
Postretirement obligation	2,857	1,759	702
Net actuarial gain/(loss) of postretirement benefit obligation	(1,124)	(116)	1,098
Accelerated depreciation	(630)	(562)	(282)
Amortization of goodwill	(2,376)	(2,152)	(1,937)
Alternative Minimum Tax	402	422	345
Dividend Income - F&M West	(219)	(241)	(244)
Other	(555)	(361)	(442)
Net deferred tax asset	$ 3,884	$ 4,872	$ 7,268

Reconciliation of Total Income Taxes Reported with the Amount of Income Taxes Computed at the Federal Statutory Rate (34% Each Year)	2012	2011	2010
Tax expense at statutory rate	$ 3,238	$ 2,632	$ 2,827
Increase (decrease) in taxes resulting from:			
Tax exempt interest	(1,275)	(1,533)	(1,635)
Nondeductible interest expense	29	45	70
Employee benefits	(240)	(244)	(286)
Other nondeductible expenses (nontaxable income) - net	32	55	56
State income taxes net of federal tax benefit	41	(40)	(95)
Dividend income exclusion	(1)	(52)	(51)
Other	92	(119)	153
Total provision for income taxes	$ 1,916	$ 744	$ 1,043
Effective tax rate	20.1 %	9.6 %	12.2 %

The Corporation and one of its subsidiaries file consolidated income tax returns with the Internal Revenue Service and State of Tennessee. The Corporation is not subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2009. There was no valuation allowance for deferred tax assets at December 31, 2012 and 2011. Management believes it is more-likely-than-not that all of the deferred tax assets will be realized because they were supported by recoverable taxes paid in prior years.

All numbers are reported in thousands except share and per share data.

NOTE 9 – BORROWED FUNDS

The Bank is a party to the Blanket Agreement for Advances and Security Agreement (the "Blanket Agreement") with the Federal Home Loan Bank of Cincinnati (the "FHLB"). Advances made to the Bank under the Blanket Agreement are collateralized by the FHLB stock and qualifying residential mortgage loans totaling 150% of the outstanding amount borrowed. These collateralization matters are outlined in the Blanket Agreement dated June 20, 2006, between the Bank and the FHLB. The advances mature at varying dates throughout 2013 at interest rates ranging from 2.61 - 3.76%.

Scheduled annual principal maturities and interest rate terms of borrowings under this credit line as of December 31, 2012, are as follows (dollars in thousands):

2013	$ 10,100
Total	$ 10,100

Stock held in the FHLB totaling $3,009 at December 31, 2012, is carried at cost. The stock is restricted and can only be sold back to the FHLB at par.

The Bank also has a Cash Management Advance Line of Credit Agreement (the "CMA") dated June 21, 2010, with the Federal Home Loan Bank. The CMA is a component of the Blanket Agreement. The purpose of the CMA is to assist with short-term liquidity management. Under the terms of the CMA, the Bank may borrow a maximum of $40 million selecting a variable rate of interest for up to 90 days or a fixed rate for a maximum of 30 days. There were no borrowings outstanding under the CMA as of December 31, 2012.

Short-term borrowings included the following at December 31 (dollars in thousands):

	2012	2011
Securities sold under repurchase agreements	$ 17,068	$ 16,347

Securities sold under agreements to repurchase consist of obligations of the Bank to other parties. The obligations are secured by investment securities and such collateral is held by in safekeeping by a third party. The maximum amount of outstanding agreements at any month end during 2012 and 2011 totaled $22,598 and $17,498, respectively, and the monthly average of such agreements totaled $18,657and $11,987 for 2012 and 2011, respectively. The agreements at December 31, 2012, mature January 2, 2013.

NOTE 10 – SIGNIFICANT ESTIMATES, COMMITMENTS AND CONTINGENCIES

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in the footnote regarding loans. Current vulnerabilities due to certain concentrations of credit risk are discussed in the footnote on commitments and credit risk. Other significant estimates and concentrations not discussed in those footnotes include:

General Litigation

The Corporation is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Corporation.

Pension and Other Postretirement Benefit Obligations

The Corporation has a noncontributory defined benefit postretirement health care plan whereby it agrees to provide certain postretirement benefits to eligible employees. The benefit obligation is the actuarial present value of all benefits attributed to service rendered prior to the valuation date based on the projected unit credit cost method. It is reasonably possible that events could occur that would change the estimated amount of this liability materially in the near term.

Current Economic Conditions

The current protracted economic decline continues to present financial institutions with circumstances and challenges, which in some cases have resulted in large and unanticipated declines in the fair values of investments and other assets, constraints on liquidity and capital and significant credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans.

The accompanying financial statements have been prepared using values and information currently available to the Corporation.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses and capital that could negatively impact the Corporation's ability to meet regulatory capital requirements and maintain sufficient liquidity. Furthermore, the Corporation's regulators could require material adjustments to asset values or the allowance for loan losses for regulatory capital purposes that could affect the Corporation's measurement of regulatory capital and compliance with the capital adequacy guidelines under the regulatory framework for prompt corrective action.

Commitments and Credit Risk

The Corporation grants agribusiness, commercial and residential loans to customers throughout the state. The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in those particular financial instruments.

Commitments to Originate Loans

Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

Mortgage loans in the process of origination represent amounts that the Corporation plans to fund within a normal period of 30 to 90 days, and which are intended for sale to investors in the secondary market. Total mortgage loans in the process of origination amounted to $9,488 and $7,431, and mortgage loans held for sale amounted to $2,456 and $2,505, at December 31, 2012 and 2011, respectively.

Standby Letters of Credit

Standby letters of credit are irrevocable conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under nonfinancial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. Should the Corporation be obligated to perform under the standby letters of credit, the Corporation may seek recourse from the customer for reimbursement of amounts paid.

The Corporation had total outstanding standby letters of credit amounting to $9,070 and $8,370, at December 31, 2012 and 2011, respectively, with terms ranging from seven days to 23 years.

All numbers are reported in thousands except share and per share data.

Lines of Credit

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

At December 31, 2012, the Corporation had granted unused lines of credit to borrowers aggregating approximately $64,455 and $45,302 for commercial lines and open-end consumer lines, respectively. At December 31, 2011, unused lines of credit to borrowers aggregated approximately $55,668 for commercial lines and $44,545 for open-end consumer lines.

NOTE 11 – REGULATORY MATTERS

The Corporation and the Bank are subject to federal regulatory risk-adjusted capital adequacy standards. Failure to meet capital adequacy requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that could have a material adverse effect on the operating results and financial condition of the Corporation and the Bank. The applicable regulations require the Bank to meet specific capital adequacy guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital classification is also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios of Total Capital and Tier I Capital to risk-weighted assets and of Tier I Capital to average assets. Actual capital amounts and ratios are presented in the table below (dollars in thousands). Management believes, as of December 31, 2012, that the Corporation and the Bank met all capital adequacy requirements to which they were subject.

(Dollars in Thousands)	Actual		For Minimum Capital Adequacy Purposes		For Minimum Regulatory Compliance Purposes	
As of December 31, 2012	Amount	Ratio	Amount	Ratio > or =	Amount	Ratio > or =
Total Capital (to Risk-Weighted Assets) Consolidated	$ 109,011	15.8%	$ 55,265	8.0%	$ -	-
Bank	106,075	15.5%	54,890	8.0%	68,613	10.0%
Tier I Capital (to Risk-Weighted Assets) Consolidated	100,338	14.5%	27,603	4.0%	-	-
Bank	97,402	14.2%	27,418	4.0%	41,127	6.0%
Tier I Capital (to Average Assets) Consolidated	100,338	9.7%	41,505	4.0%	-	-
Bank	97,402	9.4%	41,492	4.0%	51,865	5.0%
As of December 31, 2011						
Total Capital (to Risk Weighted Assets) Consolidated	$ 107,856	16.9%	$ 50,986	8.0%	$ -	-
Bank	104,856	16.5%	50,674	8.0%	63,343	10.0%
Tier I Capital (to Risk-Weighted Assets) Consolidated	99,923	15.7%	25,502	4.0%	-	-
Bank	96,923	15.3%	25,333	4.0%	38,000	6.0%
Tier I Capital (to Average Assets) Consolidated	99,923	10.1%	39,588	4.0%	-	-
Bank	96,923	9.8%	39,575	4.0%	49,469	5.0%

All numbers are reported in thousands except share and per share data.

In the ordinary course of business, the Bank has made extensions of credit and had transactions with certain directors and executive officers of the Corporation or Bank, including their associates (as defined by the Securities and Exchange Commission). We believe such extensions of credit and transactions were made on substantially the same terms, including interest rate and collateral, as those prevailing at the same time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectability or present other unfavorable features. At January 1, 2013, approximately $3,838 of retained earnings plus any 2013 earnings less dividends paid in 2013 were available for dividend declaration without prior regulatory approval.

NOTE 12 – FAIR VALUE MEASUREMENT

The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. Fair value measurement must maximize the use of observable inputs and minimize the use of unobservable inputs. In estimating fair value, the Corporation utilizes valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability. Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, "Fair Value Measurements and Disclosures" ("ASC Topic 820") establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

- *Level 1 Inputs* - Unadjusted quoted prices in active markets for identical assets or liabilities.
- *Level 2 Inputs* - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, market consensus, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.
- *Level 3 Inputs* - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

Transfers between levels of the fair value hierarchy are recognized on the actual date of the event or circumstances that caused the transfer, which generally coincides with the Corporation's monthly and/or quarterly valuation process.

Recurring Measurements

The following table summarizes financial assets measured at fair value on a recurring basis as of December 31, 2012 and 2011, and by the level within the fair value hierarchy utilized to measure fair value (dollars in thousands):

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2012

Available-For-Sale Securities	Level 1	Level 2	Level 3	Total
U.S. government agencies	$ -	$ 144,017	$ -	$ 144,017
U.S. government-sponsored agency mortgage backed securities	-	133,718	-	133,718
States and political subdivisions	-	50,579	-	50,579
Corporate bonds	-	17,404	-	17,404
Total assets at fair value	$ -	$ 345,718	$ -	$ 345,718

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2011

Available-For-Sale Securities	Level 1	Level 2	Level 3	Total
U.S. government agencies	$ -	$ 59,001	$ -	$ 59,001
U.S. government-sponsored agency mortgage backed securities	-	176,050	-	176,050
States and political subdivisions	-	59,946	-	59,946
Corporate bonds	-	19,273	-	19,273
Total assets at fair value	$ -	$ 314,270	$ -	$ 314,270

All numbers are reported in thousands except share and per share data.

The following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2012.

Available-for-Sale Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, the Corporation obtains fair value measurements from an independent pricing service, such as Interactive Data, which utilizes pricing models to determine fair value measurement. The Corporation reviews the pricing quarterly to verify the reasonableness of the pricing. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other factors. U.S. government agencies, state and political subdivisions, U.S. government sponsored agency mortgage-backed securities, and corporate bonds are classified as Level 2 inputs.

Nonrecurring Measurements

The following table summarizes financial assets measured at fair value on a nonrecurring basis as of December 31, 2012 and December 31, 2011, by the level within the fair value hierarchy utilized to measure fair value (dollars in thousands):

Assets measured at fair value on a nonrecurring basis as of December 31, 2012	Level 1	Level 2	Level 3	Total
Impaired loans (collateral dependent)	$ -	$ -	$ 4,840	$ 4,840
Other real estate owned	-	-	3,385	3,385

Assets measured at fair value on a nonrecurring basis as of December 31, 2011	Level 1	Level 2	Level 3	Total
Impaired loans (collateral dependent)	$ -	$ -	$ 13,604	$ 13,604
Other real estate owned	-	-	8,827	8,827

Impaired Loans (Collateral Dependent)

The estimated fair value of collateral-dependent impaired loans is based on the appraised fair value of the collateral, less estimated cost to sell. Collateral-dependent impaired loans are classified within Level 3 of the fair value hierarchy.

The Corporation considers the appraisal or evaluation as the starting point for determining fair value and then considers other factors and events in the environment that may affect the fair value. Appraisals of the collateral underlying collateral-dependent loans are obtained when the loan is determined to be collateral-dependent and subsequently as deemed necessary by the Chief Credit Officer. Appraisals are reviewed for accuracy and consistency by the Chief Credit Officer. Appraisers are selected from the list of approved appraisers maintained by management. The appraised values are reduced by discounts to consider lack of marketability and estimated cost to sell if repayment or satisfaction of the loan is dependent on the sale of the collateral. These discounts and estimates are developed by the Chief Credit Officer by comparison to historical results. Fair value adjustments were $3.3 million at December 31, 2012, and $1.2 million at December 31, 2011.

Loans considered impaired under ASC 310-35, "Impairment of a Loan," are loans for which, based on current information and events, it is probable that the creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are subject to nonrecurring fair value adjustments to reflect (1) subsequent partial write-downs that are based on the observable market price or current appraised value of the collateral or (2) the full charge-off of the loan carrying value.

Other Real Estate Owned

Other real estate owned ("OREO") is initially recorded at fair value at the time of acquisition, as determined by independent appraisal or evaluation by the Corporation, less costs to sell when the real estate is acquired in settlement of loans. Quarterly evaluations of OREO are performed to determine if there has been any subsequent decline in the value of OREO properties. Estimated fair value of OREO is based on appraisals or evaluations, less costs to sell. OREO is classified within Level 3 of the fair value

All numbers are reported in thousands except share and per share data.

hierarchy. OREO assets are subject to nonrecurring fair value adjustments to reflect subsequent partial write-downs that are based on the observable market price or current appraised value of the collateral. Fair value adjustments were $1.2 million at December 31, 2012 and $1.1 million at December 31, 2011.

Appraisals of OREO are obtained when the real estate is acquired and subsequently as deemed necessary by the Chief Credit Officer. Appraisals are required annually and reviewed for accuracy and consistency by the Chief Credit Officer. The appraised values are reduced by discounts to consider lack of marketability and estimated cost to sell. Appraisers are selected from the list of approved appraisers maintained by management.

Unobservable (Level 3) Inputs

The following table presents quantitative information about unobservable inputs used in nonrecurring Level 3 fair value measurements (dollars in thousands):

	Quantitative Information about Level 3 Fair Value Measurements			
	Fair Value at December 31, 2012	Valuation Technique(s)	Unobservable Input	Range (Weighted Average)
Impaired loans (collateral-dependent)	$ 4,840	Market comparable properties	Marketability discount	5.0% - 10.0% (7%)
Other real estate/assets owned	$ 3,385	Market comparable properties	Marketability discount	5.0% - 10.0% (7%)

ASC Topic 825, "Financial Instruments," requires disclosure of the fair value of financial assets and liabilities, including those financial assets and liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and due from banks – The carrying amount approximates fair value.

Interest-bearing deposits in other banks – The carrying amount approximates fair value.

Federal funds sold – The carrying amount approximates fair value.

Securities held-to-maturity – Fair values are based on quoted market prices, if available. If a quoted price is not available, fair value is estimated using quoted prices for similar securities. The fair value estimate is provided to management from a third party using modeling assumptions specific to each type of security that are reviewed and approved by management. Quarterly sampling of fair values provided by additional third parties supplement the fair value review process.

Loans held for sale – The fair value is predetermined at origination based on sale price.

Loans (net of the allowance for loan losses) – The fair value of fixed rate loans and variable rate mortgage loans is estimated by discounting the future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. For other variable rate loans, the carrying amount approximates fair value

Federal Home Loan Bank stock – The carrying value of Federal Home Loan Bank ("FHLB") stock approximates fair value based on the redemption provisions of the FHLB.

Federal Reserve Bank stock – The carrying value of Federal Reserve Bank stock approximates fair value based on the redemption provisions of the Federal Reserve Bank.

Accrued interest receivable – The carrying amount approximates fair value.

Deposits – The fair value of fixed maturity time deposits is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities. For deposits including demand deposits, savings accounts, NOW accounts, and certain money market accounts, the carrying value approximates fair value.

Repurchase agreements – The fair value is estimated by discounting future cash flows using current rates.

Advances from FHLB – The fair value of these fixed-maturity advances is estimated by discounting future cash flows using rates currently offered for advances of similar remaining maturities.

Accrued interest payable – The carrying amount approximates fair value.

Commitments to extend credit and letters of credit – The fair value of commitments to originate loans is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair values of letters of credit and lines of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date. The fair values of these commitments are not material.

The following table presents estimated fair values of the Corporation's financial instruments as of December 31, 2012 and indicates the level within the fair value hierarchy of the valuation techniques (dollars in thousands):

		Fair Value Measurements at December 31, 2012 Using		
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets				
Cash and due from banks	$ 23,443	$ 23,443	$ -	$ -
Interest-bearing deposits in other banks	31,953	31,953	-	-
Federal funds sold	15,000	15,000	-	-
Federal Home Loan Bank and Federal Reserve Bank stock	3,879	-	3,879	-
Securities available-for-sale	345,718	-	345,718	-
Securities held-to-maturity	31,755	-	33,420	-
Loans held for sale	2,456	2,456	-	-
Loans, net	558,350	-	-	572,277
Accrued interest receivable	4,060	-	4,060	-
Financial liabilities				
Noninterest bearing deposits	169,136	169,136	-	-
Interest-bearing deposits	763,713	-	766,043	-
Repurchase agreements	17,068	-	17,068	-
Advances from Federal Home Loan Bank	10,100	-	10,215	-
Accrued interest payable	754	-	754	-
Off-balance sheet credit related instruments:				
Commitments to extend credit and letters of credit	-	-	-	-

All numbers are reported in thousands except share and per share data.

The estimated fair values of financial instruments as of December 31, 2011, were as follows (dollars in thousands):

	December 31, 2011	
	Carrying Amount	Fair Value
Financial assets		
Cash and due from banks	$ 17,927	$ 17,927
Interest-bearing deposits in banks	38,594	38,594
Federal funds sold	16,500	16,500
Securities available-for-sale	314,270	314,270
Securities held-to-maturity	35,214	37,275
Loans, net	508,602	523,847
Accrued interest receivable	4,095	4,095
Financial liabilities		
Deposits	856,430	858,775
Federal funds purchased and securities sold under agreements to repurchase	16,347	16,347
Advances from FHLB	17,100	17,521
Accrued interest payable	878	878
Off-balance sheet credit related instruments		
Commitments to extend credit and letters of credit	-	-

All numbers are reported in thousands except share and per share data.

NOTE 13 – QUARTERLY RESULTS OF OPERATIONS (Unaudited)

The following table presents unaudited quarterly interim financial information for the Corporation for the years ended December 31, 2012 and 2011 (dollars in thousands, except share and per share amount):

2012	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Interest income	$ 9,065	$ 9,095	$ 9,114	$ 9,110	$ 36,384
Interest expense	1,071	979	917	874	3,841
Net interest income	7,994	8,116	8,197	8,236	32,543
Provision for possible loan losses (recoveries), net	600	520	-	-	1,120
Noninterest income	3,379	3,360	2,276	2,616	11,631
Noninterest expenses	7,754	8,424	8,145	9,207	33,530
Income before income taxes	3,019	2,532	2,328	1,645	9,524
Income taxes	690	451	373	402	1,916
Net income	$ 2,329	$ 2,081	$ 1,955	$ 1,243	$ 7,608
Basic earnings per share	0.44	0.39	0.37	0.23	1.43
Weighted average shares outstanding per quarter	5,330,000	5,330,000	5,328,002	5,332,893	5,315,634

2011	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Interest income	$ 9,461	$ 9,680	$ 9,541	$ 9,286	$ 37,968
Interest expense	1,372	1,255	1,179	1,136	4,942
Net interest income	8,089	8,425	8,362	8,150	33,026
Provision for possible loan losses (recoveries), net	725	750	750	900	3,125
Noninterest income	2,422	2,694	2,887	2,969	10,972
Noninterest expenses	7,916	8,044	7,574	9,591	33,133
Income before income taxes	1,870	2,325	2,925	628	7,740
Income taxes	325	306	632	(519)	744
Net income	$ 1,545	$ 2,011	$ 2,293	$ 1,147	$ 6,996
Basic earnings per share	0.29	0.37	0.43	0.21	1.30
Weighted average shares outstanding per quarter	5,427,650	5,392,760	5,380,000	5,374,531	5,393,765

NOTE 14 – DEPOSITS

The Bank does not have any foreign offices and all deposits are serviced in its 17 domestic offices. Maturities of time deposits of $100 or more at December 31, 2012 and 2011, are as follows (dollars in thousands):

	2012	2011
Under 3 months	$ 28,504	$ 31,221
3 to 12 months	64,639	52,729
Over 12 months	27,018	24,972
Total	$ 120,161	$ 108,922

All numbers are reported in thousands except share and per share data.

The following table presents maturities of interest-bearing time deposits as of December 31, 2012 (dollars in thousands):

2013	$ 192,656
2014	15,824
2015	16,734
2016	14,666
2017	8,135
Thereafter	186
Total	$ 248,201

NOTE 15 – CONDENSED FINANCIAL INFORMATION OF THE CORPORATION

The following tables present the condensed balance sheets, statements of income, comprehensive income, and cash flows of the Corporation as of December 31, 2012 and 2011 (dollars in thousands, except per share amounts):

CONDENSED BALANCE SHEETS

	As of December 31,	
	2012	2011
Cash	$ 61	$ 443
Investment in bank subsidiary - at equity	100,999	109,149
Investment in credit life insurance company	54	54
Investment in other securities	17	17
Dividends receivable from bank subsidiary	1,917	1,972
Cash surrender value - life insurance	4,395	3,950
Total assets	$ 117,443	$ 115,585
Liabilities		
Accrued liabilities	1,686	1,559
Dividends payable	1,917	1,972
Total liabilities	3,603	3,531
Shareholders' equity		
Common stock - $10 par value, 8,000,000 shares authorized; 5,180,000 and 5,330,000 shares issued and outstanding, as of December 31, 2012 and December 31, 2011, respectively	51,800	53,300
Retained earnings	56,710	55,546
Accumulated other comprehensive income	5,330	3,208
Total shareholders' equity	113,840	112,054
Total liabilities and shareholders' equity	$ 117,443	$ 115,585

CONDENSED STATEMENTS OF INCOME

	Years ended December 31,	
	2012	2011
Operating income		
Dividends from bank subsidiary	**$ 7,289**	$ 6,974
Other dividend income	**18**	15
Interest income	**-**	-
Other	**135**	130
Operating expenses	**(218)**	(199)
Income before equity in undistributed net income of bank subsidiary	**7,224**	6,920
Equity in undistributed net income of bank subsidiary	**384**	76
Net Income	**$ 7,608**	$ 6,966

All numbers are reported in thousands except share and per share data.

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

	Year Ended December 31,		
	2012	2011	2010
Net Income for common shareholders	$ 7,608	$ 6,996	$ 7,243
Other Comprehensive Income (Loss)			
Unrealized appreciation (depreciation) on available-for-sale securities, net of taxes of $1,204, $2,960, and ($352)	1,923	4,728	(561)
Reclassification adjustment for realized (gains) losses included in net income, net of taxes of ($883), ($561), and ($621), respectively	(1,411)	(897)	(992)
Change in unfunded portion of postretirement benefit obligations, net of tax of $1,008, $1,214 and $43, respectively	1,610	1,940	68
Other Comprehensive Income (Loss)	2,122	5,771	(1,485)
Total Comprehensive Income	$ 9,730	$ 12,767	$ 5,758

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2012	2011
Operating activities		
Net income for the year	$ 7,608	$ 6,996
Adjustments to reconcile net income to net cash provided by operating activities		
Equity in undistributed net income of bank subsidiary	(384)	(76)
Increase in cash surrender value of life insurance contracts	(135)	(130)
Increase/Decrease in other assets	56	(1,972)
Increase/Decrease in payables	127	126
Total adjustments	(336)	(2,052)
Net cash provided by operating activities	7,272	4,944
Investing activities		
Purchase of single premium life insurance policy	(310)	-
Net cash used by investing activities	(310)	-
Financing activities		
Payment to repurchase common stock	(3,400)	(3,011)
Cash dividends paid	(3,944)	(1,991)
Net cash used by financing activities	(7,344)	(5,002)
Increase (decrease) in cash	(382)	(58)
Cash at beginning of year	443	501
Cash at end of year	**$ 61**	$ 443

NOTE 16 – EMPLOYEE BENEFIT PLANS

The Bank contributes to a qualified profit-sharing plan covering employees who meet participation requirements. The amount of the contribution is at the discretion of the Bank's Board of Directors, up to the maximum deduction allowed for federal income tax purposes. Contributions to the plan, which amounted to approximately $1,019, $874 and $764 in 2012, 2011 and 2010, respectively, are included in salaries and employee benefits expense.

In 1992, the Bank formalized a nonqualified salary continuation plan for certain key officers. In connection with this plan, the value of the single premium universal life insurance policies (approximately $963 at December 31, 2012, and approximately $960 at December 31, 2011) purchased in 1993 to fund the plan and the related liability (approximately $59 at December 31, 2012, and $76 at

All numbers are reported in thousands except share and per share data.

December 31, 2011) were included in other assets and other liabilities, respectively. The principal cost of the plan is accrued over the anticipated remaining period of active employment, based on the present value of the expected retirement benefit.

In 1993, the Corporation and Bank implemented a deferred compensation plan that permits directors to defer their director's fees and earn interest on the deferred amount in the amount of the Wall Street Journal prime rate plus three percent. The agreements provide for a lump sum payment of deferred fees plus accrued interest after retirement, separation from service, or death. The liability accrued for this plan totaled $6,226 and $5,746 at December 30, 2012 and 2011, respectively. The charge to expense for the agreements was $480, $521 and $532 for the years ended December 31 2012, 2011 and 2010, respectively.

NOTE 17 – POST RETIREMENT BENEFIT PLAN

The Corporation sponsors a defined benefit post-retirement health care plan covering employees who were hired before March 27, 2007. Under the plan, covered employees may retire at age 60 with 15 years of work experience with the Bank. ASC Topic 715 requires employers to (i) recognize the overfunded or underfunded status of a single-employer defined benefit post-retirement plan as an asset or liability in its statement of financial position and (ii) recognize changes in that funded status in comprehensive income. ASC Topic 715 also requires companies to accrue the cost of post-retirement health care and life insurance benefits within the employees' active service periods. Eligibility requirements for employees hired prior to March 27, 2007 are as follows:

- 25 years of service at any age;
- 15 years of service at attained age 60; and
- 15 years of service at attained age 55, with a qualifying disability

Premiums paid by retirees and spouses depend on date of retirement, age and coverage election. Employees retiring after June 2008, who are at least 60 years old with a minimum of 15 years of service, will pay half of the full monthly premium. Coverage will cease at age 63.5 for persons who retire with less than 25 years of service. All persons hired after March 27, 2008 are ineligible for retiree health benefits.

The Corporation funding policy is to make the minimal annual contribution that is required by applicable regulations, plus such amounts as the Corporation may determine to be appropriate from time to time. The Corporation expects to contribute $161 to the plan in 2013.

All numbers are reported in thousands except share and per share data.

The following table provides further information about the plan (dollars in thousands):

Obligations and Funded Status

	Post-Retirement Benefits	
	2012	2011
Change in benefit obligation		
Benefit obligation at beginning of year	$ 4,572	$ 1,825
Service cost	91	24
Interest cost	351	139
Plan participants' contributions	105	107
Actuarial (gain) loss	2,616	2,950
Benefits paid	(314)	(473)
Benefit obligation at end of year	$ 7,421	$ 4,572
Change in plan assets		
Fair value of plans assets at beginning of year	$ -	$ -
Employer contribution	209	365
Plan participants' contributions	105	107
Benefits paid	(314)	(472)
Fair value of plan assets at end of year	$ -	$ -
Funded status	$ (7,421)	$ (4,572)
Unrecognized net actuarial (gain) loss	2,920	305
Accrued benefit cost recorded in accrued liabilities	$ (4,501)	$ (4,267)

	Post-Retirement Benefits	
	2012	2011
Current liabilities	$ 266	$ 241
Noncurrent liabilities	$ 7,155	$ 4,331
Total	$ 7,421	$ 4,572

Amounts recognized in accumulated other comprehensive income not yet recognized as components of net periodic benefit cost consist of:

	Post-Retirement Benefits	
	2012	2011
Unrecognized net actuarial (gain) loss	$ 2,920	$ 305
Unrecognized prior service cost	-	-
Total (before tax effects)	$ 2,920	$ 305

All numbers are reported in thousands except share and per share data.

A reconciliation of other comprehensive income is as follows:

	Post-Retirement Benefits	
	2012	2011
Other comprehensive income at beginning of year	$ 305	$ (2,849)
Amortization of net gain (loss) included in net periodic benefit cost	-	205
Net actuarial (gain) loss during the period	2,615	2,950
Total (before tax effects)	$ 2,920	$ 305

	Post-Retirement Benefits	
Components of net periodic benefit cost	2012	2011
Service cost	$ 91	$ 24
Interest cost	351	139
Recognized net actuarial (gain) loss	-	(205)
Net periodic benefit cost (income)	$ 442	$ (42)

Other changes in benefit obligations recognized in other comprehensive income:

	Post-Retirement Benefits	
	2012	2011
Net actuarial (gain) loss	$ 2,615	$ 2,950
Recognized net actuarial gain (loss)	-	205
Total recognized in other comprehensive income (before tax effects)	$ 2,615	$ 3,155

The estimated net loss for the defined benefits postretirement plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $190.

Significant assumptions include:

	Post-Retirement Benefits	
Weighted-average assumption used to determine benefit obligation:	2012	2011
Discount Rate	4%	8%
Rate of compensation increase	NA	NA

	Post-Retirement Benefits	
Weighted-average assumptions used to determine benefit costs:	2012	2011
Discount Rate	8%	8%
Corridor	10%	10%
Rate of compensation increase	NA	NA

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid, net of participant contributions (dollars in thousands) (restated):

Year	Company Benefits
2013	$ 266
2014	277
2015	309
2016	327
2017	338
2018 and later	1,811
	$ 3,328

All numbers are reported in thousands except share and per share data.

The following table gives the Health Care Cost Trend, which is applied to gross charges, net claims and retiree paid premiums to reflect the Corporation's past practice and stated ongoing intention to maintain relatively constant cost sharing between the Corporation and retirees:

	2012	2011
Health care cost trend rate assumed for next year	7.5-11%	7.5-11%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5%	5%
Year that the rate reaches the ultimate trend rate	2018	2018

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (dollars in thousands):

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost	$ 89	$ (69)
Effect on postretirement benefit obligation	1,258	(1,007)

All numbers are reported in thousands except share and per share data.

2012 OFFICERS

T. Randy Stevens, CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

Timothy E. Pettus, PRESIDENT

John P. Tomlinson, III, CHIEF ADMINISTRATIVE OFFICER

N. Houston Parks, GENERAL COUNSEL

Patricia P. Bearden, CHIEF FINANCIAL OFFICER/CASHIER

Michael L. Ayer, CHIEF CREDIT OFFICER

Leslie R. Brooks, III, SENIOR COMMERCIAL RELATIONSHIP MANAGER

Paul T. Butts, Jr., SENIOR EXECUTIVE RETAIL BANKING

M. Harvey Church, MAURY COUNTY PRESIDENT

John T. Cotham, EXECUTIVE VICE PRESIDENT/HUMAN RESOURCES

R. Craig Holland, WILLIAMSON COUNTY PRESIDENT

Stephen K. Hughes, SENIOR TRUST OFFICER

Charles F. Isaacs, SENIOR COMMERCIAL RELATIONSHIP MANAGER

Martha M. McKennon, VICE PRESIDENT AND EXECUTIVE ASSISTANT

Richard S. Sevier, SENIOR COMMERCIAL RELATIONSHIP MANAGER

Barry B. White, CORPORATE LEGAL COUNSEL

William F. White, Jr., SENIOR EXECUTIVE MORTGAGE BANKING

Brian K. Williams, SENIOR EXECUTIVE COMMERCIAL BANKING

Michelle D. Gardner, ASSISTANT VICE PRESIDENT/ PLATFORM ADMINISTRATOR

Richard R. Benson, VICE PRESIDENT

April M. Bobb, ASSISTANT TRUST OFFICER

Kim A. Boone, SENIOR PERSONAL TRUST OFFICER

Felicia Y. Brown, TREASURY MANAGEMENT OFFICER

Larry D. Brown, LAWRENCE COUNTY SENIOR BANKING EXECUTIVE

Barbara C. Capps, MARSHALL COUNTY SENIOR BANKING EXECUTIVE

Joanna L. Chandler, AUDIT OFFICER/BANK INFORMATION SECURITY OFFICER

Shela G. Chessor, VICE PRESIDENT

David M. Edwards, FIRST VICE PRESIDENT

Suzanne A. Estes, ASSISTANT VICE PRESIDENT

Tiby Cope Ferguson, VICE PRESIDENT/BUSINESS DEVELOPMENT (LAWRENCE, GILES AND MARSHALL COUNTIES)

Donna C. Gandee, BUSINESS CONTINUITY PLAN OFFICER

Samuel G. Garrard, III, SENIOR INVESTMENT OFFICER

Miriam T. Green, BRANCH MANAGER II

Billy R. Harvel, VICE PRESIDENT

Judy M. Hickman, BRANCH ADMINISTRATOR

Linda L. Hicks, FIRST VICE PRESIDENT/DIRECTOR OF OPERATIONS

Carla F. Hinson, HICKMAN COUNTY SENIOR BANKING EXECUTIVE

Marcus F. Houston, GILES COUNTY SENIOR BANKING EXECUTIVE

Kathy W. Lafferty, COMMERCIAL BANK OFFICER

Rory A. Mallard, BUSINESS BANKING RELATIONSHIP MANAGER/ PRIVATE BANKING OFFICER

Cathy S. Mashburn, ASSISTANT VICE PRESIDENT

Robert C. Matthews, CONTROLLER

Marie E. McGrew, INTERNAL CONTROLS OFFICER

Carol D. Messer, BRANCH MANAGER, RETAIL LENDING

Richard J. Mullen, FIRST VICE PRESIDENT/TRUST OFFICER

Judy M. Musgrave, BUSINESS BANKING RELATIONSHIP OFFICER

Linda Pearson, CAREER DEVELOPMENT OFFICER

Joseph R. Reeves, Jr., FIRST VICE PRESIDENT

Bradley J. Rice, BUSINESS BANKING RELATIONSHIP MANAGER

Brenda S. Risner, ASSISTANT VICE PRESIDENT

C. Lynn Ross, DIRECTOR OF LOAN SERVICING

C. Stacey Shedd, VICE PRESIDENT

Anita G. Simmons, MANAGER OF MANAGEMENT INFORMATION SYSTEMS (MIS)

Terry D. Skillington, ASSISTANT VICE PRESIDENT

Glynis D. Smith, SECURITY/AUDIT OFFICER

Larissa Thomas, BANKING OFFICER

Linda W. Thomason, VICE PRESIDENT/TRUST OFFICER

Shannon L. Tidwell, INFORMATION TECHNOLOGY OFFICER

Gail E. Tindall, CHIEF COMPLIANCE OFFICER, BSA OFFICER, OFAC OFFICER

Amy B. Vaught, ASSISTANT VICE PRESIDENT/TRUST OFFICER

Teresa L. Walker, BANK MANAGER

Robert T. West, SENIOR INVESTMENT OFFICER

Pam D. White, ASSISTANT CONTROLLER

Roseann G. Williams, SENIOR BENEFITS TRUST OFFICER

Brenda Wolaver, BANKING OFFICER

Julia R. Wolaver, VICE PRESIDENT AND OFFICE MANAGER

McCoy C. Zachry, CREDIT OFFICER AND MANAGER OF SPECIAL ASSETS

DICKSON COUNTY:
White Bluff
White Bluff Office & ATM
2011 Highway 47 North
(615) 797-3153

GILES COUNTY:
Pulaski
Martin House Office & ATM
302 South Second St.
(931) 363-3830

HICKMAN COUNTY:
Bon Aqua
East Hickman Office & ATM
9512 Highway 46
(931) 670-0090

Centerville
Centerville Office & ATM
116 Church St.
(931) 729-3522

LAWRENCE COUNTY:
Lawrenceburg
Locust Avenue Office & ATM
1501 North Locust Avenue
(Open Saturday)
(931) 762-6490

Crockett Office & ATM
116 West Gaines St.
(931) 766-5650

Loretto
Loretto Office & ATM
201 S. Military St.
(931) 853-4358

MARSHALL COUNTY:
Chapel Hill
Chapel Hill Office & ATM
214 Horton Pkwy. North
(931) 364-2062

Lewisburg
Ellington Office & ATM
260 North Ellington Pkwy.
(Open Saturday)
(931) 359-6222

MAURY COUNTY:
Columbia
Main Office & ATM
816 South Garden Street
(931) 388-3145 or
1-800-882-8378

Campbell Plaza Office – Kroger ATM
1202 South James Campbell Blvd.
(Open Saturday)
(931) 380-8278

Hatcher Lane Office & ATM
1501 South James Campbell Blvd.
(931) 380-8260

High Street Drive-Through
515 N. High St.
(931) 380-8291

Northside Office & ATM
901 Nashville Hwy.
(Open Saturday)
(931) 380-8340

Mt. Pleasant
Mt. Pleasant Office & ATM
128 North Main St.
(931) 379-3292

Spring Hill
Spring Hill Office & ATM
5398 Main St.
(931) 486-2212

Port Royal Office & ATM
4871 Port Royal Rd.
(931) 486-2436

WILLIAMSON COUNTY:
Franklin
Cool Springs Office & ATM
300 Billingsly Court
(615) 771-6484

McEwen Office & ATM
1536 West McEwen Dr.
(615) 435-8814

LAUDERDALE COUNTY:
Florence, Alabama
First Farmers Mortgage
2087 Florence Blvd.
(256) 771-6484

ADDITIONAL ATMS ARE LOCATED AT:

Columbia Quik Mart/Shell
2223 Carmack Blvd.*

Columbia Quik Mart/Shell
312 East James Campbell Blvd.*

Columbia Quik Mart/Shell
1120 Hampshire Pike*

Columbia Quik Mart/Shell
1517 Hampshire Pike*

Columbia Quik Mart/Shell
2577 Nashville Hwy.*

Lawrenceburg – Crockett Hospital
1607 So. Locust Ave.*

Lawrenceburg Quik Mart/Shell
710 East Gaines St.*

Lawrenceburg Quik Mart/Shell
2100 No. Locust Ave.*

Lewisburg Downtown
121 2nd Ave. So.*

Lewisburg Marshall Plaza
1748 Mooresville Rd.*

Lewisburg Quik Mart/Shell
800 North Ellington Pkwy.*

Loretto Quik Mart/Shell
215 South Military St. Maury*

Mt. Pleasant Quik Mart/Shell
9170 New Lawrenceburg Hwy.*

Maury Regional Medical Center,
1224 Trotwood Ave.*

Spring Hill Quik Mart/Shell
5414 Main St.*

Tennessee Farm Bureau
147 Bear Creek Pike*

*Cash dispenser only


FIRST FARMERS
SERVICE AREA
Montgomery County
Houston County
Dickson County
White Bluff
Cheatham County
Humphreys County
East Hickman
Williamson County
Franklin
Centerville
Spring Hill
Hickman County
Rutherford County
Columbia
Chapel Hill
Perry County
Maury County
Lewis County
Bedford County
Mt. Pleasant
Lewisburg
Marshall County
Lawrence County
Wayne County
Lawrenceburg
Giles County
Pulaski
Lincoln County
Loretto
TN
AL
Florence
Lauderdale County
Limestone County
US 70
I-40
TN 46
TN 100
TN 7
TN 50
US 31
I-65
US 412
TN 99
US 31A
TN 64
US 43
AL 20
TN 48
TN 49
N
Branch & ATM
ATM
Drive-Thru Branch
Loan Production Office



To Our Shareholders,

As in the last few years, 2012 was a time of challenges in the banking industry. Despite positive trends in the economy, in bank loan performance and in profitability, there still exists a mountain of uncertainty. This includes interest rate suppression, the future action of the FDIC regarding deposit insurance and, of course, the near-term cost of health care for our employees.

Your bank did, indeed, have a good year in terms of improved asset quality, profitability and growth. Although we can see much improvement year over year, there is much to be done. Hopefully, our hard work in cost control and increased loan volume will result in more income in 2013.

But today I want to focus on what your bank did not do. I have always said, "A bank has the opportunity to help folks like no other industry." We believe our role in the community goes beyond financing that first home or new automobile. Our role is to be an unwaivering pillar of strong and continuous community support. Dedication to community service is a practice on which this bank was founded, and that commitment has helped build First Farmers into the market leader it is today.

During the last five years, many banks cut back dividends, sponsorships and benevolence in general. Your bank did not make any of these cutbacks.

Instead, First Farmers found new ways to truly make a difference in our markets. With "People Helping People" and its 800 volunteers, our bank fueled the effort that resulted in more than 35 homes in East Columbia being rehabbed. This has meant a lower crime rate, improved property values and a new sense of pride for those good folks.

Additionally, First Farmers partnered with Columbia State Community College to once again bring music and art to Middle Tennessee through the "Performance Series," now in its sixth year.

Your bank leads the community in annual support of Boy Scouts, 4-H Clubs, Relay for Life, March of Dimes and many others. These gifts come from the dedication of our employees to actively raise funds.

So maybe our strongest contribution in Middle Tennessee was "what we did not do," which was "pull back" on the very folks that made us a billion dollar bank.

Finally, we are also most proud to have been able to continue the semi-annual dividend without any cut, an accomplishment few banks were able to achieve.

Thank you for your continued support and trust in First Farmers and Merchants Bank.

Tim E. Pettus

Tim Pettus
President
First Farmers & Merchants Bank, Member FDIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **December 31, 2012**

or

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission file number 000-10972

First Farmers and Merchants Corporation
(Exact name of registrant as specified in its charter)

Tennessee	62-1148660
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
816 South Garden Street Columbia, Tennessee	38402 – 1148
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (931) 388-3145

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $10.00 par value per share
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[ ]Yes [X] No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
[ ]Yes [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[X]Yes [ ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[X]Yes [ ] No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ] Accelerated filer [X]

Non-accelerated filer [ ] (Do not check if a smaller reporting company) Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). [ ] Yes [X]No

The aggregate market value of the registrant's common stock held by non-affiliates as of June 30, 2012 was approximately $122,483,400 based on the reported price at which the common stock was last sold in a transaction known to the registrant.

As of March 1, 2013, the registrant had outstanding 5,180,000 shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Annual Report to Shareholders for Fiscal Year Ended December 31, 2012 -- Part I and II of this Report.

Proxy Statement for 2013 Annual Shareholders' Meeting to be held on April 16, 2013 -- Part III of this Report.

PART I

Item 1. Business.

Description of Business

First Farmers and Merchants Corporation (the "Corporation") was incorporated on March 31, 1982 as a Tennessee corporation. As of December 31, 2012, the only direct subsidiary of the Corporation was First Farmers and Merchants Bank, a Tennessee state-chartered bank (the "Bank"). Management evaluates the financial condition of the Corporation in terms of the Bank's operations within its service area in Middle Tennessee.

The operations of the Bank are significantly affected by prevailing economic conditions, competition and the monetary, fiscal and regulatory policies of governmental agencies. Lending activities are influenced by the general credit needs of small businesses in the Bank's service area, competition among lenders, the level of interest rates and the availability of funds. The Bank's loan portfolio is comprised of commercial, commercial and residential real estate, and retail installment loans, which primarily originate within the Bank's service area. Deposits are the primary source of funds for the Bank. Such deposits consist of checking accounts, regular savings deposits, negotiable order of withdrawal accounts, money market accounts and market rate certificates of deposit. Deposits are solicited from individuals and businesses in the Bank's service area, state and local entities and, to a lesser extent, United States government entities and other depository institutions. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities and the levels of personal income and savings in the Bank's service area. All of the Corporation's assets are located in the United States and all of its revenues generated from external customers originate within the United States.

The Bank's net income is dependent primarily on its net interest income, which is the difference between the interest income earned on its loans, investment assets and other interest-earning assets and the interest paid on deposits and other interest-bearing liabilities. To a lesser extent, the Bank's net income also is affected by its noninterest income derived principally from service fees as well as the level of noninterest expenses such as salaries and employee benefits.

For more information regarding the business of the Corporation and the Bank, please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations, which is included in the Corporation's 2012 Annual Report to Shareholders (the "Annual Report to Shareholders") attached as Exhibit 13 to this Annual Report on Form 10-K and is incorporated herein by reference.

Availability of SEC Reports

The Corporation's website is www.myfirstfarmers.com. The Corporation makes available free of charge on this website under the "About Us – Investor Services" link the Corporation's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after the Corporation electronically files such materials with, or furnishes them to, the Securities and Exchange Commission (the "SEC"). The SEC maintains a website at www.sec.gov that also contains reports, proxy and information statements and other information about the Corporation that are available free of charge. In addition, copies of our reports are available, without charge, by making a request through the "Contact Us" link on our website.

Regulation and Supervision

In addition to the generally applicable state and federal laws governing businesses and employers, the Corporation is subject to extensive regulation by federal and state laws and regulations applicable to financial institutions and their parent companies. Nearly all aspects of the business of the Corporation are subject to specific requirements and restrictions and general regulatory oversight. The principal objectives of state and federal laws regulating financial institutions are the maintenance of the safety and soundness of the institutions and the federal deposit insurance system, and the protection of consumers or classes of consumers, rather than the specific protection of shareholders of a bank or the parent company of a bank, such as the Corporation. In addition, the supervision, regulation and examination of the Corporation by the bank regulatory agencies is not intended to protect the Corporation's shareholders. Below is a brief summary of the regulatory environment in which the Corporation and its subsidiaries operate, but it is not designed to be a complete discussion of all statutes and regulations affecting the Corporation or its subsidiaries.

The Corporation is a bank holding company regulated under the Bank Holding Company Act of 1956 (the "BHCA") and is subject to regulation and supervision by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). The Corporation is required to file various reports with, and is subject to examination by, the Federal Reserve. The Federal Reserve has the authority to issue orders to bank holding companies to cease and desist from unsound practices and violations of conditions imposed by, or violations of agreements with, the Federal Reserve. The Federal Reserve is also empowered to assess civil money penalties against companies or individuals who violate the BHCA or orders or regulations thereunder.

The Federal Reserve has the authority to prohibit bank holding companies from paying dividends if such payment is deemed to be an unsafe or unsound practice. The Federal Reserve has indicated generally that it may be an unsafe or unsound practice for bank holding companies to pay dividends unless a bank holding company's net income is sufficient to fund the dividends and the expected rate of earnings retention is consistent with the organization's capital needs, asset quality and overall financial condition. The Bank is also subject to regulatory limitations on the amount of dividends it may declare and pay. This may limit income available to the Corporation, as the Corporation depends in part upon dividends received from the Bank to fund its activities, including the payment of dividends.

According to Federal Reserve policy and the Dodd-Frank Wall Street Reform and Protection Act (the "Dodd-Frank Act") signed into law in July of 2010, a bank holding company is expected to act as a source of financial and managerial strength to each of its subsidiary banks and to commit resources to support each such subsidiary. This support may be required at times when the bank holding company may not have the resources to provide such support. Similarly, under the cross-guarantee provisions of the Federal Deposit Insurance Act, the Federal Deposit Insurance Corporation (the "FDIC") can hold any FDIC-insured depository institution liable for any loss suffered or anticipated by the FDIC in connection with (i) the "default" of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution "in danger of default."

The Corporation owns the Bank, which is chartered under the laws of Tennessee and is a member of the Federal Reserve. The Bank is subject to extensive state regulation and examination by the Tennessee Department of Financial Institutions and the Federal Reserve as the primary regulators, and the FDIC as the secondary regulator that insures the deposits of all banks to the maximum extent permitted by law. The federal and state laws and regulations that are applicable to banks regulate, among other matters, the scope of the Bank's business, the Bank's investments, the Bank's reserves against deposits, the timing of the availability of deposited funds and the amount of loans and the amount of interest that may be charged on loans. Various state consumer laws and regulations also affect the Bank's operations.

The Corporation and the Bank are required to comply with capital guidelines issued by the Federal Reserve and with other tests related to capital adequacy that the Federal Reserve adopts from time to time.

The Basel Committee on Banking Supervision (the "Basel Committee") has announced revised final frameworks, generally referred to as "Basel III," for the regulation of capital and liquidity of internationally active banking organizations. Basel III would require capital to be held in the form of tangible common equity, generally increase the required capital ratios, phase out certain kinds of intangibles treated as capital and certain types of instruments, like trust preferred securities, and change the risk weightings of assets used to determine required capital ratios. Basel III is presently the subject of notices of proposed rulemaking released in June 2012 by federal banking agencies. The comment period for these notices of proposed rulemaking ended on October 22, 2012. Basel III was intended to be implemented in phases beginning January 1, 2013 and to be fully implemented on a global basis on January 1, 2019. On November 9, 2012, however, the federal banking agencies indefinitely delayed the January 1, 2013 implementation date.

The Federal Community Reinvestment Act (the "CRA") generally requires insured depository institutions to make loans and investments and provide services that meet the credit needs of the communities they serve. As a part of the CRA program, the Bank is subject to periodic examinations by the Federal Reserve and must maintain comprehensive records of its CRA activities. During these examinations, the Federal Reserve rates such institutions' compliance with the

CRA as "Outstanding," "Satisfactory," "Needs to Improve" or "Substantial Noncompliance." As of the last CRA examination on September 12, 2012, the Bank received an "Outstanding" rating from the Federal Reserve.

Pursuant to the authority granted under various statutes, the federal bank regulatory agencies have adopted guidelines (the "Guidelines") for safekeeping confidential, personal customer information. The Guidelines require each financial institution, under the supervision and ongoing oversight of its board of directors or an appropriate committee thereof, to create, implement and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, protect against any anticipated threats or hazards to the security or integrity of such information and protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer. The Bank has adopted a customer information security program that has been approved by the Board of Directors of both the Bank and the Corporation.

The Bank is required to pay quarterly FDIC deposit insurance assessments to the Deposit Insurance Fund ("DIF"). The FDIC maintains the DIF by assessing depository institutions an insurance premium. The amount each institution is assessed is based upon statutory factors that include the balance of insured deposits as well as the degree of risk the institution poses to the insurance fund. The FDIC uses a risk-based premium system that imposes insurance premiums based upon a risk matrix that takes into account a bank's capital level and supervision rating.

The passage of the Dodd-Frank Act brought about a major overhaul of the current financial institution regulatory system. Among other things, the Dodd-Frank Act established the independent Consumer Financial Protection Bureau tasked with protecting consumers from unfair, deceptive and abusive financial products and practices. The Dodd-Frank Act required the implementation of the "Volcker Rule" for banks and bank holding companies, which prohibits with certain limited exceptions, proprietary trading, investment in and sponsorship of hedge funds and private equity funds, and otherwise limit the relationships with such funds. The Dodd-Frank Act includes provisions that, among other things, reorganize bank supervision and strengthen the Federal Reserve. The Dodd-Frank Act also requires fees charged for debit card transactions, commonly referred to as interchange fees, to be both "reasonable and proportional" to the cost incurred by the card issuer.

Further, the Dodd-Frank Act provides that the appropriate federal regulators must establish standards prohibiting as an unsafe and unsound practice any compensation plan of a bank holding company or other "covered financial institution" that provides an insider or other employee with "excessive compensation" or could lead to a material financial loss to such firm. Prior to the implementation of the Dodd-Frank Act, the bank regulatory agencies promulgated the Interagency Guidance on Sound Incentive Compensation Policies, which requires that financial institutions establish metrics for measuring the impact of activities to achieve incentive compensation with the related risk of such behavior to the financial institution. The Dodd-Frank Act provides other restrictions, including limiting the ability of financial institutions to utilize trust preferred securities as Tier 1 capital going forward, and requiring institutions to retain credit risk when selling loans to third parties.

On July 31, 2010, the Federal Reserve implemented revised Regulation E. The effect of this revision was to allow customers of the Bank to opt out of overdraft protection programs, and thereby potentially reduce fee income generated by the Bank. The Bank has taken all steps necessary to be compliant with the revised Regulation E.

The activities of the Corporation and the Bank are also subject to regulation under other various federal laws including the Gramm-Leach-Bliley Act of 1999, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Debt Collection Practice Act, the Electronic Funds Transfer Act and the Currency and Foreign Transactions Reporting Act, among others, as well as various state laws.

Competition

The business of providing financial services is highly competitive. In addition to competing with other commercial banks in the Bank's service area, the Bank competes with savings and loan associations, insurance companies, savings banks, small loan companies, finance companies, mortgage companies, real estate investment trusts, certain governmental agencies, credit card organizations, credit unions and other enterprises. None of these competitors is dominant in the entire area served by the Bank.

In the Tennessee markets it serves, the Bank offers a typical mix of interest-bearing transaction, savings and time deposit products as well as traditional non-interest bearing deposit accounts. The Bank's primary market areas for these products are Dickson, Giles, Hickman, Lawrence, Marshall, Maury and Williamson Counties in Tennessee. The Bank also operates a loan production office in Florence (Lauderdale County), Alabama.

Employees

The Corporation has no employees. The Bank had approximately 244 full-time employees and 26 part-time employees at December 31, 2012. Four of the Bank's officers are also officers of the Corporation. Employee benefit programs provided by the Bank include a deferred profit-sharing plan, an annual profit-sharing plan, lender production incentives, a salary continuation plan, long-term disability insurance, a deferred compensation plan, an executive split-dollar life insurance plan, a post-retirement medical benefits program, a Section 125 cafeteria plan, training programs, group life and accidental death insurance, health and dental insurance and paid vacations.

Item 1A. Risk Factors.

An investment in our common stock involves significant risks. The risks and uncertainties that management believes affect or could affect us are described below. This listing should not be considered as all-inclusive. You should carefully read and consider these risks and uncertainties described below together with all of the other information included or incorporated by reference in this report before you decide to invest in our common stock. References to "we," "us," and "our" in this section refer to the Corporation and the Bank, unless otherwise specified or unless the context otherwise requires.

Our business and credit quality may be adversely affected by conditions in the financial market.

Beginning in mid-2007, the financial services industry and the securities markets generally were materially and adversely affected by significant declines in the value of nearly all asset classes and by a serious lack of liquidity, and economic conditions affecting the banking industry have not since fully recovered. The global markets have been characterized by substantially increased volatility and short-selling and an overall loss of investor confidence.

Businesses continue to experience serious difficulties resulting from restrained consumer spending and the lack of credit market liquidity. Market conditions have also led to the failure or merger of a number of prominent financial institutions and competition for deposits and high quality loans has increased for those that remain in business.

Overall, during 2012 the business environment continued to be unfavorable for many households and businesses in the United States and worldwide. Although the business environment in middle Tennessee has been better than in the United States generally, our customers continue to be impacted by reduced asset values, a tightening credit environment, securities market volatility and other factors. It is possible that the business environment in middle Tennessee, the United States and worldwide will continue to experience weakness and uncertainty for the foreseeable future. There can be no assurance that conditions will improve in the near term. Such conditions could adversely affect the credit quality of our loans, results of operations and financial condition.

A reduction of customer deposits or an inability of our borrowers to repay loans could have a material adverse effect on our liquidity.

We rely on dividends from the Bank as our primary source of funds. The primary sources of funds of the Bank are customer deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and international instability. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic conditions. Accordingly, we may be required from time to time to rely on secondary sources of liquidity, such as Federal Home Loan Bank advances, to meet withdrawal demands or otherwise fund operations. While management believes that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands.

Our allowance for loan losses may be insufficient, which could result in a reduction of net income and capital.

We maintain an allowance for loan and lease losses, which is a reserve established through a provision for loan and lease losses charged to expense, that represents management's best estimate of probable losses that have been incurred within the existing portfolio of loans and leases. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The level of the allowance reflects management's continuing evaluation of:

- portfolio quality trends;
- changes in the nature and volume of the portfolio;
- present and prospective economic and business conditions, locally and nationally;
- management review systems and board oversight;
- changes in credit policy, credit administration, portfolio management and procedures;
- changes in personnel, management and staff; and
- the existence and effect of any concentrations of credit.

The determination of the appropriate level of the allowance for loan and lease losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks using existing qualitative and quantitative information, all of which may undergo material changes. An increase in the allowance for loan and lease losses results in a decrease in net income, and possibly capital, and may have a material adverse effect on our financial condition and results of operations. For further discussion related to our allowance for loan and lease losses, please refer to "Liquidity and Capital Resources – Loans and Loan Quality" and "Critical Accounting Policies – Allowance for Loan and Lease Losses" in Management's Discussion and Analysis of Financial Condition and Results of Operations, which is included in the Annual Report to Shareholders attached as Exhibit 13 to this Annual Report on Form 10-K and is incorporated herein by reference.

Our profitability depends significantly on economic conditions in the communities in the States of Tennessee and Alabama where we do business.

Our success and profitability depend on the general economic conditions in the specific local markets in middle Tennessee and northern Alabama where we do business. Local economic conditions have a significant impact on the demand for our products and services as well as the ability of our customers to repay loans, the value of the collateral securing loans and the stability of our deposit funding sources. A favorable business environment is generally characterized by, among other factors, economic growth, efficient capital markets, low inflation, high business and investor confidence, and strong business earnings. Unfavorable or uncertain economic and market conditions can be caused by: declines in economic growth, business activity or investor or business confidence; limitations on the availability or increases in the cost of credit and capital; increases in inflation or interest rates; natural disasters; or a combination of these or other factors. A significant decline in general economic conditions could impact local economic conditions and, in turn, have a material adverse effect on our financial condition and results of operations.

We are subject to extensive government regulation and supervision.

We are subject to extensive regulation and supervision under federal and state laws and regulations. The restrictions imposed by such laws and regulations limit the manner in which we conduct business, undertake new investments and activities and obtain financing. These regulations are designed primarily for the protection of the deposit insurance funds and consumers and not to benefit our shareholders. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Most recently, the Dodd-Frank Act was enacted, implementing sweeping reforms to the financial services industry. A number of provisions of the Dodd-Frank Act remain to be implemented through the rulemaking process at various regulatory agencies. We are unable to predict what the final form of these rules will be when implemented by the respective agencies, but management believes that certain aspects of the new legislation including, without limitation, the additional cost of higher deposit insurance and the costs of compliance with disclosure and reporting requirements and examinations by the new Consumer Financial Protection Agency, could have a significant impact on our business, financial condition and results of operations. Further, federal monetary policies, particularly as implemented through the Federal Reserve, significantly affect short-term interest rates and credit conditions, and any unfavorable change in these conditions could have a material adverse effect on our financial condition or results of operations.

It is possible that there will be continued changes to the banking and financial institutions regulatory regimes in the future. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect us in substantial and unpredictable ways. Such changes could subject us to additional costs, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. We cannot predict the extent to which the government and governmental organizations may change any of these laws or controls. We also cannot predict how such changes would adversely affect our business and prospects.

We are subject to interest rate risk.

Our earnings and cash flows are largely dependent upon our net interest income. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the amount of interest we pay on deposits and borrowings, but such changes could also affect (i) our ability to originate loans and obtain deposits, (ii) the fair value of our financial assets and liabilities, and (iii) the average duration of our securities portfolio and other interest-earning rates received on loans and other investments, our net interest income, and therefore, earnings could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings.

Although management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on our results of operations, any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our financial condition and results of operations. For further discussion related to our management of interest rate risk, please refer to "Liquidity and Capital Resources – Interest Rate Risk" in Management's Discussion and Analysis of Financial Condition and Results of Operations, which is included in the Annual Report to Shareholders attached as Exhibit 13 to this Annual Report on Form 10-K and is incorporated herein by reference.

We rely heavily on our management team and on our ability to attract and retain key personnel.

We are a customer-focused and relationship-driven organization. Future growth is expected to be driven in large part by the relationships we maintain with our customers. Additionally, it is important for us to continue to attract, hire, motivate and retain skilled personnel to develop new customer relationships as well as new financial products and services. The market for such people is competitive and there is no assurance that we will be successful in attracting, hiring, motivating or retaining them.

Competition from other financial services providers could adversely impact our results of operation.

The banking and financial services business is highly competitive. We face competition in making loans, attracting deposits and providing trust services. Increased competition in the banking and financial services business may reduce our market share, impair its growth or cause the prices we charge for our services to decline. For further discussion related to our competition in our market area, please refer to "Competition" in Item 1 of this Annual Report on Form 10-K.

We obtain a significant portion of our noninterest revenue through service fees on deposit accounts; recent legislation and regulations impacting service fees could reduce our fee income.

A significant portion of our noninterest revenue is derived from service fee income. One of the components of this service fee income is overdraft-related fees. Management anticipates that changes in banking regulations, and in particular the Federal Reserve's recently adopted rules pertaining to certain overdraft payments on consumer accounts and the FDIC's Overdraft Payment Programs and Consumer Protection Final Overdraft Payment Supervisory Guidance, will have a significant adverse impact on our service fee income and overall results. Additionally, management anticipates that changes in customer behavior as well as increased competition from other financial institutions will result in declines in deposit accounts or in overdraft frequency resulting in a decline in service fee income. A reduction in deposit account fee income could have a material adverse effect on our earnings.

Our ability to declare and pay dividends is limited by law.

We derive our income primarily from dividends received from owning the Bank's common stock. Federal and state law limit the Bank's ability to declare and pay dividends. In addition, the Federal Reserve may impose restrictions on our ability to declare and pay dividends on our common stock. For further discussion related to restrictions on our ability to declare and pay dividends, please refer to "Regulation and Supervision" in Item 1 of this Annual Report on Form 10-K.

We may elect or be compelled to seek additional capital in the future, but that capital may not be available on favorable terms when it is needed.

We are required by federal regulatory authorities to maintain adequate levels of capital to support our operations. In addition, we may elect to raise additional capital to support our business or to finance any acquisitions or we may otherwise elect or be required to raise additional capital. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside our control, and on our financial performance. Accordingly, we cannot provide assurance of our ability to raise additional capital if needed or to be able to do so on terms acceptable to us. If we cannot raise additional capital on favorable terms when needed, it may have a material adverse effect on our financial condition and results of operations.

Our common stock is not listed or traded on any established securities market and is normally less liquid than securities traded in those markets.

Our common stock is not listed or traded on any established securities market and there are no plans to seek to list our common stock on any recognized exchange. Accordingly, our common stock has substantially less daily trading volume than the average securities listed on any national securities exchange. Most transactions in our common stock are privately negotiated trades and the shares are very thinly traded. There is no dealer for our stock and no "market maker." These factors can reduce the marketability of our shares and the lack of a liquid market can produce downward pressure on our stock price.

Maintaining or increasing our market share may depend upon our ability to adapt our products and services to evolving industry standards and consumer preferences.

Our success depends, in part, on our ability to adapt our products and services as well as our distribution of them to evolving industry standards and consumer preferences. Payment methods have evolved with the advancement of technology, such as consumer use of smart phones and PayPal accounts to pay bills, thereby increasing competitive pressure in the delivery of financial products and services. The development and adoption by us of new technologies could require us to make substantial expenditures to modify our existing products and services. Further, we might not be successful in developing or introducing new products and services, adapting to changing consumer preferences and spending and saving habits, achieving market acceptance or regulatory approval, or sufficiently maintaining and growing a loyal customer base. Our inability to adapt to evolving industry standards and consumer preferences could have an adverse impact on our financial condition or results of operations.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

A failure of our operating systems or infrastructure, or those of our third-party vendors, could disrupt our business. Our business is dependent on our ability to process and monitor large numbers of daily transactions in compliance with legal and regulatory standards. As processing demands change and our loan portfolios grow in both volume and differing terms and conditions, developing and maintaining our operating systems and infrastructure becomes increasingly challenging and there is no assurance that we can adequately or efficiently develop and maintain such systems.

Our operations rely on the secure processing, storage and transmission of personal, confidential and other information in our computer systems and networks. Although we take protective measures, our computer systems, software and networks may be vulnerable to unauthorized access, computer viruses, malicious attacks and other events that could have a security impact beyond our control. If one or more of such events occur, personal, confidential and other information processed and stored in, and transmitted through, our computer systems and networks could be jeopardized or could cause interruptions or malfunctions in our operations that could result in significant losses or reputational damage. We have put in place secure transmission capability, and work to ensure third parties follow similar procedures. An interception, misuse or mishandling of personal, confidential or proprietary information being sent to or received from a customer or third party could result in legal liability, regulatory action and reputational harm. In the event personal, confidential or other information is jeopardized, intercepted, misused or mishandled, we may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to fines, penalties, litigation costs and settlements and financial losses that are either not insured against or not fully covered through any insurance maintained by us. Any of these events could have a material adverse effect on our business, financial condition or results of operations.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

At December 31, 2012, the Bank maintained a main office in Columbia, Tennessee, 19 other offices (one of which is only a loan production office) and 35 separate automatic teller or cash dispensing machine locations. In addition to the main office in Columbia, the Bank's 18 other offices are located in the following locations throughout Middle Tennessee and northern Alabama:

City	County	Offices
Bon Aqua	Hickman	1
Centerville	Hickman	1
Chapel Hill	Marshall	1
Columbia	Maury	4
Franklin	Williamson	2
Lawrenceburg	Lawrence	2
Lewisburg	Marshall	1
Loretto	Lawrence	1
Mt. Pleasant	Maury	1
Pulaski	Giles	1
Spring Hill	Maury	2
White Bluff	Dickson	1
Florence, AL	Lauderdale	1
	Total:	19

The Bank's office at S. James Campbell Boulevard, Columbia, Tennessee is located on property that is leased and the bank also leases space in a Kroger store in Columbia. The Bank only provides automatic teller machine services at the following locations:

2223 Carmack Blvd (Quik Mart/Shell)	Columbia, TN
312 East James Campbell (QuickMart/Shell)	Columbia, TN
1120 Hampshire Pike (Quik Mart/Shell)	Columbia, TN
1517 Hampshire Pike (Quik Mart/Shell)	Columbia, TN
1224 Trobtwood Ave. (Maury Regional)	Columbia, TN
147 Bear Creek Pike (Farm Bureau)	Columbia, TN
2577 Nashville Highway (Quik Mart/Shell)	Columbia, TN
5414 Main Street (Quik Mart/Shell)	Columbia, TN
9170 new Lawrenceburg Highway (Quik Mart/Shell)	Columbia, TN
121 2nd Ave. South	Lewisburg, TN
1748 Mooresville Rd (Shopping Center)	Lewisburg, TN
800 North Ellington Parkway(Quik Mart/Shell)	Lewisburg, TN
710 East Gaines (Quik Mart/Shell)	Lawrenceburg, TN
2100 North Locust (Quik Mart/Shell)	Lawrenceburg, TN
1607 S. Locust Ave. (Crocket Hospital)	Lawrenceburg, TN
215 South Military(Quik Mart/Shell)	Loretto, TN

For more information on the properties owned and leased by the Corporation and the Bank, please refer to Notes 5 and 7 to the Consolidated Financial Statements, which are included in the Annual Report to Shareholders attached as Exhibit 13 to this Annual Report on Form 10-K and is incorporated herein by reference.

Item 3. Legal Proceedings.

The Corporation, the Bank and the subsidiaries of the Bank are, from time to time, subject to claims or suits arising in the ordinary course of business. The Corporation, the Bank and the subsidiaries of the Bank currently are not a party to any legal proceeding that, in management's opinion, would have a material adverse effect on the Corporation's financial condition or results of operations.

Item 4. Mine Safety Disclosure.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

A discussion of the Corporation's common stock and related shareholder matters is set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations and Notes to the Consolidated Financial Statements, each of which is included in the Annual Report to Shareholders attached as Exhibit 13 to this Annual Report on Form 10-K and is incorporated herein by reference. There were no sales of unregistered securities of the Corporation during the 12 months ended December 31, 2012.

The following table provides information regarding purchases of the Corporation's common stock made by the Corporation during the fourth quarter of 2012:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2012 - October 31, 2012	-	$ -	-	$ -
November 1, 2012- November 30, 2012	-	$ -	-	$ -
December 1, 2012 - December 31, 2012	100,000*	$ 22.50	-	$ -
Total	100,000	$ 22.50	-	$ -

*Purchased through negotiated transactions with several third-party sellers.

Item 6. Selected Financial Data.

The selected financial data, set forth in the Annual Report to Shareholders under the caption "Selected Financial Information," is attached as Exhibit 13 to this Annual Report on Form 10-K and is incorporated herein by reference.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations is included in the Annual Report to Shareholders attached as Exhibit 13 to this Annual Report on Form 10-K and is incorporated herein by reference.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

A discussion of the market risk of the Corporation and the Bank as of December 31, 2012 related to the investment debt and equity securities held by the Corporation and the Bank is set forth in Note 2 to the Consolidated Financial Statements, which is included in the Annual Report to Shareholders attached as Exhibit 13 to this Annual Report on Form 10-K and is incorporated herein by reference. A discussion of the market risk in the loan portfolio of the Bank is set forth in Note 3 to the Consolidated Financial Statements and in the section entitled "Liquidity and Capital Resources – Loans and Loan Quality" in Management's Discussion and Analysis of Financial Condition and Results of Operations, each of which is included in the Annual Report to Shareholders attached as Exhibit 13 to this Annual Report on Form 10-K and is incorporated herein by reference. A discussion of the rate sensitivity of all earning assets and interest-bearing liabilities of the Corporation and the Bank is set forth in the section entitled "Liquidity and Capital Resources– Interest Rate Risk" in Management's Discussion and Analysis of Financial Condition and Results of Operations, which is included in the Annual Report to Shareholders attached as Exhibit 13 to this Annual Report on Form 10-K and is incorporated herein by reference.

Item 8. Financial Statements and Supplementary Data.

Financial statements and supplementary data are set forth in the Consolidated Financial Statements and Notes to Consolidated Financial Statements, each of which is included in the Annual Report to Shareholders attached as Exhibit 13 to this Annual Report on Form 10-K and is incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

The Corporation with the participation of its management, including the Corporation's Chief Executive Officer and Treasurer (principal financial officer), carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this Report.

Based upon that evaluation and as of the end of the period covered by this Report, the Corporation's Chief Executive Officer and Treasurer (principal financial officer) concluded that, as a result of the material weaknesses referenced in the "Management Report on Internal Control Over Financial Reporting" incorporated by reference into Item 8 of this Report, the Corporation's disclosure controls and procedures were not effective in ensuring that information required to be disclosed in the reports that the Corporation files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported on a timely basis. Notwithstanding the identification of these material weaknesses, the Corporation's Chief Executive Officer and Treasurer (principal financial officer) have concluded that the Consolidated Financial Statements of the " incorporated by reference into Item 8 of this Report fairly present in all material respects the Corporation's financial condition, results of operations and cash flows as of the dates and for the periods presented in this Report.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, the Corporation has included a report of management's assessment of the design and operating effectiveness of its internal controls as part of this Report.

Changes in Internal Control Over Financial Reporting

Management's assessment of the Corporation's internal control over financial reporting identified two material weaknesses in the Corporation's internal control over financial reporting related to errors in accounting for the Corporation's defined benefit post-retirement health care plan and the amortization of FDIC pre-paid insurance as of December 31, 2012. These errors were the result of a lack of sufficient resources within the Corporation with the requisite expertise to handle the accounting for these items. Other than the identification of these material weaknesses, there was no change in the Corporation's internal control over financial reporting during the fourth quarter ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Remediation Plan for Material Weaknesses in Internal Control Over Financial Reporting

Subsequent to December 31, 2012, and immediately following management's identification of the above-referenced material weaknesses, management began taking steps to remediate these material weaknesses. These efforts are described in referenced in the "Management Report on Internal Control Over Financial Reporting" incorporated by reference into Item 8 of this Report.

Management anticipates that these remedial actions will strengthen the Corporation's internal control over financial reporting and will, over time, address the material weaknesses that were identified as of December 31, 2012.

Because some of these remedial actions will take place on a quarterly basis, their successful implementation may need to be evaluated over several quarters before management is able to conclude that the material weaknesses have been remediated. The Corporation cannot provide any assurance that these remediation efforts will be successful or that the Corporation's internal control over financial reporting will be effective as a result of these efforts.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Reference is made to information in the Corporation's Proxy Statement relating to the 2012 Annual Meeting of Shareholders (the "Proxy Statement") under the captions "Proposal 1: Election of Directors," "Executive Officers," "Corporate Governance – Committees of the Board of Directors," "Corporate Governance – Code of Ethics," and "General Information – Section 16 (a) Beneficial Ownership Reporting Compliance," which information is incorporated herein by reference.

Item 11. Executive Compensation.

Reference is made to information in the Proxy Statement under the captions "Compensation Discussion and Analysis," "Executive Compensation," "Compensation of Directors," "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report," which information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Reference is made to information in the Proxy Statement under the captions "Security Ownership of Certain Beneficial Owners and Management," which information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Reference is made to information in the Proxy Statement under the captions "Corporate Governance – Director Independence" and "Related Person Transactions," which information is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

Reference is made to information in the Proxy Statement under the captions "Audit Committee Report" and "Independent Registered Public Accounting Firm," which information is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) (1) Financial statements are set forth in the Consolidated Financial Statements and Notes to Consolidated Financial Statements, which are incorporated herein by reference to Exhibit 13 to this Annual Report on Form 10-K.

(2) All financial statement schedules are omitted because they are not applicable or not required, or because the required information is included in the Consolidated Financial Statements or Notes to Consolidated Financial Statements referenced in Item 15(a)(1).

(3) Exhibits:

3.1 Charter. (1)

3.2 Articles of Amendment to Charter. (1)

3.3 Second Amended and Restated Bylaws, as amended. (2)

4 Specimen Stock Certificate. (1)

10.1 Profit Sharing Plan. (3)*

10.2 First Amendment to Profit Sharing Plan. (3)*

10.3 Second Amendment to Profit Sharing Plan. (3)*

10.4 Executive Salary Continuation Agreement by and between First Farmers and Merchants National Bank and Waymon L. Hickman, dated as of December 1, 1992. (3)*

10.5 Benefits Agreement by and between First Farmers and Merchants Bank and Thomas Randall Stevens, the Bank's and the Corporation's Chairman and Chief Executive Officer, dated as of January 26, 2007. (4)*

10.6 Benefits Agreement by and between John P. Tomlinson, III, the Bank's and Corporation's Chief Administrative Officer, dated as of January 29, 2007. (4)*

10.7 Form of First Farmers and Merchants Corporation Amended and Restated Director Deferred Compensation Agreement.(5)*

10.8 First Amendment to the First Farmers and Merchants Corporation Amended and Restated Director Deferred Compensation Agreement with John P. Tomlinson, III, dated as of December 18, 2007. (5)*

10.9 Form of First Farmers and Merchants Bank Amended and Restated Director Deferred Compensation Agreement. (5)*

10.10 First Amendment to the First Farmers and Merchants Bank Director Deferred Compensation Agreement with Thomas Randall Stevens, dated as of January 5, 2007. (5)*

10.11 First Amendment to the First Farmers and Merchants Bank Amended and Restated Director Deferred Compensation Agreement with John P. Tomlinson, III, dated as of December 18, 2007. (5)*

10.12 Form of First Farmers and Merchants National Bank Director Split Dollar Agreement. (5)*

10.13 Form of Amendment to the First Farmers and Merchants National Bank Director Split Dollar Agreement. (5)*

10.14 First Farmers & Merchants Bank Group Term Carve-Out Plan, dated as of March 27, 2007. (5)*

10.15 First Farmers and Merchants National Bank Group Term Carve-Out Plan, dated as of July 23, 2002. (5)*

10.16 Amendment to the First Farmers and Merchants National Bank Group Term Carve-Out Plan, dated as of July 23, 2002. (5)*

10.17 First Farmers & Merchants Bank Life Insurance Endorsement Method Split Dollar Plan Agreement, dated as of January 7, 2008. (5)*

10.18 Form of First Farmers and Merchants Corporation Director Deferred Compensation Agreement. (5)*

10.19 Form of First Farmers and Merchants Bank Director Deferred Compensation Agreement. (5)*

10.20 First Farmers and Merchants Bank Director Deferred Compensation Agreement with Tim E. Pettus, dated as of March 5, 2008. (5)*

10.21 First Farmers and Merchants Corporation Director Deferred Compensation Agreement with Tim E. Pettus, dated as of March 5, 2008. (5)*

13 Annual Report to Shareholders.

21 List of Subsidiaries.

31.1 Certification of the Chief Executive Officer of First Farmers and Merchants Corporation pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of the Treasurer (principal financial officer) of First Farmers and Merchants Corporation pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32 Certification of the Chief Executive Officer and Treasurer (principal financial officer) of First Farmers and Merchants Corporation pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101 Pursuant to Rule 405 of Regulation S-T, the following financial information from the Company's Annual Report on Form 10-K for the year ended December 31, 2012, is formatted in XBRL (Extensible Business Reporting Language) interactive data files: (i) the Consolidated Balance Sheets as of December 31, 2012 and 2011; (ii) the Consolidated Statements of Income for each of the years ended December 31, 2012, 2011 and 2010; (iii) the Consolidated Statements of Changes in Shareholders' Equity for each of the years ended December 31, 2012, 2011 and 2010; (iv) the Consolidated Statements of Cash Flows for each of the years ended December 31, 2012, 2011 and 2010; and (v) the Notes to Consolidated Financial Statements, tagged as blocks of text. (6)

* Indicates a compensatory plan or arrangement.

(1) Incorporated by reference to the First Farmers and Merchants Corporation Amendment No. 1 to the Annual Report on Form 10-K/A for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on May 7, 2004 (File Number 000-10972).

(2) Incorporated by reference to the First Farmers and Merchants Corporation Annual Report on Form 10-K for the year ended December 31, 2010, as filed with the Securities and Exchange Commission on March 13, 2011 (File Number 000-10972).

(3) Incorporated by reference to the First Farmers and Merchants Corporation Amendment No. 2 to the Annual Report on Form 10-K/A for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on July 19, 2004 (File Number 000-10972).

(4) Incorporated by reference to the First Farmers and Merchants Corporation Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 30, 2007 (File Number 000-10972).

(5) Incorporated by reference to the First Farmers and Merchants Corporation Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on March 13, 2009 (File Number 000-10972).

(6) As provided in Rule 406T of Regulation S-T, this information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933, as amended, and Section 18 of the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST FARMERS AND MERCHANTS CORPORATION

By /s/ T. Randy Stevens
T. Randy Stevens
Chief Executive Officer
Date: March 14, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s / PATRICIA P. BEARDEN Patricia P. Bearden	Treasurer, Chief Financial Officer (Principal financial officer and principal accounting officer)	3/14/2013
/s / KENNETH A. ABERCROMBIE Kenneth A. Abercrombie	Director	3/14/2013
/s/ JAMES L. BAILEY, JR. James L. Bailey, Jr.	Director	3/14/2013
/s/ M. DARLENE BAXTER M. Darlene Baxter	Director	3/14/2013
/s/ JONATHAN M. EDWARDS Jonathan M. Edwards	Director	3/14/2013
/s/ TOM NAPIER GORDON Tom Napier Gordon	Director	3/14/2013
/s/ DALTON M. MOUNGER Dalton M. Mounger	Director	3/14/2013
/s/ TIMOTHY E. PETTUS Timothy E. Pettus	Director	3/14/2013
/s/ JOSEPH W. REMKE, III Joseph W. Remke, III	Director	3/14/2013
/s/ PATRICK J. RILEY Patrick J. Riley	Director	3/14/2013
/s/ MATTHEW M. SCOGGINS, JR. Matthew M. Scoggins, Jr.	Director	3/14/2013
/s/ T. RANDY STEVENS, III T. Randy Stevens, III	Director, Chief Executive Officer (Principal Executive Officer)	3/14/2013
/s/ W. LACY UPCHURCH W. Lacy Upchurch	Director	3/14/2013
/s/ KIMBERLY VELLA Kimberly Vella	Director	3/14/2013
/s/ DAN C. WHEELER Dan C. Wheeler	Director	3/14/2013
/s/ DAVID S. WILLIAMS David S. Williams	Director	3/14/2013

EXHIBIT INDEX
FIRST FARMERS AND MERCHANTS CORPORATION

3.1 Charter. (1)

3.2 Articles of Amendment to Charter. (1)

3.3 Second Amended and Restated Bylaws, as amended. (2)

4 Specimen Stock Certificate. (1)

10.1 Profit Sharing Plan. (3)*

10.2 First Amendment to Profit Sharing Plan. (3)*

10.3 Second Amendment to Profit Sharing Plan. (3)*

10.4 Executive Salary Continuation Agreement by and between First Farmers and Merchants National Bank and Waymon L. Hickman, dated as of December 1, 1992. (3)*

10.5 Benefits Agreement by and between First Farmers and Merchants Bank and Thomas Randall Stevens, the Bank's and the Corporation's Chairman and Chief Executive Officer, dated as of January 26, 2007. (4)*

10.6 Benefits Agreement by and between John P. Tomlinson, III, the Bank's and Corporation's Chief Administrative Officer, dated as of January 29, 2007. (4)*

10.7 Form of First Farmers and Merchants Corporation Amended and Restated Director Deferred Compensation Agreement.(5)*

10.8 First Amendment to the First Farmers and Merchants Corporation Amended and Restated Director Deferred Compensation Agreement with John P. Tomlinson, III, dated as of December 18, 2007. (5)*

10.9 Form of First Farmers and Merchants Bank Amended and Restated Director Deferred Compensation Agreement. (5)*

10.10 First Amendment to the First Farmers and Merchants Bank Director Deferred Compensation Agreement with Thomas Randall Stevens, dated as of January 5, 2007. (5)*

10.11 First Amendment to the First Farmers and Merchants Bank Amended and Restated Director Deferred Compensation Agreement with John P. Tomlinson, III, dated as of December 18, 2007. (5)*

10.12 Form of First Farmers and Merchants National Bank Director Split Dollar Agreement. (5)*

10.13 Form of Amendment to the First Farmers and Merchants National Bank Director Split Dollar Agreement. (5)*

10.14 First Farmers & Merchants Bank Group Term Carve-Out Plan, dated as of March 27, 2007. (5)*

10.15 First Farmers and Merchants National Bank Group Term Carve-Out Plan, dated as of July 23, 2002. (5)*

10.16 Amendment to the First Farmers and Merchants National Bank Group Term Carve-Out Plan, dated as of July 23, 2002. (5)*

10.17 First Farmers & Merchants Bank Life Insurance Endorsement Method Split Dollar Plan Agreement, dated as of January 7, 2008. (5)*

10.18 Form of First Farmers and Merchants Corporation Director Deferred Compensation Agreement. (5)*

10.19 Form of First Farmers and Merchants Bank Director Deferred Compensation Agreement. (5)*

10.20 First Farmers and Merchants Bank Director Deferred Compensation Agreement with Tim E. Pettus, dated as of March 5, 2008. (5)*

10.21 First Farmers and Merchants Corporation Director Deferred Compensation Agreement with Tim E. Pettus, dated as of March 5, 2008. (5)*

13 Annual Report to Shareholders.

21 List of Subsidiaries.

31.1 Certification of the Chief Executive Officer of First Farmers and Merchants Corporation pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of the Treasurer (principal financial officer) of First Farmers and Merchants Corporation pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32 Certification of the Chief Executive Officer and Treasurer (principal financial officer) of First Farmers and Merchants Corporation pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101 Pursuant to Rule 405 of Regulation S-T, the following financial information from the Company's Annual Report on Form 10-K for the year ended December 31, 2012, is formatted in XBRL (Extensible Business Reporting Language) interactive data files: (i) the Consolidated Balance Sheets as of December 31, 2012 and 2011; (ii) the Consolidated Statements of Income for each of the years ended December 31, 2012, 2011 and 2010; (iii) the Consolidated Statements of Changes in Shareholders' Equity for each of the years ended December 31, 2012, 2011 and 2010; (iv) the Consolidated Statements of Cash Flows for each of the years ended December 31, 2012, 2011 and 2010; and (v) the Notes to Consolidated Financial Statements, tagged as blocks of text. (6)

* Indicates a compensatory plan or arrangement.

(1) Incorporated by reference to the First Farmers and Merchants Corporation Amendment No. 1 to the Annual Report on Form 10-K/A for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on May 7, 2004 (File Number 000-10972).

(2) Incorporated by reference to the First Farmers and Merchants Corporation Annual Report on Form 10-K for the year ended December 31, 2010, as filed with the Securities and Exchange Commission on March 13, 2011 (File Number 000-10972).

(3) Incorporated by reference to the First Farmers and Merchants Corporation Amendment No. 2 to the Annual Report on Form 10-K/A for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on July 19, 2004 (File Number 000-10972).

(4) Incorporated by reference to the First Farmers and Merchants Corporation Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 30, 2007 (File Number 000-10972).

(5) Incorporated by reference to the First Farmers and Merchants Corporation Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on March 13, 2009 (File Number 000-10972).

(6) As provided in Rule 406T of Regulation S-T, this information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933, as amended, and Section 18 of the Securities Exchange Act of 1934, as amended.

EXHIBIT 13

EXHIBIT 21

List of Subsidiaries
(Direct and Indirect Ownership)

Name	State of Incorporation
First Farmers and Merchants Bank	Tennessee
F & M West, Inc.	Tennessee
Maury Tenn, Inc.	Nevada
Maury Tenn Properties, Inc.	Maryland